     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996
                                                    REGISTRATION NO. 333-

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
- -----------------------------------------------------------------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
- -----------------------------------------------------------------------------

                            SEACOR HOLDINGS, INC.
            (Exact name of registrant as specified in its charter)

              DELAWARE                          13-3542736
    (State or other jurisdiction             (I.R.S. Employer
  of incorporation or organization)        Identification Number)

                         11200 WESTHEIMER, SUITE 850
                             HOUSTON, TEXAS 77042
                                (713) 782-5990
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            MR. CHARLES FABRIKANT
         CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            SEACOR HOLDINGS, INC.
                   1370 AVENUE OF THE AMERICAS, 25TH FLOOR
                           NEW YORK, NEW YORK 10019
                                (212) 307-6633
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  COPIES TO:

     DAVID E. ZELTNER, ESQ.            JOHN T. GAFFNEY, ESQ.
   WEIL, GOTSHAL & MANGES LLP         CRAVATH, SWAINE & MOORE
        767 FIFTH AVENUE                  WORLDWIDE PLAZA
    NEW YORK, NEW YORK 10153            825 EIGHTH AVENUE
  (212) 310-8000                   NEW YORK, NEW YORK 10019-7475
                                           (212) 474-1000

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                       CALCULATION OF REGISTRATION FEE
- -----------------------------------------------------------------------------

                                                                 PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF                      PROPOSED MAXIMUM     AGGREGATE        AMOUNT OF
        SECURITIES TO           AMOUNT TO BE    OFFERING PRICE       OFFERING      REGISTRATION
        BE REGISTERED          REGISTERED(1)     PER SHARE(2)        PRICE(2)         FEE(3)
- ----------------------------  --------------  ----------------  ----------------  --------------
Common Stock, $.01 par value     1,834,613         $47.875        $87,832,097.38     $30,286.93
- ----------------------------  --------------  ----------------  ----------------  --------------

- -----------------------------------------------------------------------------

(1)    Includes 239,297 shares subject to purchase by the Underwriters to cover over-allotments, if any. See "Underwriting."

(2)    Estimated solely for the purpose of calculating the registration fee.

(3) The registration fee for the Common Stock being registered hereby, $30,286.93, has been calculated pursuant to Section 6(b) of, and Rule 457(c) under, the Securities Act of 1933, as amended (the "Securities Act"), as follows: 1/29 th of 1% of the product of: (x) $47.875, the average of the high and low sale prices of a share of the Common Stock as reported in the Nasdaq National Market on June 6, 1996, and (y) 1,834,613, the maximum number of shares of Common Stock to be offered to the public (including for this purpose, 239,297 shares of Common Stock issuable upon exercise, in full, of the Underwriters' over-allotment option).

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED JUNE 7, 1996

                               1,595,316 Shares

                                [COMPANY LOGO]

                            SEACOR Holdings, Inc.

                                 Common Stock
                               ($.01 par value)

Of the 1,595,316 shares of common stock, $.01 par value per share (the "Common Stock"), of SEACOR Holdings, Inc. (the "Company") being offered hereby, 750,000 shares are being issued and sold by the Company and 845,316 shares are being sold by certain stockholders of the Company named herein (the "Selling Stockholders"). The Company will not receive any of the net proceeds from the sale of shares by the Selling Stockholders. See "Use of Proceeds" and "Selling Stockholders."

The Common Stock is traded on the Nasdaq National Market under the symbol "CKOR." On June 6, 1996, the last reported sale price of the Common Stock was
                              $47.75 per share.
                      See "Price Range of Common Stock."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE
                                  11 HEREIN.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     UNDERWRITING                         PROCEEDS TO
                                     DISCOUNTS AND      PROCEEDS TO         SELLING
                 PRICE TO PUBLIC      COMMISSIONS       COMPANY (1)       STOCKHOLDERS
                ----------------  -----------------  ----------------  ----------------
Per Share ..... $                 $                  $                 $
Total (2) ..... $                 $                  $                 $

- ---------------
(1) Before deduction of expenses payable by the Company estimated at $500,000.

(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 239,297 additional shares to cover over-allotments of shares. If the option is
      exercised in full, the total Price to Public will be $   , Underwriting
      Discounts and Commissions will be $    and Proceeds to Company will be
      $   .

   The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares will be
ready for delivery on or about      , 1996, against payment in immediately
available funds.

CS First Boston
                             Salomon Brothers Inc
                                          Wasserstein Perella Securities, Inc.

                 The date of this Prospectus is      ,     .

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS AND THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

   The following summary is qualified in its entirety and should be read in conjunction with the detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus (the "Consolidated Financial Statements"). See "Glossary of Selected Industry Terms" for definitions of certain industry terms used herein. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                 THE COMPANY

   The Company is a major provider of offshore marine services to the oil and gas exploration and production industry and is one of the leading providers of oil spill response services to owners of tank vessels and oil storage, processing and handling facilities. The Company operates a diversified fleet of over 250 vessels primarily dedicated to servicing offshore oil and gas exploration and production facilities in the U.S. Gulf of Mexico, the North Sea, offshore West Africa and Mexico. The Company's offshore service vessels deliver cargo and personnel to offshore installations, handle anchors for drilling rigs and other marine equipment, support offshore construction and maintenance work and provide standby safety support. The Company also furnishes vessels for special projects such as well stimulation, seismic data gathering, freight hauling and line handling.

   In connection with its offshore marine services, the Company on December 7, 1995 entered into a joint venture, Energy Logistics, Inc. ("ELI"), with Baker Energy, a unit of Michael Baker Corporation, a U.S. public company. ELI offers logistics services for the offshore industry, including the coordination and provision of marine, air and land transportation, materials handling and storage, inventory control and "just in time" procurement.

   The Company's environmental services business principally provides contractual oil spill response services to those who store, transport, produce or handle petroleum and certain other non-petroleum oils as required by the Oil Pollution Act of 1990 ("OPA 90") and various state regulations. The Company's services, provided primarily through its wholly owned subsidiary, National Response Corporation ("NRC"), include training for and supervision of activities in response to oil spill emergencies and the maintenance of specialized equipment for immediate deployment and spill response. NRC has acted as the principal oil spill response contractor on several of the largest oil spills that have occurred in the United States since the enactment of OPA 90.

STRATEGY

   The Company's strategy is to identify and pursue opportunities for growth, development and integration of its offshore marine and environmental services businesses.

   OFFSHORE MARINE SERVICES. The Company seeks to pursue growth opportunities while balancing its exposure to the cyclical nature of the oil and gas exploration and production industry. The Company implements this strategy by
(i) diversifying geographically to enhance asset utilization and enable the Company to take advantage of cyclical market opportunities, (ii) maintaining a balance between long-term charters, which enhance asset utilization, increase the predictability of cash flows and foster lasting customer relationships, and short term charters, which provide the Company with flexibility to take advantage of improving market conditions and opportunities in different markets, (iii) maintaining a diversified fleet of vessels that enables the Company to service a broad range of customer requirements and (iv) meeting its customers' needs through efficient use of existing vessels and logistical systems and through modifying and converting vessels for specialized services.

   ENVIRONMENTAL SERVICES. The Company seeks to expand its OPA 90 related business and balance its exposure to the "event" driven nature of the oil spill response business by (i) pursuing new customer relationships and expanding the scope of its services to customers by identifying, developing and providing services ancillary to the requirements of OPA 90, (ii) expanding its oil spill response and ancillary services businesses internationally, (iii) expanding its sources of retainer revenue by actively marketing its environmental services to vessel owners, facilities and others who must comply with various state and federal environmental regulations but are not subject to the requirements of OPA 90 and (iv) maintaining a highly efficient and cost-effective spill response network by coordinating and managing existing resources and supplementing them with a variety of purpose-built equipment.

RECENT DEVELOPMENTS

  MCCALL ACQUISITION

   On May 31, 1996, the Company acquired McCall Enterprises, Inc. ("McCall") and affiliated companies (collectively, the "McCall Companies") which operate five utility boats and 36 crew boats dedicated to serving the oil and gas industry in the U.S. Gulf of Mexico. In consideration for such acquisition (the "McCall Acquisition"), which was accomplished pursuant to a series of merger and share exchange agreements involving the Company, certain subsidiaries of the Company, the McCall Companies and the former stockholders of the McCall Companies, the former stockholders of the McCall Companies have rights to receive an aggregate of approximately 1.3 million shares of Common Stock, subject to an adjustment based upon a final determination of the McCall Companies' working capital as of May 31, 1996. Based on the closing sale price of the Common Stock on the Nasdaq National Market on May 30, 1996, the McCall Acquisition has a value of approximately $64.6 million, subject to the final determination of working capital. The McCall Acquisition is intended to qualify as a tax-free reorganization and has been accounted for as a pooling-of-interests.

  1996 CNN TRANSACTION

   On June 6, 1996, the Company and Compagnie Nationale de Navigation, a French corporation ("CNN"), entered into an agreement (the "1996 CNN Agreement") pursuant to which the Company agreed to acquire six vessels from CNN for an aggregate purchase price of $22,675,000 with the understanding that three of such vessels will be bareboat chartered to CNN. The 1996 CNN Agreement also provides for the Company to prepay certain promissory notes in the aggregate principal amount of $9.6 million (the "Promissory Notes") issued to CNN by a subsidiary of the Company on December 17, 1993 in connection with the Company's acquisition on such date of certain vessels from CNN. In addition, CNN has notified the Company of its election to convert $4.75 million principal amount of the Company's 2.5% Convertible Notes due July 1, 1997 (the "2.5% Notes") issued to CNN in connection with such acquisition of vessels into 156,650 shares of Common Stock in accordance with the terms of the 2.5% Notes. Pursuant to the 1996 CNN Agreement, the Company agreed to include 459,948 shares of Common Stock owned by CNN on June 6, 1996 and the 156,650 additional shares of Common Stock to be issued to CNN upon the conversion of the 2.5% Notes in this Offering for resale to the public. The consummation of the transactions contemplated by the 1996 CNN Agreement (collectively, the "1996 CNN Transaction") is conditioned upon the sale of such 616,598 shares of Common Stock pursuant to this Offering and is intended to occur substantially simultaneously with such sale.

  6.0% NOTE CONVERSION

   On June 6, 1996, the Company notified First Trust National Association, as trustee (the "Trustee"), of the Company's 6.0% Convertible Subordinated Notes due July 1, 2003 (the "6.0% Notes"), of the Company's election to call the 6.0% Notes for redemption on July 12, 1996. Holders of the 6.0% Notes have the right to convert the 6.0% Notes into shares of Common Stock at a ratio of
39.024 shares of Common Stock per $1,000 principal amount of the 6.0% Notes (the "6.0% Note Conversion") (representing a conversion price of $25.625 per share) prior to the date of redemption. If the entire $55,250,000 principal amount outstanding of the 6.0% Notes were converted, 2,156,076 shares of Common Stock would be issued.

  1995 TRANSACTIONS

   During the year ended December 31, 1995, the Company completed the transactions set forth below (the "1995 Transactions"). This Prospectus contains certain pro forma information which gives effect to the 1995 Transactions. See "--Summary Historical and Pro Forma Financial Information" and "Pro Forma Financial Information."

   NRC MERGER. On March 14, 1995, NRC Holdings, Inc. ("NRC Holdings"), which was the sole stockholder of NRC at such date, was merged with and into CRN Holdings, Inc. ("CRN"), a wholly owned subsidiary of the Company and the owner of 42.9% of the outstanding capital stock of NRC Holdings (the "NRC Merger"). As a result of the NRC Merger, CRN became the sole stockholder of NRC and NRC became an indirect, wholly owned subsidiary of the Company.

   GRAHAM ACQUISITION. On September 15, 1995, the Company acquired substantially all the assets of John E. Graham & Sons and certain of its affiliated companies for approximately $72.9 million in cash (the "Graham Acquisition"). The purchased assets included 127 marine vessels used to support the offshore oil and gas exploration and production industry in the U.S. Gulf of Mexico and certain real estate, capital equipment and inventory associated with the operation of these vessels.

   COASTAL/PHIBRO TRANSACTIONS. On October 27, 1995, the Company and NRC amended certain existing agreements with Coastal Refining & Marketing, Inc. ("Coastal") and Phibro Energy USA, Inc. ("Phibro"). Those amendments provide, among other things, for a reduction in, and subsequent elimination of, Coastal's and Phibro's participation interests in certain operating results of NRC, a reduction in their retainer fees payable to NRC and the elimination of certain options held by each of them to purchase up to 20% of the fully diluted common stock of NRC. In addition, the agreements with Coastal were modified to provide for (i) an extension of its service agreement with NRC for an additional three years, (ii) the private placement to Coastal of 311,357 shares of Common Stock (having a value of $7.5 million at the time of issuance) and (iii) Coastal's agreement not to acquire more than 5.0% of the outstanding Common Stock (the "Coastal/Phibro Transactions").

   1995 CNN TRANSACTION. On November 15, 1995, the Company acquired three towing supply vessels from CNN, and entered into an agreement to acquire two anchor handling vessels and certain other assets for aggregate consideration of $21.55 million (consisting of the issuance to CNN in a private placement of 459,948 shares of Common Stock, and $10.25 million in cash) (the "1995 CNN Transaction"). Pursuant to the 1995 CNN Transaction, the parties terminated their existing pooling arrangement and agreed to manage the formerly pooled vessels through Feronia International Shipping S.A., a French corporation ("FISH") in which the Company and CNN each own a 50% interest.

   1995 COMMON STOCK OFFERING. In December 1995, the Company sold in an underwritten public offering 1,612,500 shares of its Common Stock at $24.25 per share (the "1995 Common Stock Offering"). In conjunction with the 1995 Common Stock Offering, 1,550,000 shares of Common Stock were sold by several of the Company's stockholders. Net proceeds to the Company of approximately $36.9 million were used to repay $31.0 million of indebtedness then outstanding under the Company's bank credit facility with Den norske Bank A/S (the "DnB Facility"), and the remainder has been allocated for general corporate purposes.

   For certain additional information relating to the transactions described above, see "Recent Developments."

   Unless the context indicates otherwise, any reference in this Prospectus to the "Company" refers to SEACOR Holdings, Inc. and its consolidated subsidiaries, including NRC, and any references in this Prospectus to "SEACOR" refer to SEACOR Holdings, Inc.

                                 THE OFFERING

Common Stock offered:
 By the Company ........          750,000

 By the Selling
Stockholders ...........          845,316
                                 --------

  Total ................         1,595,316

Common Stock to be
outstanding
 after the Offering(1) .         10,776,243

Use of Proceeds ........         $9.6 million to prepay the remaining
                                 aggregate principal amount of indebtedness outstanding under the Promissory Notes issued to CNN, $22.7 million to fund the vessel purchases in the 1996 CNN Transaction and the remainder for general corporate purposes. See "Use of Proceeds."

Nasdaq National Market
symbol .................         "CKOR"
- ------------

(1) Includes (i) approximately 1,300,000 shares of Common Stock issuable pursuant to the McCall Acquisition and (ii) 156,650 shares of Common Stock issuable to CNN in accordance with the terms of the 2.5% Notes, but does not include (i) 264,950 shares of Common Stock issuable upon the exercise of outstanding options under the Company's 1992 Non-Qualified Stock Option Plan that currently are exercisable and (ii) an aggregate of up to 2,156,076 shares of Common Stock issuable in accordance with the terms of the 6.0% Notes.

            SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

   The following table sets forth summary historical and pro forma financial information for the Company at the dates and for the periods indicated. The following data should be read in conjunction with "Pro Forma Financial Statements," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. The historical consolidated results of operations for the three months ended March 31, 1995 and 1996 are unaudited and not necessarily indicative of the results of operations for the full year.

                                      YEAR ENDED DECEMBER 31,                    THREE MONTHS ENDED MARCH 31,
                         -------------------------------------------------- ---------------------------------------
                                                                PRO FORMA                              PRO FORMA
                                                               AS ADJUSTED                            AS ADJUSTED
                             1993        1994        1995        1995(1)       1995         1996        1996(2)
                         ----------- ----------- ----------- ------------- -----------  ------------ -------------
                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
 Operating revenue .....  $   73,720  $   74,366  $  106,269   $   177,298  $   15,288   $    44,075  $    49,906
 Operating expenses ....      41,718      42,066      62,913       111,388       9,267        24,779       28,528
 Administrative and
  general  ..............      6,097       6,149      12,908        19,412       1,406         5,226        5,384
 Depreciation and
  amortization  .........     10,006      11,983      16,740        24,454       3,120         5,165        5,648
 Operating income ......      15,899      14,168      13,708        22,044       1,495         8,905       10,346
 Net income ............       7,410       7,906      10,226        15,376       1,407         5,593        6,238
 Net income per common
  share:
  Assuming no
  dilution(3)  .......... $     1.26  $     1.34  $     1.62   $      1.20  $     0.24   $      0.64  $       .48
  Assuming full dilution        1.21        1.24        1.44          1.17        0.24          0.56          .47
 Weighted average common
  shares:
  Assuming no
  dilution(3)  ..........  5,891,135   5,912,452   6,358,685    12,875,301   5,955,169     8,730,735   12,887,276
  Assuming full dilution   7,060,174   8,318,994   8,725,782    13,047,577   8,332,504    11,075,199   13,125,199
STATEMENT OF CASH FLOWS
  DATA:
 Cash provided by
  operating  activities   $   19,750  $   17,784  $    8,371   $        --  $    3,627   $     9,936  $        --
 Cash provided by (used
  in) investing
  activities  ...........    (24,178)     (3,108)    (77,274)           --       2,673          (734)          --
 Cash provided by (used
  in) financing
  activities  ...........     20,049      (5,317)     52,791            --      (3,788)       (8,968)          --
OTHER FINANCIAL DATA:
 EBITDA(4) .............  $   27,248  $   28,227  $   32,044   $    48,184  $    5,073   $    14,374  $    16,212

                                               AT MARCH 31,
                                                   1996
                                               -----------------------
                                                            PRO FORMA
                                                                AS
                                                HISTORICAL ADJUSTED(5)
                                               ----------- -----------
                                                    (in thousands)
BALANCE SHEET DATA:
 Cash and temporary investments ..............   $24,849     $31,730
 Total assets ................................   316,171     377,424
 Long-term debt (including current portion):
  DnB Facility ...............................    32,000      32,000
  Other senior secured debt, net of discount       8,870       2,034
  6.0% Notes .................................    55,250         --
  2.5% Notes, net of discount ................     3,913         --
 Total debt ..................................   100,033      34,034
 Total stockholders' equity ..................   161,919     279,723

- ------------

(1) Reflects adjustments to the Company's historical results of operations to give effect to (i) the consummation of the 1995 Transactions, the McCall Acquisition and the 6.0% Note Conversion and (ii) the completion of the Offering, and the application of the net proceeds therefrom, and the completion of the 1996 CNN Transaction, in each case as if such transactions occurred on January 1, 1995. See "Pro Forma Financial Statements."

(2) Reflects adjustments to the Company's historical results of operations to give effect to (i) the consummation of the McCall Acquisition and the 6.0% Note Conversion and (ii) the completion of the Offering, and the application of the net proceeds therefrom, and the completion of the 1996 CNN Transaction, in each case as if such transactions occurred on January 1, 1996. See "Pro Forma Financial Statements."

(3) This computation is submitted in accordance with Regulation S-K Item 601(b)(11). For the periods noted, it is contrary to APB Opinion No. 15 as per footnote to paragraph 14 thereto which does not require the inclusion of common stock equivalents in the earnings per share calculation if the dilutive effect is less than 3%.

(4) As used herein, "EBITDA" is operating income plus depreciation and amortization, amortization of deferred mobilization costs, which is included in marine operating expenses, minority interest in (income) loss of subsidiary and equity in net earnings of 50% or less owned companies. EBITDA should not be considered by an investor as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(5) Reflects adjustments to the Company's consolidated balance sheet at March 31, 1996, to give effect to (i) the consummation of the McCall Acquisition and the 6.0% Note Conversion and (ii) the completion of the Offering, and the application of the net proceeds therefrom, and the completion of the 1996 CNN Transaction, in each case as if such transactions occurred on March 31, 1996. See "Pro Forma Financial Statements."

                          SUMMARY FLEET INFORMATION

   The following table sets forth certain fleet information with respect to the Company as of the dates indicated.

                                       AT DECEMBER 31,
                                   ----------------------    AT MARCH 31,
                                     1993    1994    1995      1996(1)
                                   ------  ------  ------  --------------
TYPE OF VESSELS:(2)
 Supply/Towing supply ............    40      46      52          52
 Anchor handling towing supply  ..     8      11      10          11
 Crew ............................     3       2      41          41
 Project and geophysical/Freight       9       9       9           9
 Standby safety ..................    11      11      15          15
 Utility/Line handling ...........     2       4      81          78
 Oil spill response ..............    --      --      11          12
                                   ------  ------  ------  --------------
  Total fleet ....................    73      83     219         218(3)
GEOGRAPHIC MARKET:
 Domestic ........................    36      38     166         164
 Foreign:(4)
  Offshore West Africa ...........    15      20      25          26
  North Sea ......................    11      11      15          15
  Mexico .........................     5      10      10          10
  Other(5) .......................     6       4       3           3
                                   ------  ------  ------  --------------
   Total foreign .................    37      45      53          54

- ------------

(1) Does not include (i) the 36 crew vessels and five utility vessels acquired by the Company on May 31, 1996 pursuant to the McCall Acquisition and (ii) the four towing supply vessels, one anchor handling towing supply vessel and one standby safety vessel to be purchased by the Company pursuant to the 1996 CNN Transaction. Since March 31, 1996, the Company has sold three utility vessels.

(2) For a general description of each of these vessel categories, see "Glossary of Selected Industry Terms."

(3) Includes 198 vessels owned by the Company and 20 vessels that are not Company owned. Of the 20 vessels that are not Company owned, five are operated under pooling arrangements with Company owned vessels, 12 are in joint ventures in which the Company has an interest and three are bareboat chartered-in or time chartered by the Company for use in its operations. Effective June 1, 1996, one of the Company's joint ventures was terminated, and two vessels that participated therein were acquired in the McCall Acquisition.

(4) Foreign vessels include those operated from foreign shore bases and those which are used primarily in foreign operations.

(5)    Includes vessels operating in the Arabian Gulf and Australia.

                   SUMMARY HISTORICAL OPERATING INFORMATION

   The following table sets forth certain summary operating information for the Company during the periods indicated.


                                       YEAR ENDED DECEMBER 31,    THREE MONTHS ENDED
                                   ------------------------------       MARCH 31,
                                      1993      1994     1995(1)         1996(2)
                                   --------  --------  ----------  ------------------
RATES PER DAY WORKED:(3)
 Supply/Towing supply ............   $3,276    $3,254     $3,198          $3,691
 Anchor handling towing supply  ..    5,468     5,322      4,960           5,382
 Crew ............................    1,725     1,646      1,641           1,647
 Standby safety(4) ...............    5,209     4,687      4,378           4,645
 Utility/Line handling ...........    2,105     2,114      1,183           1,120
 Project and geophysical/Freight      3,606     3,801      4,010           4,197
                                   --------  --------  ----------  ------------------
  Overall fleet ..................    3,831     3,796      2,851(5)        2,495(5)
OVERALL UTILIZATION:(3)
 Supply/Towing supply ............     79.5%     81.6%      83.9%           97.1%
 Anchor handling towing supply  ..     91.5      77.2       80.1            96.6
 Crew ............................     72.1      59.4       94.7            97.4
 Standby safety ..................     91.6      87.0       82.1            88.7
 Utility/Line handling ...........     88.6      86.9       70.2            73.1
 Project and geophysical/Freight       99.8      94.6       89.2            99.3
                                   --------  --------  ----------  ------------------
  Overall fleet ..................     85.6      83.5       81.8            86.8

- ------------

(1) Includes data with respect to the 127 vessels acquired on September 15, 1995 pursuant to the Graham Acquisition.

(2) Does not include data from the 41 McCall vessels acquired pursuant to the McCall Acquisition on May 31, 1996.

(3) Rates per day worked and overall utilization figures exclude owned vessels that are bareboat chartered-out, pooled and joint venture vessels, and managed/operated vessels and include vessels bareboat and time chartered-in by the Company. Rates per day worked is the ratio of total charter revenue to the total number of vessel days worked.

(4) Revenue for standby safety vessels is earned in British pounds sterling ( pounds sterling) and has been converted to U.S. dollars at the weighted average exchange rate for the periods indicated. As earned in British pound sterling, rates per day worked for the periods indicated were pounds sterling 3,466, pounds sterling 3,083, pounds sterling 2,714 and pounds sterling 3,032, respectively.

(5) The decline in the overall fleet rates per day worked for the year ended December 31, 1995 and for the three-month period ended March 31, 1996 was due primarily to the large number of crew and utility vessels added to the Company's fleet from the Graham Acquisition. Crew and utility vessels earn substantially lower rates per day worked than the other types of vessels in the Company's fleet but also have substantially lower costs such that management believes that the comparative rates per day worked amount is not necessarily indicative of operating income performance.

                                 RISK FACTORS

   Prospective investors should consider carefully the following factors, in addition to the other information contained or incorporated by reference in this Prospectus.

INDUSTRY CONDITIONS

   OFFSHORE MARINE SERVICES; MARKET VOLATILITY

   The Company's offshore vessel operations are dependent on activity in the offshore oil and gas exploration and production industry. The level of exploration and development of offshore areas is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. The level of offshore activity also is related to local policies that influence drilling activities. In recent years, oil and gas prices and, therefore, the level of offshore exploration and drilling activity, have been volatile. A significant or prolonged decline in future oil and gas prices likely would result in reduced exploration and development of offshore areas and a decline in the demand for offshore marine services. Such reduced activity could have a material adverse effect on the Company's financial condition and results of operations.

   Charter rates for the Company's vessels also are dependent on the supply of offshore marine vessels. Excess vessel capacity in the industry can result from refurbishment of "mothballed" vessels, conversion of vessels formerly dedicated to services other than oil support and related offshore marine activities, and construction of new vessels. The addition of new capacity to the worldwide offshore marine fleet would increase competition in those markets where the Company presently operates which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

   ENVIRONMENTAL SERVICES

   The environmental response business is dependent upon the development, interpretation and enforcement of regulations promulgated under OPA 90 and, to a lesser extent, upon oil spill response regulations developed at the state level. There currently is no uniformity of regulatory development or enforcement on a federal or state level. The Company believes that it generally benefits from increasingly stringent oil spill regulations and from increased enforcement of such regulations (which, in each case, increases demand for NRC's services). However, a relaxation of oil spill requirements or decreased enforcement of such regulations could reduce demand for NRC's services and, therefore, have a material adverse effect on the Company's financial condition and results of operations.

   NRC is a "classified" Oil Spill Removal Organization ("OSRO"). The United States Coast Guard (the"Coast Guard") classifies OSROs based on their overall resource capability to respond to various types and sizes of oil spills in different operating environments such as rivers/canals, inland waters and oceans (separated into nearshore, offshore and open ocean areas). In November 1993, shortly after the initial OSRO program guidelines were published, NRC applied for and received an "E" classification, the highest classification level achievable. Under the original program, NRC's "E" classification expires in 1996 when it is due for renewal. The Coast Guard reserves the right to review NRC's resource capability at any time based on the Company's performance during actual response and cleanup activities and exercises and may, under certain circumstances, amend or revoke the classification. In September 1995, the Coast Guard proposed revised draft OSRO guidelines and requested industry and regulatory comments. On December 28, 1995, the revised OSRO guidelines were published. Significant revisions include geographic-specific classifications, proof of subcontractor support and more stringent oversight by the Coast Guard. NRC has reapplied for new classifications under the revised guidelines. Although NRC expects to receive an interim classification in July 1996, the Coast Guard must verify the information in the application and there can be no assurance that NRC will receive a final classification or a final classification equivalent to its current classification.

RELIANCE ON SIGNIFICANT CUSTOMERS

   The Company offers offshore marine services primarily to the major integrated oil companies and large independent oil and gas exploration and production companies. The percentage of revenues attributable to an individual customer varies from time to time, depending on the level of oil and gas exploration undertaken by a particular customer, the suitability of the Company's vessels for the customer's projects and other factors, many of which are beyond the Company's control. For the year ended December 31, 1995, approximately 19.5% and 14.8% of the Company's marine operating revenues were received from Mobil Oil Corporation and Conoco, Inc., respectively.

   The Company offers its environmental and oil spill response services primarily to the domestic and international shipping community, including dry cargo vessel owners and owners of facilities such as refineries, pipelines, exploration and production platforms and tank terminals. The Company presently has approximately 325 customers and provides retainer coverage to approximately 1,800 tank vessels, 850 barges and 350 facilities. The Company's retainer arrangements with these customers include both short-term contracts (one year or less) and long-term agreements, in some cases as long as seven years. For the year ended December 31, 1995, Coastal and Phibro, NRC's two largest customers, accounted for 28.6% of NRC's retainer revenues, collectively.

GOVERNMENT REGULATION

   Both the Company's offshore marine operations and environmental response operations are materially affected by government regulation in the form of international conventions, federal and state laws and regulations in jurisdictions where the Company's vessels operate and/or are registered. These regulations govern oil spills and other matters of environmental protection, worker health and safety, and the manning, construction and operation of vessels.

   The Company believes that it presently is in material compliance with the environmental laws and regulations to which the Company's operations are subject. The Company is not a party to any pending proceeding and is unaware of any threatened litigation or other judicial, administrative or arbitrable environmental proceedings which, if adversely determined, would have a material adverse effect on the financial condition or results of operations of the Company. However, the risks of incurring substantial compliance costs and liabilities and penalties for non-compliance are inherent in offshore marine service operations. There can be no assurance that significant costs, liabilities, and penalties will not be incurred by or imposed on the Company in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   OFFSHORE MARINE SERVICES

   OPA 90 requires owners and operators of tank vessels and certain other oil handling facilities to obtain certificates of financial responsibility for potential oil spill liability. The Company currently satisfies this requirement with respect to Company vessels required to maintain such certificates.

   ENVIRONMENTAL SERVICES

   The Company's environmental services are conducted through NRC, an indirect wholly owned subsidiary of the Company. OPA 90 regulations require certain vessels to identify in their response plans the availability of response resources or OSROs they will use in the event of an oil spill. NRC's primary sources of revenue are retainer arrangements with customers for making available its spill removal vessels and related marine equipment in the event of a spill. Authority to implement these regulations is divided among several regulatory agencies: the Coast Guard, the U.S. Environmental Protection Agency, the U.S. Minerals Management Service and the Office of Pipeline Safety. Currently, there is no uniformity of regulatory interpretation or enforcement by these agencies. On the state level, enforcement of analogous regulations varies from state to state. Due to this lack of uniformity, the amount of response resources required to be made available to the Company's customers is unclear. In addition, because regulatory enforcement initiatives affect the demand for NRC's retainer coverage, state and federal regulatory policies may have a material impact on NRC's results of operations.

   In addition to establishing policies which impact the demand for and value of NRC's services, the Coast Guard, pursuant to its program for classifying OSROs, provides classified OSROs a market advantage over non-classified service providers. A classified OSRO provides its clients a means of verifying that such entity has the necessary response resources available. Revocation of such "classification" or changes in the requirements could have a material adverse effect on the Company's financial condition or results of operations.

   In providing spill response services, NRC is subject to the Federal responder immunity doctrine, otherwise known as the "Good Samaritan" doctrine, which holds the Company harmless from liability for any spills that result from the Company's response efforts, except if the Company is found to be grossly negligent or to have engaged in willful misconduct. While most of the U.S. states in which NRC provides service have adopted the Good Samaritan doctrine, several states have not. In the event that NRC is determined to have acted with gross negligence or have engaged in willful misconduct in providing spill response services, NRC could be jointly and severally liable with the local contractor and the responsible party for any resulting damages. Although NRC maintains insurance coverage against such risks which it considers adequate, there can be no assurance that such coverage adequately will cover future claims that may arise.

OPERATING RISKS AND INSURANCE

   The operation of offshore support vessels is subject to various risks, including catastrophic marine disaster, adverse weather conditions, mechanical failure, collision, oil and hazardous substance spills and errors of navigation by vessel pilots, all of which represent a threat to the safety of personnel and to the Company's vessels, cargo, equipment under tow and other property, as well as the environment. The primary operating risks inherent in the environmental response business are the failure to meet the planning guidelines of federal and state statutes, or gross negligence in providing spill response services. The occurrence of the foregoing events either in the offshore marine services or environmental services business could result in revenue and casualty loss, increased costs and significant liability by the Company to third parties. The Company maintains insurance coverage against these risks which it considers adequate and it has not in the past experienced a loss in excess of policy limits. There can be no assurance, however, that the Company's existing insurance coverage can be renewed at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise.

RELIANCE ON FOREIGN OPERATIONS

   For the year ended December 31, 1995, approximately 37% of the Company's offshore marine revenues were derived from foreign operations. The Company's foreign offshore marine operations are subject to various risks inherent in conducting business in foreign nations. These risks include, among others, political instability, potential vessel seizure, nationalization of assets, currency restrictions and exchange rate fluctuations, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Although, historically, the Company's operations have not been affected materially by such conditions or events, it is not possible to predict whether any such conditions or events might develop in the future. The occurrence of any one or more of such conditions or events could have a material adverse effect on the Company's financial condition and results of operations.

   The Company currently operates 30 vessels offshore West Africa, which primarily service the local offshore oil and gas industry. The Company's operations offshore West Africa are highly dependent on the level of activity in Nigeria. At this time, Nigeria, because of its domestic policies, has become the subject of certain international sanctions, including the suspension of development aid by the European Union and the suspension of Nigeria from the Commonwealth of Nations. Additional sanctions may be imposed in the future, which could include economic sanctions, such as an oil embargo. Economic sanctions or an oil embargo would have a significant negative impact on activity in the oil and gas industry offshore West Africa, which in turn would have a negative impact on the Company's operations in that area. There can be no assurance that the effects of economic sanctions or an oil embargo with respect to Nigeria would not have a material adverse effect on the Company's financial condition and results of operations.

CURRENCY FLUCTUATIONS

   Due to its foreign operations, the Company is exposed to currency fluctuations and exchange rate risks. To minimize the financial impact of these risks, the Company attempts to contract the majority of its services in U.S. dollars. However, in certain of the Company's foreign operations, the Company collects revenues and pays expenses in local currency. For financial statement reporting purposes these accounts are translated into U.S. dollars at the weighted average exchange rates during the relevant period.

   Because the Company conducts substantially all its operations in U.S. dollars, to the extent the value of the U.S. dollar decreases in relation to the value of applicable foreign currencies, such decrease potentially could adversely affect the Company's operating revenues in foreign jurisdictions. To date, currency fluctuations have not had a material impact on the Company's financial condition or results of operations and the Company is not a party to any currency hedging arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and
Note 1 to the Consolidated Financial Statements included elsewhere in this Prospectus.

AGE OF FLEET

   As of March 31, 1996, the average age of the Company's owned offshore marine service fleet was approximately 14 years, whereas, at such date, the average age of the Company's environmental service response fleet was 27.6 years. NRC's vessels primarily operate in a "stand-by" mode with minimal wear and, consequently, management does not consider age to be a reliable indicator of the commercial viability of the vessels. The Company believes that after an offshore supply vessel has been in service for approximately 25 years, the amount of expenditures (which typically increase with vessel age) necessary to satisfy required marine certification standards may not be economically justifiable. If the Company is unable to replace its vessels at the end of their useful economic lives, the costs of new building could materially increase the Company's capital expenditures. There can be no assurance that the Company will be able to maintain its fleet by extending the economic life of existing vessels or acquiring new or used vessels, or that the Company's financial resources will be sufficient to enable it to make capital expenditures for such purposes.

COMPETITION

   Both the Company's marine and environmental segments operate in highly competitive industries. In addition to price, service and reputation, the principal competitive factors for offshore supply fleets include the existence of national flag preference, operating conditions and intended use (all of which determine the suitability of vessel types), complexity of maintaining logistical support and the cost of transferring equipment from one market to another. See "-- Industry Conditions -- Offshore Marine Services; Market Volatility" for other factors and "Business --Competition."

   The principal competitive factors in the environmental services business are price, service, reputation, experience and operating capabilities. The Company believes that the lack of uniformity of regulatory development and enforcement on a federal and state level has created a lower barrier of entry in several market segments which has increased the number of competitors. NRC faces competition from the Marine Spill Response Corporation (a non-profit corporation funded by the major integrated oil companies), other industry cooperatives, and also from smaller contractors who target specific market niches.

DIVIDENDS

   The Company has not paid any cash dividends since its inception in December 1989 and presently does not intend to pay any cash dividends on its Common Stock in the future. Instead, the Company intends to retain earnings for working capital and to finance the expansion of its business operations. In addition, as a holding company, the Company's ability to pay any cash dividends is dependent on the earnings and cash flows of its operating subsidiaries and their ability to make funds available to the Company. Pursuant to the terms of the DnB Facility, the Company is prohibited through August 31, 1996 (the maturity date of the bridge loan portion of the DnB Facility) from paying cash dividends in respect of the Common Stock.

LIMITATION ON FOREIGN OWNERSHIP OF COMMON STOCK

   The Company is subject to the Shipping Act, 1916, as amended (the "Shipping Act"), and the Merchant Marine Act of 1920, as amended (the "1920 Act," and collectively with the Shipping Act, the "Acts"), which govern, among other things, the ownership and operation of vessels used to carry cargo between U.S. ports. The Acts require that vessels engaged in the U.S. coastwise trade be (i) owned by U.S. citizens and (ii) built in the United States. For a corporation engaged in the U.S. coastwise trade to be deemed a citizen of the U.S., (a) the corporation must be organized under the laws of the U.S. or of a state, territory or possession thereof, (b) each of the president or other chief executive officer and the chairman of the board of directors of such corporation must be U.S. citizens, (c) no more than a minority of the number of directors of such corporation necessary to constitute a quorum for the transaction of business can be non-U.S. citizens and (d) at least 75% of the interest in such corporation must be owned by U.S. "Citizens" (as defined in the Acts). Should the Company fail to comply with the U.S. citizenship requirements of the Acts, it would be prohibited from operating its vessels in the U.S. coastwise trade during the period of such non-compliance.

   To facilitate compliance with the Acts, the Company's Certificate of
Incorporation: (i) contains provisions limiting the aggregate percentage ownership by Foreigners of any class of the Company's capital stock (including the Common Stock) to 22.5% of the outstanding shares of each such class to ensure that such foreign ownership will not exceed the maximum percentage permitted by applicable maritime law (presently 25.0%), and authorizes the Board of Directors, under certain circumstances, to increase the foregoing percentage to 24.0%, (ii) requires institution of a dual stock certification system to help determine such ownership and (iii) permits the Board of Directors to make such determinations as reasonably may be necessary to ascertain such ownership and implement such limitations. In addition, the Company's By-laws provide that the number of foreign directors shall not exceed a minority of the number necessary to constitute a quorum for the transaction of business and restrict any officer who is not a U.S. citizen from acting in the absence or disability of the Chairman of the Board of Directors and Chief Executive Officer and the President, all of whom must be U.S. citizens. At March 1, 1996, approximately 6.4% of the outstanding Common Stock was owned by Foreigners.

SHARES ELIGIBLE FOR FUTURE SALE

   Sales of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock. On the date of this Prospectus, there were 8,569,593 shares outstanding. Assuming 750,000 shares are issued and sold in the Offering, 1,300,000 shares are issued in connection with the McCall Acquisition, 156,650 shares are issued pursuant to the conversion of the 2.5% Notes in the 1996 CNN Transaction and 2,156,076 shares are issued pursuant to the conversion of the entire principal amount of the 6.0% Notes, a total of 12,932,319 shares of Common Stock will be outstanding. Of these, the 1,595,316 shares sold in the Offering and the 4,962,500 shares sold in the Company's prior public offerings will be freely transferable (except by affiliates of the Company and subject to the restrictions on foreign ownership of the Common Stock described above) without any restrictions thereon or further registration under the Securities Act of 1933, as amended (the "Securities Act"). See "-- Limitation on Foreign Ownership of Common Stock." Assuming the issuances and conversions described above, of the remaining 6,374,503 shares that will be outstanding (the "Non-Registered Shares"), (i) approximately 1 million Non-Registered Shares will be beneficially owned by affiliates of the Company, as such term is defined under Rule 144 under the Securities Act ("Rule 144"), and are subject to the volume limitations and other resale conditions imposed by Rule 144, (ii) approximately 300,000 Non-Registered Shares will be subject to the resale conditions imposed by Rule 144 until 1998 and (iii) approximately
1.3 million Non-Registered Shares will be subject to the resale conditions imposed by Rule 144 until 1999. The Company believes the remaining 3,774,503 Non-Registered Shares are transferable without restrictions under Rule 144. Certain of the Non-Registered Shares are subject to lockup agreements (see "Underwriting") that restrict the sale of shares for a period of 120 days from the date of this Prospectus.

   Pursuant to the terms of certain investment and registration rights agreements entered into in connection with each of the NRC Merger and the McCall Acquisition, the Company has agreed, among other things, to provide certain demand and/or "piggyback" registration rights to facilitate the public resale of up to an aggregate of approximately 1.6 million of the Non-Registered Shares. See "Recent Developments."

                             RECENT DEVELOPMENTS

MCCALL ACQUISITION

   On May 31, 1996, the Company acquired the McCall Companies which operate five utility boats and 36 crew boats dedicated to serving the oil and gas industry in the U.S. Gulf of Mexico. In consideration for the McCall Acquisition, which was accomplished pursuant to a series of merger and share exchange agreements involving the Company, certain subsidiaries of the Company, the McCall Companies and the former stockholders of the McCall Companies, the former stockholders of the McCall Companies have rights to receive an aggregate of approximately 1.3 million shares of Common Stock, subject to an adjustment based upon a final determination of the McCall Companies' working capital as of May 31, 1996. Based on the closing sale price of the Common Stock on the Nasdaq National Market on May 30, 1996, the McCall Acquisition has a value of approximately $64.6 million, subject to the final determination of working capital. The McCall Acquisition is intended to qualify as a tax-free reorganization and has been accounted for as a pooling-of-interests.

   In addition, pursuant to a certain Investment and Registration Rights Agreement dated May 31, 1996, the Company has agreed, under certain circumstances, to register for resale under the Securities Act, the shares of Common Stock issued in the McCall Acquisition. Pursuant to the McCall Acquisition, the Company entered into employment agreements with Norman McCall, the founder and president of McCall's Boat Rentals, Inc., and Joseph McCall.

1996 CNN TRANSACTION

   On June 6, 1996, the Company and CNN, entered into the 1996 CNN Agreement pursuant to which the Company agreed to acquire six vessels from CNN for an aggregate purchase price of $22,675,000, with the understanding that three of such vessels will be bareboat chartered to CNN. The 1996 CNN Agreement also provides for the Company to prepay the Promissory Notes issued to CNN by a subsidiary of the Company on December 17, 1993 in connection with the Company's acquisition on such date of certain vessels from CNN. In addition, CNN has notified the Company of its election to convert $4.75 million principal amount of the Company's 2.5% Notes issued to CNN in connection with such acquisition of vessels into 156,650 shares of Common Stock in accordance with the terms of the 2.5% Notes. Pursuant to the 1996 CNN Agreement, the Company agreed to include 459,948 shares of Common Stock owned by CNN on June 6, 1996 and the 156,650 additional shares of Common Stock to be issued to CNN upon the conversion of the 2.5% Notes in this Offering for resale to the public. The 1996 CNN Transaction is conditioned upon the sale of such 616,598 shares of Common Stock pursuant to this Offering and is intended to occur substantially simultaneously with such sale.

6.0% NOTE CONVERSION

   On June 6, 1996, the Company notified the Trustee of the 6.0% Notes of its election to call the 6.0% Notes for redemption on July 12, 1996. Holders of the 6.0% Notes have the right to convert the 6.0% Notes into shares of Common Stock at a ratio of 39.024 shares of Common Stock per $1,000 principal amount of the 6.0% Notes (representing a conversion price of $25.625 per share) prior to the date of redemption. If the entire $55,250,000 principal amount outstanding of the 6.0% Notes were converted, 2,156,076 shares of Common Stock would be issued.

1995 TRANSACTIONS

   During the year ended December 31, 1995, the Company completed the transactions set forth below. This Prospectus contains certain pro forma information which gives effect to such transactions. See "Pro Forma Financial Information."

   NRC MERGER

   On March 14, 1995, NRC Holdings was merged with and into CRN. Prior to the NRC Merger, CRN owned 42.9% of NRC Holdings' outstanding common stock. As a result of the NRC Merger, NRC (and each of its wholly owned subsidiaries) became an indirect, wholly owned subsidiary of the Company and each share of common stock of NRC Holdings (other than treasury shares and shares held by CRN) outstanding immediately prior to the effective time of the NRC Merger was converted into 2,203.7474 shares of Common Stock. Accordingly, an aggregate of 292,965 shares of Common Stock (having a value of approximately $5.7 million at the time of issuance) were issued to the former stockholders of NRC Holdings. In addition, pursuant to a certain Investment and Registration Rights Agreement dated March 14, 1995, the Company has agreed, under certain circumstances, to register for resale under the Securities Act, the shares of Common Stock issued in the NRC Merger.

   Pursuant to the NRC Merger, the Company entered into employment agreements with Mark Miller, as President and Chief Operating Officer of NRC, and James Miller, as the Vice-Chairman of NRC (the "Miller Employment Agreements"). Under the terms of the Miller Employment Agreements, both Mark Miller and James Miller receive base salaries of $250,000 per year for five years, and a bonus determined by reference to NRC's annual net revenues from its spill response services ("Net Spill Response Revenues") in each of 1995, 1996 and 1997, subject to certain minimum NRC revenue requirements. Mark Miller and James Miller have an 8.2% interest and a 51% interest, respectively, in Miller Family Holdings, Inc. ("MFHI"), and Mark Miller owns 25,926 shares of Common Stock.

  GRAHAM ACQUISITION

   On September 15, 1995, the Company acquired substantially all the assets of John E. Graham and Sons ("Graham") and certain of its affiliated companies for approximately $72.9 million in cash. The purchased assets include 127 marine vessels used to support the offshore oil and gas exploration and production industry in the U.S. Gulf of Mexico, and certain real estate, capital equipment and inventory associated with the operation of these vessels. The acquisition was financed with $74.0 million of borrowings under the DnB Facility. Of the $74.0 million borrowed, approximately $72.9 million was paid to Graham to acquire the assets and the balance was used to pay approximately $1.1 million in financing and acquisition costs and to fund working capital requirements in respect of the acquired assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

  COASTAL/PHIBRO TRANSACTIONS

   On October 27, 1995, the Company and NRC entered into an agreement (the "Amendments") to amend a master agreement (the "Master Agreement") and certain service agreements with Coastal and Phibro, two founding customers of NRC. Prior to October 27, 1995, Coastal and Phibro were parties to the Master Agreement pursuant to which NRC had separate service agreements with each of Coastal and Phibro. Under the Master Agreement, Coastal and Phibro each had certain participation interests in the operating results of NRC which were intended to reduce their respective costs incurred to comply with OPA 90. The Master Agreement also granted each of them an option to purchase up to 20% of the fully diluted common stock of NRC. The Master Agreement, together with the separate service agreements, were scheduled to expire on December 31, 1998, although the options to purchase common stock of NRC continued beyond that date. The Amendments provided for, among other things, the termination of the Master Agreement, the cancellation of the options to purchase stock and amendments of the separate service agreements.

   In the case of Phibro, the Amendments modified the Phibro service agreement to (i) fix the retainer fees at a lower amount for the period January 1, 1995 through December 31, 1998, (ii) reduce its participation interest in the operating results of NRC through December 31, 1995 and (iii) eliminate its participation interest in the operating results of NRC beginning January 1, 1996. In the case of Coastal, the Amendments modified the Coastal service agreement to (i) extend the expiration date of the service agreement to December 31, 2001 (subject to Coastal's right to extend the agreement for an additional five-year period), (ii) fix the retainer fee at a lower amount for the period January 1, 1995 through December 31, 1999 and thereafter, such fee is to be adjusted based on a formula, (iii) reduce its participation interest in the operating results of NRC through December 31, 1999, (iv) eliminate its participation in the operating results of NRC beginning January 1, 2000, (v) provide for the issuance to Coastal of 311,357 shares of the Common Stock (having a value of $7.5 million at the time of issuance) and (vi) obtain Coastal's agreement not to acquire more than 5.0% of the outstanding Common Stock.

   The shares issued to Coastal had a value of $7.5 million at the time of issuance and are subject to a certain Investment and Registration Rights Agreement dated October 27, 1995 whereby the Company has agreed, under certain circumstances, commencing after April 27, 1996, to register such shares of Common Stock for resale by Coastal under the Securities Act and, to the extent that Coastal does not elect to exercise its rights to have its shares of Common Stock so registered, the Company is entitled to require such registration. As part of the foregoing transaction, Coastal has agreed not to sell any shares of its Common Stock until April 27, 1996 and thereafter not to sell more than 50% of its 311,357 shares of Common Stock in any 12-month period.

   While the modifications of these agreements will likely result in lower retainer revenue from these two customers in the future, the Company believes that the Amendments will not have a material adverse effect on its future operations.

  1995 CNN TRANSACTION

   On November 15, 1995, the Company acquired three towing supply vessels from CNN and entered into an agreement to acquire two anchor handling vessels and certain other assets for aggregate consideration of $21.55 million (consisting of the issuance to CNN in a private placement of 459,948 shares of Common Stock, and $10.25 million in cash). Pursuant to a certain Investment and Registration Rights Agreement dated November 14, 1995, between the Company and CNN, the Company has agreed, under certain circumstances, to register such shares of Common Stock for resale by CNN under the Securities Act. In addition, in connection with the acquisition of vessels described above, an existing pooling arrangement between the Company and CNN was terminated and FISH (a French corporation in which the Company and CNN each will acquire a 50% interest) will manage the operation of vessels previously operated under the pooling arrangement. See "Business -- Joint Ventures and Pooling Arrangements -- Offshore West Africa."

  1995 COMMON STOCK OFFERING

   The Company sold in the 1995 Common Stock Offering 1,612,500 shares of its Common Stock at $24.25 per share. In conjunction with the 1995 Common Stock Offering, 1,550,000 shares of Common Stock were sold by several of the Company's stockholders. Net proceeds to the Company of approximately $36.9 million were used to repay $31.0 million of indebtedness then outstanding under the DnB Facility, and the remainder has been allocated for general corporate purposes.

                               USE OF PROCEEDS

   The net proceeds to be received by the Company from the Offering, after deducting underwriting discounts and commissions and other estimated expenses
payable by the Company, are $     million ($     million if the Underwriters'
over-allotment option is exercised in full). The Company intends to use $9.6 million of such net proceeds to prepay the remaining aggregate principal amount of indebtedness outstanding under the Promissory Notes issued to CNN and $22.7 million to fund the vessel purchases in the 1996 CNN Transaction. The Company intends to use the remainder of the estimated net proceeds for general corporate purposes. Pending such uses, the Company intends to invest such funds in short-term money market instruments.

   The $9.6 million aggregate outstanding principal amount of Promissory Notes are comprised of eight promissory notes, each in the principal amount of $1.2 million. The maturity dates and rates of interest for such promissory notes are as follows: December 17, 1996 bearing interest at a rate of 3.75%; December 17, 1997 bearing interest at a rate of 4.0%; December 17, 1998 bearing interest at a rate of 4.25%; December 17, 1999 bearing interest at a rate of 4.5%; December 17, 2000 bearing interest at a rate of 4.75%; December 17, 2001 bearing interest at a rate of 5.0%; December 17, 2002 bearing interest at a rate of 5.25%; and December 17, 2003 bearing interest at a rate of 5.5%.

   The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                         PRICE RANGE OF COMMON STOCK

   The Common Stock is traded on the Nasdaq National Market under the trading symbol "CKOR." The following table sets forth, for each period presented, the high and low sale prices for the Common Stock as reported on the Nasdaq National Market:(1)

                                                HIGH      LOW
Fiscal 1994 (ended December 31, 1994):
    First Quarter .......................... $23 1/2   $19 3/4
    Second Quarter .........................  21 3/4    17 3/4
    Third Quarter ..........................  22 1/2    19 9/16
    Fourth Quarter .........................  22 9/16   19 1/2
Fiscal 1995 (ended December 31, 1995):
    First Quarter .......................... $21 1/4   $18
    Second Quarter .........................  24 1/2    20 5/8
    Third Quarter ..........................  24 1/2    22 3/4
    Fourth Quarter .........................  28        22 1/4
Fiscal 1996 (ending December 31, 1996):
    First Quarter .......................... $37 1/4   $26 3/8
    Second Quarter (through June 6, 1996) ..  51        36 1/4

   ------------

(1) The prices set forth in this table reflect inter-dealer prices, without any retail mark-ups, mark-downs or commissions, and may not necessarily represent actual sale transactions.

   The last reported sale price of the Common Stock, as reported by the Nasdaq National Market on June 6, 1996, was $47.75 per share.

                                CAPITALIZATION

   The following table sets forth at March 31, 1996 (i) the historical consolidated debt and equity capitalization of the Company, (ii) pro forma adjustments to such debt and equity capitalization to give effect to consummation of the McCall Acquisition and issuance of approximately 1,300,000 shares of Common Stock, the 1996 CNN Transaction and the issuance of 156,650 shares of Common Stock as part of that transaction and the issuance of 2,156,076 shares of Common Stock pursuant to the 6.0% Note Conversion, (iii) such debt and equity capitalization adjusted to reflect the pro forma adjustments described in clause (ii) above, and (iv) such debt and equity capitalization adjusted to reflect the pro forma adjustments described in clause (ii) above and the consummation of the Offering and the application of the net proceeds therefrom to the Company. The information set forth in the table below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                   AT MARCH 31, 1996
                                                -----------------------------------------------------
                                                               PRO FORMA                 PRO FORMA AS
                                                   ACTUAL     ADJUSTMENTS    PRO FORMA     ADJUSTED
                                                ----------  -------------  -----------  -------------
                                                                    (IN THOUSANDS)
Current portion of long-term debt .............   $  1,476     $    156      $  1,632           432
Long-term debt:
 DnB Facility .................................     32,000           --        32,000        32,000
 Other Senior Secured Debt, net of discount  ..      7,394        1,325         8,719         1,602
 6.0% Convertible Notes .......................     55,250      (55,250)           --            --
 2.5% Convertible Notes, net of discount  .....      3,913           --         3,913            --
                                                ----------  -------------  -----------  -------------
  Total long-term debt ........................     98,557      (53,925)       44,632        33,602
Minority interest and indebtedness to Minority
 Shareholder ..................................      1,834           --         1,834         1,834
Stockholders' equity:
 Common stock, $.01 par value .................         86           35 (1)       121           130 (2)
 Additional paid-in capital ...................    127,326       53,728 (1)   181,054       218,480 (2)
 Retained earnings ............................     36,735       27,440        64,175        63,341
 Less 55,768 shares held in treasury, at cost         (576)          --          (576)         (576)
 Less unamortized restricted stock
 compensation .................................       (140)          --          (140)         (140)
 Currency translation adjustments .............     (1,512)          --        (1,512)       (1,512)
                                                ----------  -------------  -----------  -------------
  Total stockholders' equity ..................    161,919       81,203       243,122       279,723
                                                ----------  -------------  -----------  -------------
   Total capitalization .......................   $263,786     $ 27,434      $291,220      $315,591
                                                ==========  =============  ===========  =============

- ------------

(1) Adjustment to reflect the issuance of approximately 1,300,000 shares of Common Stock in the McCall Acquisition and the issuance of 2,156,076 shares of Common Stock pursuant to the 6% Note Conversion.

(2) Adjusted to reflect the consummation of the Offering and the application of a portion of the net proceeds to the Company therefrom to repay $9.6 million of indebtedness to CNN as described in "Use of Proceeds."

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   We have examined the pro forma adjustments reflecting the transactions described in the notes to the pro forma financial statements (the "Notes") and the application of those adjustments to the historical amounts in the accompanying pro forma statement of income of SEACOR Holdings, Inc. and its subsidiaries (the "Company") for the year ended December 31, 1995. The historical consolidated financial statements are derived from the historical consolidated financial statements of the Company and the McCall Affiliated Companies, included herein, which were audited by us. We did not audit the financial statements of CRN Holdings Inc. and subsidiaries, which statements reflect total assets and total revenues of 10 percent and 20 percent, respectively, in 1995 of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors. The historical financial statements of NRC Holdings, Inc. and Subsidiaries, John E. Graham and Sons and Offshore Trawlers, Inc. and Subsidiaries, incorporated by reference herein, were audited by other accountants. The pro forma adjustments are based upon management's assumptions described in the Notes. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants ("AICPA") and, accordingly, included such procedures as we considered necessary in the circumstances.

   The objective of this pro forma financial information is to show what the significant effects on historical information might have been had the transactions occurred at an earlier date. However, the pro forma financial statements are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transactions actually occurred at earlier dates.

   In our opinion, management's assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions described in the Notes, the related pro forma adjustments give appropriate effect to those assumptions and the pro forma column reflects the proper application of those adjustments to the historical consolidated financial statement amounts in the pro forma statement of income for the year ended December 31, 1995.

   In addition, we have reviewed the related pro forma adjustments and the application of those adjustments to the historical amounts in the accompanying pro forma balance sheet of the Company at March 31, 1996, and the related pro forma statements of income for the three months ended March 31, 1996. The historical consolidated financial statements are derived from the unaudited historical consolidated financial statements of the Company, which were reviewed by us. Such pro forma adjustments are based on management's assumptions as described in the Notes. Our reviews were made in accordance with standards established by the AICPA.

   A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to the historical consolidated financial information. Accordingly, we do not express such an opinion on the pro forma adjustments or the application of such adjustments to the historical consolidated balance sheet of the Company at March 31, 1996 and the historical consolidated statements of income for the three months ended March 31, 1996.

   Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above mentioned transactions described in the Notes, that the related pro forma adjustments do not give appropriate effect of those assumptions, or that the pro forma column does not reflect the proper application of those adjustments to the historical financial statement amounts in the pro forma balance sheet at March 31, 1996, and the related pro forma statement of income for the three months ended March 31, 1996.

                                          Arthur Andersen LLP

New Orleans, Louisiana,
June 7, 1996

                        PRO FORMA FINANCIAL STATEMENTS

   The pro forma financial statements presented below reflect the effects of adjustments to the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus necessary to give pro forma effect to the Offering and certain other transactions described below as if such transactions had occurred at the beginning of each of the periods presented for purposes of the pro forma statements of income and at March 31, 1996 for purposes of the pro forma balance sheet.

   The pro forma financial statements of the Company and accompanying notes should be read in conjunction with the Consolidated Financial Statements and notes thereto and the unaudited financial statements of the Company for the three months ended March 31, 1996 and the Combined Financial Statements and notes thereto and the unaudited financial statements of the McCall Affiliated Companies for the three months ended March 31, 1996.

   Management believes that the assumptions used provide a reasonable basis on which to present the pro forma financial data. The pro forma financial statements are provided for informational purposes only and should not be construed to be indicative of the Company's results of operations or financial position had the Offering and other transactions described below been consummated on or as of the dates assumed, and are not intended to project the Company's results of operations or its financial position for any future period or as of any future date.

   The pro forma adjustments (a) in the case of the balance sheet at March 31, 1996, give effect to consummation of the McCall Acquisition and the 6.0% Note Conversion as if such transactions occurred on March 31, 1996, (b) in the case of the statement of income for the year ended December 31, 1995, give effect to consummation of the 1995 Transactions, the McCall Acquisition and the 6.0% Note Conversion as if such transactions occurred on January 1, 1995, and (c) in the case of the statement of income for the three months ended March 31, 1996, give effect to consummation of the McCall Acquisition and the 6.0% Note Conversion as if such transactions occurred on January 1, 1996.

   The pro forma as adjusted information adjusts the pro forma amounts to reflect completion of the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds" and completion of the 1996 CNN Transaction, (a) in the case of the balance sheet at March 31, 1996, as if such transactions occurred on March 31, 1996, (b) in the case of the statement of income for the year ended December 31, 1995, as if such transactions occurred on January 1, 1995, and (c) in the case of the statement of income for the three months ended March 31, 1996, as if such transactions occurred on January 1, 1996.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             AS OF MARCH 31, 1996

                                               HISTORICAL                 PRO FORMA ADJUSTMENTS
                                    ------------------------------  -------------------------------
                                                                                        6.0% NOTE
                                                                         MCCALL        CONVERSION
                                         SEACOR          MCCALL         (NOTE B)        (NOTE C)
                                    --------------  --------------  --------------  ---------------
ASSETS
Cash ..............................   $ 24,849,000    $  5,532,000     $ 102,000 (2)  $         --
Investment securities .............             --         923,000            --                --
Trade and other receivables  ......     36,095,000       3,461,000       642,000 (2)            --
Affiliate receivables .............        690,000              --      (294,000)(2)            --
Inventories .......................      1,610,000              --            --                --
Prepaid expenses and other ........      1,677,000         766,000            --                --
                                    --------------  --------------  --------------  ---------------
  Total current assets ............     64,921,000      10,682,000       450,000                --
                                    --------------  --------------  --------------  ---------------
Investments, at equity in and
 Receivables from 50% or Less
 Owned Companies ..................      6,577,000         250,000      (500,000)(2)            --
Property, Equipment, Land, and
 Capital Leases ...................    289,645,000      48,800,000        86,000 (2)            --
 Less-accumulated depreciation  ...    (59,001,000)    (21,208,000)           --                --
                                    --------------  --------------  --------------  ---------------
  Net property and equipment  .....    230,644,000      27,592,000        86,000                --
                                    --------------  --------------  --------------  ---------------
Other Assets ......................     14,029,000         288,000            --        (1,517,000)(4)
                                    --------------  --------------  --------------  ---------------
                                      $316,171,000    $ 38,812,000     $  36,000      $ (1,517,000)
                                    ==============  ==============  ==============  ===============
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current portion of long-term debt     $  1,476,000    $    156,000     $      --      $         --
Loans from stockholders ...........             --       1,570,000            --                --
Accounts payable -- trade .........      7,480,000         653,000            --                --
Accounts payable -- affiliates  ...        838,000              --            --                --
Other current liabilities .........     11,637,000       1,087,000        36,000 (2)            --
                                    --------------  --------------  --------------  ---------------
  Total current liabilities  ......     21,431,000       3,466,000        36,000                --
                                    --------------  --------------  --------------  ---------------
Long-Term Debt ....................     98,557,000       1,325,000            --       (55,250,000)(4)
Deferred Income Taxes .............     30,177,000       6,551,000            --                --
Deferred Revenue, Gain, and Other
 Liabilities ......................      2,253,000              --            --                --
Minority Interest and Indebtedness
 to Minority Shareholder ..........      1,834,000              --            --                --
Stockholders' Equity:
 Contributed capital ..............             --          30,000       (30,000)(1)            --
 Common stock .....................         86,000              --        13,000 (1)        22,000(4)
 Additional paid-in capital  ......    127,326,000              --        17,000 (1)    53,711,000(4)
 Retained earnings ................     36,735,000      27,742,000      (302,000)(1)            --
 Less -- shares held in treasury  .       (576,000)       (302,000)      302,000 (1)            --
 Less unamortized restricted stock        (140,000)             --            --                --
 Currency translation adjustments       (1,512,000)             --            --                --
                                    --------------  --------------  --------------  ---------------
  Total stockholders' equity  .....    161,919,000      27,470,000            --        53,733,000
                                    --------------  --------------  --------------  ---------------
                                      $316,171,000    $ 38,812,000     $  36,000      $ (1,517,000)
                                    ==============  ==============  ==============  ===============







                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                      PRO FORMA AS
                                                     ADJUSTED (NOTE
                                       PRO FORMA           D)
ASSETS
Cash ..............................   $ 30,483,000    $ 31,730,000(6)
Investment securities .............        923,000         923,000
Trade and other receivables  ......     40,198,000      40,198,000
Affiliate receivables .............        396,000         396,000
Inventories .......................      1,610,000       1,610,000
Prepaid expenses and other ........      2,443,000       2,443,000
                                    --------------  --------------
  Total current assets ............     76,053,000      77,300,000
                                    --------------  --------------
Investments, at equity in and
 Receivables from 50% or Less
 Owned Companies ..................      6,327,000       6,327,000
Property, Equipment, Land, and
 Capital Leases ...................    338,531,000     361,206,000(6)
 Less-accumulated depreciation  ...    (80,209,000)    (80,209,000)
                                    --------------  --------------
  Net property and equipment  .....    258,322,000     280,997,000
                                    --------------  --------------
Other Assets ......................     12,800,000      12,800,000
                                    --------------  --------------
                                      $353,502,000    $377,424,000
                                    ==============  ==============
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current portion of long-term debt     $  1,632,000    $    432,000(6)
Loans from stockholders ...........      1,570,000       1,570,000
Accounts payable -- trade .........      8,133,000       8,133,000
Accounts payable -- affiliates  ...        838,000         838,000
Other current liabilities .........     12,760,000      12,311,000
                                    --------------  --------------
  Total current liabilities  ......     24,933,000      23,284,000
                                    --------------  --------------
Long-Term Debt ....................     44,632,000      33,602,000(6)
Deferred Income Taxes .............     36,728,000      36,728,000
Deferred Revenue, Gain, and Other
 Liabilities ......................      2,253,000       2,253,000
Minority Interest and Indebtedness
 to Minority Shareholder ..........      1,834,000       1,834,000
Stockholders' Equity:
 Contributed capital ..............             --              --
 Common stock .....................        121,000         130,000
 Additional paid-in capital  ......    181,054,000     218,480,000(6)
 Retained earnings ................     64,175,000      63,341,000(9)
 Less -- shares held in treasury  .       (576,000)       (576,000)
 Less unamortized restricted stock        (140,000)       (140,000)
 Currency translation adjustments       (1,512,000)     (1,512,000)
                                    --------------  --------------
  Total stockholders' equity  .....    243,122,000     279,723,000
                                    --------------  --------------
                                      $353,502,000    $377,424,000
                                    ==============  ==============

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                  FOR THE THREE MONTHS ENDED MARCH 31, 1996

                                                HISTORICAL           PRO FORMA ADJUSTMENTS
                                         -----------------------  --------------------------
                                                                                   6.0% NOTE
                                                                      MCCALL      CONVERSION
                                            SEACOR       MCCALL      (NOTE B)      (NOTE C)
                                         -----------  ----------  -------------  -----------
Operating Revenues:
 Marine ................................  $37,222,000  $5,328,000    $ 503,000 (2)      $     --
 Environmental--
  Oil spill response ...................    2,422,000          --           --                --
  Retainer and other services ..........    4,431,000          --           --                --
                                         -----------  ----------  -------------       -----------
                                           44,075,000   5,328,000      503,000                --
                                         -----------  ----------  -------------       -----------
Cost and Expenses:
 Cost of Oil Spill Response ............    2,046,000          --           --                 --
 Operating Expenses--
  Marine ...............................   21,484,000   3,412,000      337,000 (2)            --
  Environmental ........................    1,249,000          --           --                --
 Administrative and general ............    5,226,000     295,000        7,000 (2)            --
                                                                      (144,000)(3)
 Depreciation and amortization .........    5,165,000     535,000           --           (52,000)(5)
                                         -----------  ----------  -------------       -----------
                                           35,170,000   4,242,000      200,000           (52,000)
                                         -----------  ----------  -------------       -----------
Operating Income .......................    8,905,000   1,086,000      303,000            52,000
                                         -----------  ----------  -------------       -----------
Other Income (Expense):
 Interest on Debt ......................   (1,759,000)    (62,000)          --           829,000(5)
 Interest Income .......................      669,000      11,000        2,000 (2)            --
 Gain/(loss) on equipment sales or
  retirements ..........................      243,000          --           --                --
 Other .................................      249,000          --       13,000 (2)            --
                                         -----------  ----------  -------------       -----------
                                             (598,000)    (51,000)      15,000           829,000
                                         -----------  ----------  -------------       -----------
Income Before Income Taxes, Minority
 Interest, Equity in Net Earnings of
 50% or Less Owned Companies and
 Extraordinary Item ....................    8,307,000   1,035,000      318,000           881,000
Income Taxes ...........................    2,931,000     362,000      111,000 (2)(3)    308,000(5)
                                         -----------  ----------  -------------       -----------
Income Before Minority Interest, Equity
 in Net Earnings of 50% or Less Owned
 Companies and Extraordinary Item  .....    5,376,000     673,000      207,000           573,000
Minority Interest in (Income) Loss of a
 Subsidiary ............................       76,000          --           --                --
Equity in Net Earnings of 50% or Less
 Owned Companies .......................      141,000      57,000     (113,000)(2)            --
                                         -----------  ----------  -------------       -----------
Income Before Extraordinary Item  ......    5,593,000     730,000       94,000           573,000
Extraordinary Item -- Loss on
 Extinguishment of Debt ................           --          --           --                --
                                         -----------  ----------  -------------       -----------
Net Income .............................  $ 5,593,000  $  730,000    $  94,000          $574,000
                                         ===========  ==========  =============       ===========
Earnings Per Common Share --
 Assuming No Dilution
 Income before extraordinary item  .....  $      0.66
 Extraordinary item ....................           --
                                         -----------
 Net income ............................  $      0.66

Earnings Per Common Share --
 Assuming Full Dilution
 Income before extraordinary item  .....  $      0.56
 Extraordinary item ....................           --
                                         -----------
 Net income ............................  $      0.56

Weighted Average Common Shares:
 Assuming no dilution ..................    8,524,550
 Assuming full dilution ................   11,075,199






                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                        PRO FORMA
                                                       AS ADJUSTED
                                           PRO FORMA    (NOTE D)
                                         -----------  -----------
Operating Revenues:
 Marine ................................  $43,053,000  $43,053,000
 Environmental--
  Oil spill response ...................    2,422,000    2,422,000
  Retainer and other services ..........    4,431,000    4,431,000
                                         -----------  -----------
                                           49,906,000   49,906,000
                                         -----------  -----------
Cost and Expenses:
 Cost of Oil Spill Response ............    2,046,000    2,046,000
 Operating Expenses--
  Marine ...............................   25,233,000   25,233,000
  Environmental ........................    1,249,000    1,249,000
 Administrative and general ............    5,384,000    5,384,000

 Depreciation and amortization .........    5,648,000    5,648,000
                                         -----------  -----------
                                           39,560,000   39,560,000
                                         -----------  -----------
Operating Income .......................   10,346,000   10,346,000
                                         -----------  -----------
Other Income (Expense):
 Interest on Debt ......................     (992,000)    (824,000)(7)
 Interest Income .......................      682,000      682,000
 Gain/(loss) on equipment sales or
  retirements ..........................      243,000      243,000
 Other .................................      262,000      262,000
                                         -----------  -----------
                                              195,000      363,000
                                         -----------  -----------
Income Before Income Taxes, Minority
 Interest, Equity in Net Earnings of
 50% or Less Owned Companies and
 Extraordinary Item ....................   10,541,000   10,709,000
                                         -----------  -----------
Income Taxes ...........................    3,712,000    3,771,000 (8)
                                         -----------  -----------
Income Before Minority Interest, Equity
 in Net Earnings of 50% or Less Owned
 Companies and Extraordinary Item  .....    6,829,000    6,938,000
Minority Interest in (Income) Loss of a
 Subsidiary ............................       76,000       76,000
Equity in Net Earnings of 50% or Less
 Owned Companies .......................       85,000       85,000
                                         -----------  -----------
Income Before Extraordinary Item  ......    6,990,000    7,099,000
Extraordinary Item -- Loss on
 Extinguishment of Debt ................           --     (861,000)(9)
                                         -----------  -----------
Net Income .............................  $ 6,990,000 $  6,238,000
                                         ===========  ===========
Earnings Per Common Share --
 Assuming No Dilution
 Income before extraordinary item  .....  $      0.58 $       0.55
 Extraordinary item ....................           --        (0.07)
                                         -----------  -----------
 Net income ............................  $      0.58 $       0.48

Earnings Per Common Share --
 Assuming Full Dilution
 Income before extraordinary item  .....  $      0.57 $       0.54
 Extraordinary item ....................           --        (0.07)
                                         -----------  -----------
 Net income ............................  $      0.57 $       0.47

Weighted Average Common Shares:
 Assuming no dilution ..................   11,980,628   12,887,276
 Assuming full dilution ................   12,375,199   13,125,199


                                                   PRO FORMA
                                                  ADJUSTMENTS
                                                    FOR 1995
                                   HISTORICAL     TRANSACTIONS    HISTORICAL
                                     SEACOR         (NOTE E)        MCCALL
                                 -------------  --------------  -------------
OPERATING REVENUES:
 Marine ........................  $ 84,504,000    $45,668,000     $20,029,000
 Environmental--
  Oil spill response ...........     8,927,000        968,000              --
  Retainer and other services  .    12,838,000      4,003,000              --
                                 -------------  --------------  -------------
                                   106,269,000     50,639,000      20,029,000
                                 -------------  --------------  -------------
Costs and Expenses:
 Cost of Oil Spill Response  ...     7,643,000        791,000              --
 Operating Expenses--
  Marine .......................    50,690,000     31,002,000      14,982,000
  Environmental ................     4,580,000      1,167,000              --
 Administrative and general  ...    12,908,000      6,033,000       1,045,000
 Depreciation and amortization      16,740,000      5,823,000       2,102,000
                                 -------------  --------------  -------------
                                    92,561,000     44,816,000      18,129,000
                                 -------------  --------------  -------------
Operating Income ...............    13,708,000      5,823,000       1,900,000
                                 -------------  --------------  -------------
Other Income(Expense):
 Interest on Debt ..............    (6,486,000)    (3,525,000)       (195,000)
 Interest Income ...............     2,296,000        123,000          74,000
 Gain/(loss) from equipment
  sales or retirements .........     3,765,000        467,000          85,000
 Other .........................       667,000         (2,000)             --
                                 -------------  --------------  -------------
                                       242,000     (2,937,000)        (36,000)
                                 -------------  --------------  -------------
Income Before Income Taxes,
 Minority Interest, and Equity
 in Net Earnings of 50% or Less
 Owned Companies ...............    13,950,000      2,886,000       1,864,000
Income Tax Expense (Benefit)  ..     4,858,000      1,035,000         712,000
                                 -------------  --------------  -------------
Income Before Minority Interest
 and Equity in Net Earnings of
 50% or Less Owned Companies  ..     9,092,000      1,851,000       1,152,000
Minority Interest in (Income)
 Loss of a Subsidiary ..........       321,000             --              --
Equity in Net Earnings of 50%
 or Less Owned Companies .......       813,000             --         (53,000)
                                 -------------  --------------  -------------
Income Before Extraordinary
 Item ..........................    10,226,000      1,851,000       1,099,000
Extraordinary Item -- Loss on
 Extinguishment of Debt ........            --             --              --
                                 -------------  --------------  -------------
Net Income .....................  $ 10,226,000    $ 1,851,000     $ 1,099,000
                                 =============  ==============  =============

Earnings Per Common Share --
 Assuming No Dilution
 Income before extraordinary
  item .........................  $       1.64
 Extraordinary item ............            --
                                 -------------
 Net income ....................  $       1.64

Earnings Per Common Share --
 Assuming Full Dilution:
 Income before extraordinary
  item .........................  $       1.44
 Extraordinary item ............            --
                                 -------------
 Net income ....................  $       1.44

Weighted Average Common
  Shares:
 Assuming no dilution ..........     6,240,780
 Assuming full dilution ........     8,725,762





                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                       PRO FORMA ADJUSTMENTS
                                 -------------------------------
                                                     6.0% NOTE                      PRO FORMA AS
                                                     CONVERSION                    ADJUSTED (NOTE
                                  MCCALL (NOTE B)     (NOTE C)       PRO FORMA           D)
                                 ---------------  --------------  --------------  --------------
OPERATING REVENUES:
 Marine ........................     $ 361,000 (2)   $        --    $150,562,000    $150,562,000
 Environmental--
  Oil spill response ...........            --               --        9,895,000       9,895,000
  Retainer and other services  .            --               --       16,841,000      16,841,000
                                 ---------------  --------------  --------------  --------------
                                       361,000               --      177,298,000     177,298,000
                                 ---------------  --------------  --------------  --------------
Costs and Expenses:
 Cost of Oil Spill Response  ...            --               --        8,434,000       8,434,000
 Operating Expenses--
  Marine .......................       533,000 (2)           --       97,207,000      97,207,000
  Environmental ................            --               --        5,747,000       5,747,000
 Administrative and general  ...      (574,000)(3)           --       19,412,000      19,412,000
 Depreciation and amortization              --         (211,000)(5)   24,454,000      24,454,000
                                 ---------------  --------------  --------------  --------------
                                       (41,000)        (211,000)     155,254,000     155,254,000
                                 ---------------  --------------  --------------  --------------
Operating Income ...............       402,000          211,000       22,044,000      22,044,000
                                 ---------------  --------------  --------------  --------------
Other Income(Expense):
 Interest on Debt ..............            --        3,330,000(5)    (6,876,000)     (6,158,000)(7)
 Interest Income ...............            --               --        2,493,000       2,493,000
 Gain/(loss) from equipment
  sales or retirements .........            --               --        4,317,000       4,317,000
 Other .........................            --               --          665,000         665,000
                                 ---------------  --------------  --------------  --------------
                                            --        3,330,000          599,000       1,317,000
                                 ---------------  --------------  --------------  --------------
Income Before Income Taxes,
 Minority Interest, and Equity
 in Net Earnings of 50% or Less
 Owned Companies ...............      402,000         3,541,000      22,643,000      23,361,000
Income Tax Expense (Benefit)  ..      141,000 (2)(3)  1,204,000(5)    7,950,000       8,194,000(8)
                                 ---------------  --------------  --------------  --------------
Income Before Minority Interest
 and Equity in Net Earnings of
 50% or Less Owned Companies  ..      261,000         2,337,000      14,693,000      15,167,000
Minority Interest in (Income)
 Loss of a Subsidiary ..........           --                --         321,000         321,000
Equity in Net Earnings of 50%
 or Less Owned Companies .......      112,000 (2)            --         872,000         872,000
                                 ---------------  --------------  --------------  --------------
Income Before Extraordinary
 Item ..........................      373,000         2,337,000      15,886,000      16,360,000
Extraordinary Item -- Loss on
 Extinguishment of Debt ........           --                --              --        (984,000)(9)
                                 ---------------  --------------  --------------  --------------
Net Income .....................     $373,000        $2,337,000     $15,886,000     $15,376,000
                                 ===============  ==============  ==============  ==============

Earnings Per Common Share --
 Assuming No Dilution
 Income before extraordinary
  item .........................                                    $      1.33     $      1.28
 Extraordinary item ............                                             --           (0.08)
                                                                  --------------  --------------
 Net income ....................                                    $      1.33     $      1.20

Earnings Per Common Share --
 Assuming Full Dilution:
 Income before extraordinary
  item .........................                                    $      1.30     $      1.25
 Extraordinary item ............                                             --           (0.08)
                                                                  --------------  --------------
 Net income ....................                                    $      1.30     $      1.17

Weighted Average Common
  Shares:
 Assuming no dilution ..........                                     11,968,851      12,875,301
 Assuming full dilution ........                                     12,297,577      13,047,577

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A. BASIS OF PRESENTATION

       The accompanying pro forma condensed balance sheet has been prepared based upon certain pro forma adjustments to historical financial information and assuming (i) the McCall Acquisition and the 6.0% Note Conversion and (ii) the Offering, including the application of the net proceeds therefrom, and the 1996 CNN Transaction, in each case occurred on March 31, 1996. No adjustments were proposed in the accompanying pro forma condensed consolidated balance sheet for the 1995 Transactions as these transactions were completed prior to March 31, 1996. The pro forma condensed consolidated statements of income for the year ended December 31, 1995 and for the three months ended March 31, 1996 have been prepared based upon certain pro forma adjustments to historical financial information and assuming (i) the 1995 Transactions (with respect to the 1995 pro forma's only), the McCall Acquisition and the 6.0% Note Conversion and (ii) the Offering, including the application of the net proceeds therefrom, in each case occurred on the first date of each period presented (January 1, 1995 and January 1, 1996, respectively). No pro forma adjustment was made to the statements of income for the 1996 CNN Transaction because the effect of such adjustments would not be material. The pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of SEACOR Holdings, Inc. and subsidiaries and the historical combined financial statements and notes thereto of McCall Affiliated Companies.

       Weighted average numbers of shares used to calculate pro forma consolidated earnings per share, assuming no dilution, are based on the actual weighted average number of shares outstanding during each period, adjusted to give effect to shares issued in connection with the McCall Acquisition, the 6.0% Note Conversion, the 1996 CNN Transaction and the Offering, assuming that the transactions had taken place on the first day of each period presented. The weighted average numbers of shares used in the calculation of earnings per share, assuming full dilution, are based on the actual number of shares issued and outstanding during the period, adjusted for additional shares assumed to be outstanding to reflect the dilutive effect of common stock equivalents using the treasury stock method, assuming that shares issued in connection with the McCall Acquisition, the 6.0% Note Conversion, the 1996 CNN Transaction and the Offering had occurred on the first day of each period presented.

B. MCCALL PRO FORMA ADJUSTMENTS

   (1) This adjustment reflects the issuance of approximately 1,300,000 shares of Common Stock in exchange for all of the capital stock of the McCall Affiliated Companies and the retirement of the capital stock of the McCall Affiliated Companies held in treasury. The actual number of shares of Common Stock to be issued pursuant to the McCall Acquisition is subject to an adjustment based upon a final determination of the McCall Affiliated Companies' working capital as of the date of closing.

   (2) In August 1995, the Company and an affiliate of McCall formed SEAMAC OFFSHORE, L.L.C. ("SEAMAC"), which was jointly owned and which operated two vessels in Nigeria. Prior to the McCall Acquisition, SEACOR recorded its interest in this venture based upon its 50% equity interest. As a result of the McCall Acquisition, this venture is to be dissolved and the assets will be wholly owned by the Company. This adjustment consolidates 100% of SEAMAC with SEACOR.

   (3) This adjustment reflects the replacement of historical salary expense of $675,000 per year with revised salary costs based upon an employment agreement entered into between an officer of McCall and SEACOR.

C. 6.0% NOTE CONVERSION

       On June 6, 1996, the Company notified the Trustee of the 6.0% Notes of its election to call the 6.0% Notes for redemption on July 12, 1996. Holders of the 6.0% Notes have the right to convert the 6.0% Notes into shares of Common Stock at a ratio of 39.024 shares of Common Stock per $1,000 principal amount of the 6.0% Notes (representing a conversion price of $25.625 per share) prior to the date of redemption. If the entire $55,250,000 principal amount outstanding of the 6.0% Notes were converted, 2,156,076 shares of Common Stock would be issued. The following adjustments reflect the assumed conversion of the entire principal amount outstanding of the 6.0% Notes:

       (4) To transfer the carrying amounts of the 6.0% Notes and their related debt issuance costs to Common Stock and paid-in capital.

       (5) To reflect the reductions in interest expense and the amortization of debt issuance costs as a result of the conversion and the related tax effect.

D. PRO FORMA AS ADJUSTED

       These adjustments reflect the completion of the Offering and the consummation of the 1996 CNN Transactions. The detail of these adjustments is as follows:

       (6) To reflect the issuance of 750,000 shares of Common Stock pursuant to the Offering and the application of the net proceeds therefrom (i) to prepay $9.6 million of indebtedness outstanding to CNN, (ii) to fund the purchase of six vessels from CNN for $22.7 million, and (iii) to increase cash by $1.2 million, and to reflect the conversion of the 2.5% Notes.

       (7) To reflect the reduction in interest expense due to the retirement of indebtedness outstanding with a portion of the proceeds from the Offering.

       (8) To adjust income tax expense for the effect of the adjustments described in note (7) assuming an effective tax rate of 35% for 1996 and 34% for 1995.

       (9) To reflect an extraordinary loss due to the write-off of unamortized debt discount relating to the early repayment of $9.6 million of indebtedness outstanding to CNN, net of income tax benefits.

E. THE 1995 TRANSACTIONS

       The pro forma adjustments relating to the 1995 Transactions are described below. For purposes of calculating these adjustments, the Company assumed that each of the 1995 Transactions was completed no later than September 30, 1995. The use of the actual closing dates for the 1995 CNN Transaction, the Coastal/Phibro Transactions and the 1995 Common Stock Offering, which all closed before December 31, 1995, would not have a material effect on these pro forma adjustments.

                                               GRAHAM        1995 CNN
                                NRC MERGER   ACQUISITION    TRANSACTION
                               ----------  -------------  -------------
                                             (IN THOUSANDS)
Operating Revenues:
- -----------------------------
 Marine ......................    $  (86)(1)   $34,681 (4)    $14,710 (15)
                                                  (814)(5)     (3,795)(16)
                                                                  972 (17)
 Environmental--
  Oil spill response .........       968 (2)        --             --
  Retainer and other services      4,003 (2)        --             --
                               ----------  -------------  -------------
                                   4,885        33,867         11,887
                               ----------  -------------  -------------
Cost and Expenses:
  Cost of Oil Spill Response         791 (2)        --             --
  Operating Expenses--
   Marine ....................       (86)(1)    23,340 (4)      9,274 (15)
                                                  (719)(5)        334 (18)
                                                               (1,141)(19)
  Environmental ..............     1,167 (2)        --             --
  Administrative and general       1,645 (2)     3,996 (4)      1,358 (20)
                                                   (70)(5)
                                                  (446) (7)
                                                  (825)(6)
                                                   375 (14)
  Depreciation and
   amortization ..............       777 (2)     3,431 (4)      1,299 (21)
                                      91 (3)      (142)(5)
                                                   196 (8)
                               ----------  -------------  -------------
                                   4,385        29,136         11,124
                               ----------  -------------  -------------
Operating Income .............       500         4,731            763
                               ----------  -------------  -------------
Other (Expense) Income:
 Interest on Debt ............      (302)(2)      (531)(4)         --
                                                   531 (11)
                                                (4,134)(10)
                                                   (59)(9)
 Interest Income .............        12 (2)       111 (4)         --
 Gain on Sale or Retirement
  of Equipment ...............        --           467 (4)         --
 Other .......................        (6)(2)       450 (4)         --
                                                  (446)(7)
                               ----------  -------------  -------------
                                    (296)       (3,611)            --
                               ----------  -------------  -------------
  Income Before Income Taxes,
    Minority Interest, Equity
    in Net Earnings of 50% or
    Less Owned Companies, and
    Discontinued Operations ..       204         1,120            763
  Income Taxes ...............       123 (2)        36 (4)        201 (22)
                                                 1,463 (12)
                                                (1,118)(12)
                               ----------  -------------  -------------
  Income Before Minority
    Interest, Equity in Net
    Earnings of 50% or Less
    Owned Companies, and
    Discontinued Operations ..        81           739            562
  Minority Interest in(Income)
    Loss of a Subsidiary .....        --            --             --
  Equity in Net Earnings of
    50% or Less Owned
    Companies ................        --            --             --
                               ----------  -------------  -------------
  Income Before Discontinued
    Operations ...............        81           739            562
  Discontinued Operations ....        --           (81)(4)         --
                                                    81 (13)
                               ----------  -------------  -------------
  Net Income .................    $   81       $   739        $   562
                               ==========  =============  =============






                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                COASTAL/PHIBRO   1995 COMMON       THE 1995
                              TRANSACTIONS(23)  STOCK OFFERING   TRANSACTIONS
                               --------------  --------------  --------------

Operating Revenues:
- -----------------------------
 Marine ......................      $  --            $ --          $45,668

 Environmental--
  Oil spill response .........         --              --              968
  Retainer and other services          --              --            4,003
                               --------------  --------------  --------------
                                                       --           50,639
                               --------------  --------------  --------------
Cost and Expenses:
  Cost of Oil Spill Response           --              --              791
  Operating Expenses--
   Marine ....................         --              --           31,002

  Environmental ..............         --              --            1,167
  Administrative and general           --              --            6,033

  Depreciation and
   amortization ..............        171 (24)         --            5,823

                               --------------  --------------  --------------
                                      171              --           44,816
                               --------------  --------------  --------------
Operating Income .............       (171)             --            5,823
                               --------------  --------------  --------------
Other (Expense) Income:
 Interest on Debt ............         --             970 (25)      (3,525)



 Interest Income .............         --              --              123
 Gain on Sale or Retirement
  of Equipment ...............         --              --              467
 Other .......................         --              --               (2)

                               --------------  --------------  --------------
                                       --             970           (2,937)
                               --------------  --------------  --------------
  Income Before Income Taxes,
    Minority Interest, Equity
    in Net Earnings of 50% or
    Less Owned Companies, and
    Discontinued Operations ..       (171)            970            2,886
  Income Taxes ...............         --             330 (26)       1,035

                               --------------  --------------  --------------
  Income Before Minority
    Interest, Equity in Net
    Earnings of 50% or Less
    Owned Companies, and
    Discontinued Operations ..       (171)            640            1,851
  Minority Interest in(Income)
    Loss of a Subsidiary .....         --              --               --
  Equity in Net Earnings of
    50% or Less Owned
    Companies ................         --              --               --
                               --------------  --------------  --------------
  Income Before Discontinued
    Operations ...............       (171)            640            1,851
  Discontinued Operations ....         --              --               --

                               --------------  --------------  --------------
  Net Income .................      $(171)           $640          $ 1,851
                               ==============  ==============  ==============

                                           (Footnotes begin on following page)

- ------------

1) To reflect the elimination of certain intercompany transactions between subsidiaries of the Company and subsidiaries of NRC Holdings.

2) To reflect the pre-acquisition results of operations of NRC Holdings and its subsidiaries.

3) To reflect the amortization of $3.6 million of goodwill based upon the straight line method over a 20-year period which is the estimated period of benefit.

4) To reflect the pre-acquisition results of operations of Graham, as restated to reflect an adjustment to the estimated depreciable lives of the fixed assets of Graham.

5) To exclude the operating results of Offshore Trawlers, Inc., the Graham entity that operates a shipyard whose assets were not included in the Graham Acquisition.

6) To reflect the elimination of $1.5 million of certain historical salary expense offset by $0.4 million of additional annual wage costs estimated to be incurred by the Company to manage the acquired assets. The
       Company does not expect to incur more than $0.4 million of additional annual wage costs to manage these assets based on salaries paid to its employees who perform similar functions for the Company's other vessels.

7) To reflect the elimination of rental fees charged to Graham by a non-acquired affiliate company.

8) To reflect depreciation associated with the acquired assets relative to such expense as reported by Graham. The Company recorded the acquired assets at their fair market values in accordance with the purchase method of accounting. Consistent with the Company's depreciation policies, the depreciable lives assigned to each of the vessels acquired in the Graham Acquisition were determined by subtracting from 20 years for crew boats and 25 years for supply and utility vessels the period from each vessel's original construction date to its acquisition date.

9) To amortize deferred debt issuance costs to interest expense over the life of the bank debt that financed the transaction utilizing the straight-line method that approximates the effective interest method.

10) To reflect additional interest expense with respect to the $74.0 million of indebtedness incurred in connection with the Graham Acquisition, assuming no principal repayments during the period.

11) To eliminate interest expense on debt that was not assumed in connection with the acquisition.

12) To reflect the income tax effect of Graham income, which was primarily earned in a partnership, assuming an effective tax rate of 34%.

13) To reflect the final activity of a wholly owned subsidiary of Offshore Trawlers, Inc. which discontinued its operations in 1991.

14) To recognize the amortization of deferred cost relating to non-cancellable consulting contracts with the former owners of Graham as administrative salary expense over the terms of the related contracts (3-5 years).

15) To reflect the operating revenues and expenses of (i) the five vessels acquired from CNN, (ii) the 10 vessels previously bareboat chartered-out by the Company to CNN and (iii) the one vessel bareboat chartered-in by the Company from CNN.

16) To exclude bareboat charter revenues received from CNN for 10 vessels under the pre-existing bareboat charter agreements.

17) To exclude the Company's share of the net pool results as a result of the termination of the pooling arrangement with CNN.

18) To reflect drydocking expenses associated with the 10 vessels previously bareboat chartered-out by the Company to CNN. As operator, the Company will assume responsibility for drydocking expenses.

19) To reflect a decline in operating expenses due to a reduction in crew wages and benefit costs as a result of savings relating to recrewing 13 of the Company's vessels previously operated by CNN. The Company estimates savings of approximately $13,000 per month per vessel ($3,500 per month each for a master and chief engineer and $3,000 per month for two mates each per vessel). The estimated savings are reduced by 25% to recognize that the recrewing will take place over a period of time rather than immediately. The pro forma adjustment reflects crew costs reductions of $9,750 per month for vessels which, on an aggregated basis, operated 137 months in 1994 and 117 months in 1995. Such savings are based on crew wages paid to American crews and crews of other nationalities for similar vessels operated by the Company as compared with crew wages paid to French seamen for the above mentioned vessels. To facilitate recrewing, the vessels were reflagged during 1995.

20)    To reflect management fees payable to FISH pursuant to the management agreement with FISH.

21) To reflect increased depreciation expense associated with the five vessels acquired from CNN.

22) To adjust income tax expense for the effects of adjustments with respect to the 1995 CNN Transaction assuming an effective tax rate of 34%.

23) The effect of pro forma adjustments relating to the contract amendments with Coastal and Phibro would not be material to total environmental services revenue in the pro forma Statements of Income. Although the Company expects the contract amendments with Coastal and Phibro, together with the addition of two major customers, to have a positive effect on future operations, the Company has not attempted to pro forma these effects in the above pro forma Statements of Income.

24) To reflect the amortization of $4.6 million of goodwill based upon the straight-line method over a 20-year period which is the estimated period of benefit.

25) To reflect the reduction in interest expense due to the retirement of $31,000,000 of indebtedness outstanding under the DnB Facility with a portion of the net proceeds from the 1995 Common Stock Offering.

26) To adjust income tax expense for the effect of the adjustment described in note (25) assuming an effective tax rate of 34%.

                  SELECTED HISTORICAL FINANCIAL INFORMATION

   The following table sets forth selected consolidated income statement and balance sheet information for each of the five years in the period ended December 31, 1995, which data have been derived from consolidated financial statements of the Company that have been audited by Arthur Andersen LLP, independent auditors, which, in the case of the three years ended December 31, 1995, are included elsewhere in this Prospectus. The selected consolidated income statement and balance sheet data for the three months ended March 31, 1995 and 1996 are derived from the Company's unaudited financial statements. Interim results, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus. Pro forma financial statements of the Company are also presented elsewhere in this Prospectus. See "Pro Forma Financial Statements."

                                                YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------
                                   1991       1992        1993       1994        1995
                               ----------  ---------  ----------  ---------  ----------
                                           (IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
 Operating revenue
  Marine .....................   $ 47,664   $ 57,742    $ 73,720   $ 74,366    $ 84,504
  Environmental
   Oil spill response ........         --         --          --         --       8,927
   Retainer and other service          --         --          --         --      12,838
                               ----------  ---------  ----------  ---------  ----------
                                   47,664     57,742      73,720     74,366     106,269
                               ----------  ---------  ----------  ---------  ----------
 Costs and Expenses
  Costs of oil spill response          --         --          --         --       7,643
  Operating expenses
   Marine ....................     27,349     35,785      41,718     42,066      50,690
   Environmental .............         --         --          --         --       4,580
  Administrative and general        3,329      4,183       6,097      6,149      12,908
  Depreciation and
   amortization ..............      8,109     10,746      10,006     11,983      16,740
                               ----------  ---------  ----------  ---------  ----------
 Operating income ............      8,877      7,028      15,899     14,168      13,708
  Net interest expense .......      5,699      6,183       3,349      3,337       4,190
  Gain/(loss) from equipment
   sales and retirements  ....         --         --          (8)      (316)      3,765
  Other income (expense)  ....       (411)      (496)        116       (267)        667
                               ----------  ---------  ----------  ---------  ----------
  Income before income taxes,
   minority interest, equity
   in net earnings of 50% or
   less owned companies, and
   extraordinary item ........      2,767        349      12,658     10,248      13,950
  Income tax expense .........        907        176       4,391      3,501       4,858
                               ----------  ---------  ----------  ---------  ----------
  Income before minority
   interest, equity in net
   earnings of 50% or less
   owned companies, and
   extraordinary item ........      1,860        173       8,267      6,747       9,092
  Minority interest in
   (income) loss of a
   subsidiary ................         --         41         (51)       184         321
  Equity in net earnings of
   50% or less owned
   companies .................         --         --         287        975         813
                               ----------  ---------  ----------  ---------  ----------
  Income before extraordinary
   item ......................      1,860        214       8,503      7,906      10,226
  Extraordinary item -- loss
   on extinguishment of debt,
   net (less applicable
   income taxes) .............         --         --      (1,093)        --          --
                               ----------  ---------  ----------  ---------  ----------
Net income ...................   $  1,860   $    214    $  7,410   $  7,906    $ 10,226
                               ==========  =========  ==========  =========  ==========
  Net income per common share
   --
  Assuming no dilution(1)  ...   $   0.51   $   0.05    $   1.26   $   1.34    $   1.61
  Assuming full dilution  ....       0.51       0.05        1.21       1.24        1.44
STATEMENT OF CASH FLOWS DATA:
  Cash provided by operating
   activities ................   $ 13,863   $ 11,625    $ 19,750   $ 17,784    $  8,371
  Cash provided by (used in)
   investing activities ......    (33,411)    (4,009)    (24,178)    (3,108)    (77,274)
  Cash provided by (used in)
   financing activities ......     20,817      2,235      20,049     (5,317)     52,791
OTHER FINANCIAL DATA:
  EBITDA(2) ..................   $ 17,357   $ 20,013    $ 27,248   $ 28,227    $ 32,044



BALANCE SHEET DATA (AT PERIOD END):
  Cash and temporary
   investments ...............   $  6,752   $ 16,485    $ 31,725   $ 41,135    $ 24,637
  Total assets ...............    150,459    145,165     197,361    201,797     313,191
  Total debt .................     66,420     43,177      82,863     78,224     108,959
  Stockholders' equity .......     48,344     67,126      76,315     85,844     156,724

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                 THREE MONTHS ENDED
                                     MARCH 31,
                               --------------------
                                  1995       1996
                               ---------  ---------
INCOME STATEMENT DATA:
 Operating revenue
  Marine .....................   $15,288    $37,222
  Environmental
   Oil spill response ........        --      4,431
   Retainer and other service         --      2,422
                               ---------  ---------
                                  15,288     44,075
                               ---------  ---------
 Costs and Expenses
  Costs of oil spill response         --      2,046
  Operating expenses
   Marine ....................     9,267     21,484
   Environmental .............        --      1,249
  Administrative and general       1,406      5,226
  Depreciation and
   amortization ..............     3,120      5,165
                               ---------  ---------
 Operating income ............     1,495      8,905
  Net interest expense .......       556      1,090
  Gain/(loss) from equipment
   sales and retirements  ....       473        243
  Other income (expense)  ....       224        249
                               ---------  ---------
  Income before income taxes,
   minority interest, equity
   in net earnings of 50% or
   less owned companies, and
   extraordinary item ........     1,636      8,307
  Income tax expense .........       562      2,931
                               ---------  ---------
  Income before minority
   interest, equity in net
   earnings of 50% or less
   owned companies, and
   extraordinary item ........     1,074      5,376
  Minority interest in
   (income) loss of a
   subsidiary ................        97         76
  Equity in net earnings of
   50% or less owned
   companies .................       236        141
                               ---------  ---------
  Income before extraordinary
   item ......................     1,407      5,593
  Extraordinary item -- loss
   on extinguishment of debt,
   net (less applicable
   income taxes) .............        --         --
                               ---------  ---------
Net income ...................  $  1,407   $  5,593
                               =========  =========
  Net income per common share
   --
  Assuming no dilution(1)  ...  $   0.24   $   0.64
  Assuming full dilution  ....      0.24       0.56
STATEMENT OF CASH FLOWS DATA:
  Cash provided by operating
   activities ................  $  3,627   $  9,936
  Cash provided by (used in)
   investing activities ......     2,673       (734)
  Cash provided by (used in)
   financing activities ......    (3,788)    (8,968)
OTHER FINANCIAL DATA:
  EBITDA(2) ..................  $  5,073   $ 14,374
BALANCE SHEET DATA (AT PERIOD END):
  Cash and temporary
   investments ...............  $ 43,629   $ 24,849
  Total assets ...............   231,887    316,171
  Total debt .................    89,439    100,033
  Stockholders' equity .......    93,924    161,919

- ------------

(1) This computation is submitted in accordance with Regulation S-K, Item 601(b)(11). For the periods noted, it is contrary to APB Opinion No. 15 as per footnote to paragraph 14 thereto which does not require the inclusion of Common Stock equivalents in the earnings per share calculation if the dilutive effect is less than 3%.

(2) As used herein, "EBITDA" is operating income plus depreciation and amortization, amortization of deferred mobilization costs, which is included in marine operating expenses, minority interest in (income) loss of subsidiary and equity in net earnings of 50% or less owned companies. EBITDA should not be considered by an investor as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

GENERAL

   Prior to the second quarter of 1995, the Company's consolidated operations consisted exclusively of offshore marine services, whereas its environmental response services were reported as part of equity in net earnings of 50% or less owned companies. As a result of the NRC Merger, management adopted a revised segmented reporting format for its offshore marine and environmental services operations to enhance the understanding of the Company's financial condition and results of operations and to describe more fully management's discussion and analysis of these matters.

OFFSHORE MARINE SERVICES

   The Company provides marine transportation and related services largely dedicated to supporting offshore oil and gas exploration and production through the operation, domestically and internationally, of offshore support vessels. The Company's vessels deliver cargo and personnel to offshore installations, tow and handle the anchors of drilling rigs and other marine equipment, support offshore construction and maintenance work, and provide standby safety support. The Company's vessels also are used for special projects, such as well stimulation, seismic data gathering, freight hauling, line handling, and oil spill emergencies.

   The Company's operating revenue is affected primarily by average rates per day worked and utilization. These performance measures are closely aligned with the offshore oil and gas exploration industry and are a function of demand and availability of marine vessels. The level of exploration and development of offshore areas is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources.

   The table below sets forth rates per day worked and utilization data for the Company during the periods indicated.

                                      YEAR ENDED DECEMBER 31,
                                  ------------------------------   THREE MONTHS ENDED
                                     1993      1994     1995(1)    MARCH 31, 1996(2)
                                  --------  --------  ----------  ------------------
RATES PER DAY WORKED:(3)
  Supply/Towing supply ..........   $3,276    $3,254     $3,198          $3,691
  Anchor handling towing supply .    5,468     5,322      4,960           5,382
  Crew ..........................    1,725     1,646      1,641           1,647
  Standby safety (4) ............    5,209     4,687      4,378           4,645
  Utility/Line handling .........    2,105     2,114      1,183           1,120
  Project and geophysical/Freight    3,606     3,801      4,010           4,197
  Overall fleet .................    3,831     3,796      2,851(5)        2,495(5)
OVERALL UTILIZATION:(3)
  Supply/Towing supply ..........     79.5%     81.6%      83.9%           97.1%
  Anchor handling towing supply .     91.5      77.2       80.1            96.6
  Crew ..........................     72.1      59.4       94.7            97.4
  Standby safety ................     91.6      87.0       82.1            88.7
  Utility/Line handling .........     88.6      86.9       70.2            73.1
  Project and geophysical/Freight     99.8      94.6       89.2            99.3
  Overall fleet .................     85.6      83.5       81.8            86.8

- ------------

(1) Includes data with respect to the 127 vessels acquired on September 15, 1995 pursuant to the Graham Acquisition.

(2) Does not include data from the 41 McCall vessels acquired pursuant to the McCall Acquisition on May 31, 1996.

(3) Rates per day worked and overall utilization figures exclude owned vessels that are bareboat and time chartered-out, pooled and joint venture vessels, and managed/operated vessels and include vessels bareboat chartered-in by the Company. Rates per day worked is the ratio of total charter revenue to the total number of vessel days worked.

(4) Revenue for standby safety vessels is earned in British pounds sterling ( pounds sterling) and has been converted to U.S. dollars at the weighted average exchange rate for the periods indicated. As earned in British pounds sterling, rates per day worked for the periods indicated were pounds sterling3,466, pounds sterling3,083, pounds sterling2,714 and pounds sterling3,032, respectively.

(5) The decline in the overall fleet day rate in 1995 and 1996 was due primarily to the large number of crew and utility vessels added to the Company's fleet from the Graham Acquisition. Crew and utility vessels earn substantially lower rates per day worked than the other types of vessels in the Company's fleet but also have substantially lower costs so the rate per day worked amount is not indicative of operating income performance.

   A significant factor affecting operating revenues, other than average rates per day worked and utilization, is the number of vessels owned and bareboat chartered-in by the Company. Operating revenues and associated expenses for vessels bareboat chartered-in and for owned vessels are incurred at similar rates. However, operating expenses associated with vessels bareboat chartered-in include bareboat charter hire expenses that, in turn, are included in vessel expenses, but exclude depreciation expense.

   At various times, the Company provides management services to other vessel owners for a contracted fee. Charter revenues and vessel expenses of those managed vessels are not generally included in the Company's operating results, but management fees are included in operating revenue. One vessel was managed in 1994, and the management fee was included in operating revenue. However, due to certain contractual requirements, the operating revenues and expenses associated with one vessel managed by the Company during the majority of 1993 were included in operating results. These vessels have been excluded for purposes of calculating fleet rates per day worked and utilization in the applicable years.

   The Company also bareboat charters-out vessels. Operating revenues for these vessels are lower than for vessels owned and operated or bareboat chartered-in by the Company, because vessel expenses, normally recovered through charter revenue, are the burden of the charterer. Operating expenses include depreciation expense if the vessels which are chartered-out are owned. In December 1993, the Company bareboat chartered-out 10 owned vessels to CNN under long-term contracts ranging from 8.5 to 11 years. From January 1, 1994, CNN had contributed these vessels to the SEAFISH Pool and pursuant to the termination of the pool, these contracts were terminated effective October 1, 1995. See "Business -- Joint Ventures and Pooling Arrangements."

   The table below sets forth the Company's fleet structure at the dates indicated:

                                               AT DECEMBER 31,
                                        ----------------------------     AT MARCH 31,
FLEET STRUCTURE                            1993      1994      1995          1996
                                        --------  --------  --------  ----------------
Owned .................................     69        68       189           186(1)
Bareboat and Time Chartered-in(2)  ....      1         1         2             3
Managed/operated ......................     --         1        --            --
Joint venture vessels(3) ..............      3         8        12            12
Pool vessels(4) .......................     --         5         5             5
Overall fleet .........................     73        83       208           206


- ------------

(1) Does not include 41 vessels acquired in the McCall Acquisition and 6 vessels acquired in the 1996 CNN Transaction. See "Recent
       Developments." Since March 31, 1996, the Company has sold 3 vessels.

(2) A bareboat charter is a lease of a vessel under which the entity chartering-in the vessel is responsible for all crewing, insurance and operating expenses, as well as the payment of bareboat charter hire to the vessel owner. A time charter is a lease of a vessel under which the entity providing the vessel is responsible for all crewing, insurance, and operating expenses. Except for one vessel time chartered-in at March 31, 1996, all other vessels are bareboat chartered.

(3) In 1995 and 1996, includes nine vessels owned by the TMM Joint Venture and two vessels bareboat chartered to SEAMAC OFFSHORE L.L.C. ("SEAMAC") which are operating offshore West Africa. As part of the McCall Acquisition, the Company acquired the remaining interest that it did not already own in SEAMAC. For periods prior to 1995, includes only vessels owned by the TMM Joint Venture. See "Business -- Joint Ventures and Pooling Arrangements."

(4) In 1994, includes five vessels owned by CNN in the SEAFISH Pool. In 1995 and 1996, includes five vessels owned by Toisa Ltd. in the SEAVEC Pool. The SEAFISH Pool was terminated effective October 1, 1995.

Vessel operating expenses primarily are a function of fleet size and utilization levels. The most significant vessel operating expense items are wages paid to marine personnel, maintenance and repairs, and marine insurance. In addition to variable vessel operating expenses, the offshore marine segment also incurs fixed charges related to the depreciation of property and equipment. Depreciation is a significant operating cost, and the amount related to vessels is the most significant component.

   Although substantially all of the Company's revenues and expenses are in U.S. dollars, some of the Company's revenues and expenses are paid in foreign currencies. For financial statement reporting purposes, these amounts are translated into U.S. dollars at the weighted average exchange rates during the relevant period. The foregoing applies primarily to the Company's North Sea operations and to a lesser extent its West African and Mexican offshore marine operations. Overall, the percentage of the Company's offshore marine revenues derived from foreign operations whether in U.S. dollars or foreign currencies was 37% for the fiscal year ended December 31, 1995.

   Regulatory drydockings, which are a substantial component of marine maintenance and repair costs, are expensed when incurred. Under applicable maritime regulations, vessels must be drydocked twice in a five-year period for inspection and routine maintenance and repair. The Company follows an asset management strategy pursuant to which it defers required drydocking of selected marine vessels and voluntarily removes these marine vessels from operation during periods of weak market conditions and low rates per day worked. Should the Company undertake a large number of drydockings in a particular fiscal quarter or put through survey a disproportionate number of older vessels which typically have higher drydocking costs, comparative results may be affected. For the three months ended March 31, 1996, the Company completed the drydocking of 24 marine vessels at an aggregate cost of $1.8 million as compared with three marine vessels drydocked at an aggregate cost of $0.2 million in the comparable period of 1995. The low number of marine vessel drydockings in 1995 was in direct response to weak market conditions and low day rates in the U.S. Gulf of Mexico. The Company's results in 1996 reflect the return to a normalized drydocking schedule for a quarterly period and included the drydocking of 14 crew and utility vessels at an aggregate cost of $0.4 million. Drydocking costs for smaller vessels, such as crew and utility are typically lower than for larger vessels, such as supply and anchor handling towing supply. For the year ended December 31, 1995, the Company completed the drydocking of 35 marine vessels at an aggregate cost of $2.9 million versus 28 marine vessels drydocked at an aggregate cost of $3.5 million in the comparable period of 1994 and 28 vessels at an aggregate cost of approximately $2.9 million in the year ended December 31, 1993. The Company's results in 1995, include 14 Graham vessels drydocked at an aggregate cost of $0.5 million.

   As of March 31, 1996, the average age of the Company's offshore marine service fleet was approximately 14 years, whereas, at such date, the average age of the Company's environmental service response fleet was 27.6 years. NRC's vessels primarily operate in a "stand-by" mode with minimal wear and, consequently, management does not consider age to be a reliable indicator of the commercial viability of the vessels. The Company believes that after an offshore supply vessel has been in service for approximately 25 years, the amount of expenditures (which typically increase with vessel age) necessary to satisfy required marine certification standards may not be economically justifiable. If the Company is unable to replace its vessels at the end of their useful economic lives, the costs of new building could materially increase the Company's capital expenditures. There can be no assurance that the Company will be able to maintain its fleet by extending the economic life of existing vessels or acquiring new or used vessels, or that the Company's financial resources will be sufficient to enable it to make capital expenditures for such purposes.

   Operating results are also affected by the Company's participation in the following ventures: (i) the SEAFISH Pool, terminated effective October 1, 1995, whereby operating revenues and expenses for certain vessels were pooled and the net pool results were shared equally by the Company and CNN after certain preference payments and (ii) a pooling agreement with Toisa Ltd. to coordinate the marketing of both companies' vessels in the North Sea standby safety market. Additionally, the Company has an equity interest in the results of (i) the TMM Joint Venture, as defined below, which operated ten vessels in Mexico at December 31, 1995 and (ii) SEAMAC's two large crew vessels operating offshore West Africa. The Company acquired the 50% interest in SEAMAC that it did not already own as part of the McCall Acquisition. See "Business -- Joint Ventures and Pooling Arrangements."

   On September 15, 1995, the Company completed the Graham Acquisition which included 127 vessels used to support the offshore oil and gas exploration and production industry in the U.S. Gulf of Mexico, and certain real estate, capital equipment and inventory associated with the operation of these vessels. The acquisition was financed with $74.0 million of borrowings under the DnB Facility. Of the $74.0 million borrowed, $72.9 million was paid to Graham to acquire the purchased assets, and the balance was used to defray $1.2 million in debt issue and acquisition costs. Acquisition costs have been allocated to the vessels acquired and accordingly reported as Property and Equipment. Debt issue costs have been included in Other Assets in the consolidated balance sheet of the Company and will be amortized to interest expense over the life of the related borrowings. See "Recent Developments -- 1995 Transactions."

   In the 1995 CNN Transaction, the Company acquired three towing supply vessels, two anchor handling vessels, and certain other assets for aggregate consideration of $21.55 million, of which $11.3 million was paid by issuing 459,948 shares of Common Stock to CNN and the remainder of which was paid in cash. The parties also terminated their existing pooling arrangement and have agreed to manage the formerly pooled vessels through FISH. See "Recent Developments --1995 Transactions."

   In the McCall Acquisition, the Company took control of 36 crew vessels and 5 utility vessels as part of the acquisition of the capital stock of McCall and affiliated companies. The Company will issue approximately 1.3 million shares of Common Stock for all of the outstanding capital stock of McCall and affiliated companies, subject to an adjustment based upon a final determination of the working capital as of the closing date.

   In the 1996 CNN Transaction, the Company will acquire 6 vessels and certain other assets for aggregate consideration of $22.7 million, all of which is payable in cash. In addition, CNN has agreed pursuant to the 1996 CNN Agreement to convert $4,750,000 principal amount of the 2.5% Notes into 156,650 shares of Common Stock pursuant to the terms of such notes. The Company will also prepay certain Promissory Notes at face value of $9.6 million and undertake a secondary offering of Common Stock owned by CNN.

ENVIRONMENTAL SERVICES

   The Company's environmental services business provides contractual oil spill response services to those who store, transport, produce or handle petroleum and certain other non-petroleum oils as required by OPA 90. NRC's clients include tank vessel owner/operators, refiners and terminal operators, exploration and production facility operators and pipeline operators. NRC charges a retainer fee to its customers for ensuring by contract the availability at predetermined rates to NRC's response services. Retainer services include employing a staff to supervise response to an oil spill emergency and maintaining specialized equipment, including marine equipment, in a ready state for spill response as contemplated by response plans filed by NRC's customers in accordance with OPA 90 and various state regulations. NRC also maintains relationships with numerous environmental sub-contractors to assist with equipment maintenance and provide trained personnel for deploying equipment in a spill response.

   Pursuant to retainer agreements entered into with NRC, certain vessel owners pay in advance to NRC a minimum annual retainer fee based upon the number and size of vessels in each such owner's fleet and in some circumstances pay NRC additional fees based upon the level of each vessel owner's voyage activity in the U.S. The Company recognizes the greater of revenue earned by voyage activity or the portion of the retainer earned in each accounting period. Certain other vessel owners pay a fixed fee for NRC's retainer services and such fee is recognized ratably throughout the year. Facility owners generally pay a quarterly fee to NRC based on a formula that defines and measures petroleum products transported to or processed at the facility. Some facility owners pay an annual fixed fee and such fee is recognized ratably throughout the year. NRC's retainer agreements with vessel owners generally range from one to three years while retainer arrangements with facility owners are as long as seven years.

   Spill response revenue is dependent on the magnitude of any one spill response and the number of spill responses within a given fiscal period. Consequently, spill response revenue can vary greatly between comparable periods and the revenue from any one period is not indicative of a trend or of anticipated results in future periods. Costs of oil spill response activities relate primarily to (i) payments to sub-contractors for labor, equipment, and materials, (ii) direct charges to NRC for equipment and materials and (iii) training and exercises related to spill response preparedness.

   The principal components of NRC's operating costs are salaries and related benefits for operating personnel, payments to sub-contractors, equipment maintenance and depreciation. These expenses are primarily a function of regulatory requirements and the level of retainer business.

   On March 14, 1995, the Company acquired the remaining 57.1% of the outstanding common stock of NRC Holdings that it did not already own through the NRC Merger. From March 14, 1995, the financial condition, results of operations and cash flows of CRN and its primary operating subsidiary, NRC, are reflected in the Company's consolidated financial statements. Prior to March 14, 1995, the Company reported its 42.9% equity interest in NRC Holdings as an investment in a 50% or less owned company that was accounted for by the equity method. Each share of common stock of NRC Holdings (other than treasury shares and shares held by CRN) outstanding immediately prior to the effective time of the NRC Merger was converted into 2,203.7474 shares of Common Stock. Accordingly, an aggregate of 292,965 shares of Common Stock (having a value of approximately $5.7 million at the time of issuance) were issued to the former stockholders of NRC Holdings, including MFHI. See "Recent Developments -- 1995 Transactions."

   On October 27, 1995, the Company and its subsidiary, NRC, amended certain existing agreements with Coastal and Phibro. Those agreements provide, among other things, for a reduction in, and subsequent elimination of, those customers' participation interests in certain operating results of NRC, a reduction in their retainer fees payable to NRC, and an elimination of certain options held by each of them to purchase up to 20% of the fully diluted common stock of NRC. In addition, the agreements with Coastal were also modified to provide for (i) an extension of its service agreement with NRC for an additional period of three years, (ii) the issuance of 311,357 shares of the Common Stock (having a value of $7.5 million at the time of issuance) and (iii) Coastal's agreement not to acquire more than 5.0% of the outstanding Common Stock. See "Recent Developments -- 1995 Transactions."

RESULTS OF OPERATIONS

   The following table sets forth operating revenue and operating profit by segment for the periods indicated. The offshore marine services segment data is provided by geographic area of operation. The environmental business segment's principal operations are in the United States.

                                                                           THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,           MARCH 31,
                                         -------------------------------  -------------------
                                            1993       1994       1995       1995      1996
                                            ----       ----       ----       ----      ----
                                                  (IN THOUSANDS)
Operating Revenue:
 Marine:
  United States ........................   $36,416    $43,664   $ 52,935   $ 9,562    $24,806
  North Sea ............................    20,007     16,222     13,523     2,849      3,562
  Offshore West Africa .................    12,374     10,189     14,276     1,984      7,686
  Other foreign(1) .....................     4,923      4,291      3,770       893      1,168
                                         ---------  ---------  ---------  --------  ---------
                                            73,720     74,366     84,504    15,288     37,222
  Environmental ........................        --         --     21,765        --      6,853
                                         ---------  ---------  ---------  --------  ---------
                                            73,720     74,366    106,269    15,288     44,075
Operating Profit:
 Marine:
  United States ........................    11,575     11,541     15,544     2,603      7,535
  North Sea ............................     3,085          7     (2,952)     (998)      (718)
  Offshore West Africa .................     1,683      2,582      4,012       489      1,285
  Other foreign(1) .....................     1,816      1,667      1,843       367        481
                                         ---------  ---------  ---------  --------  ---------
                                            18,159     15,797     18,447     2,461      8,583
  Environmental ........................        --         --      1,626        --      1,372
                                         ---------  ---------  ---------  --------  ---------
                                            18,159     15,797     20,073     2,461      9,955
Other income (expense)(2) ..............       116        (73)       190       224          2
General corporate administration  ......    (2,268)    (2,139)    (2,123)     (493)      (560)
Net interest expense ...................    (3,349)    (3,337)    (4,190)     (556)    (1,090)
Minority interest in loss (income) of a
 subsidiary ............................       (51)       184        321        97         76
Equity in net earnings of 50% or less
 owned companies .......................       287        975        813       236        141
Income tax expense .....................    (4,391)    (3,501)    (4,858)     (562)    (2,931)
                                         ---------  ---------  ---------  --------  ---------
Income before extraordinary item  ......   $ 8,503    $ 7,906   $ 10,226   $ 1,407    $ 5,593
                                         =========  =========  =========  ========  =========


(1) Other foreign locations where the Company conducts business are Mexico, the Arabian Gulf, and Australia.

(2) Excludes net interest expense and gain/(loss) from equipment sales and retirements and certain other expenses that were reclassified to operating profit of the applicable geographical area of operation.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1996 TO THREE MONTHS ENDED MARCH 31, 1995

   The marine business segment's operating revenue increased $21.9 million in the three-month period ended March 31, 1996, compared to the three-month period ended March 31, 1995, due primarily to a net increase in the number of owned or chartered-in vessels, improved rates per day worked and utilization, and the termination of bareboat chartering-out arrangements for nine vessels owned by the Company. In the third and fourth quarters of 1995, the Company acquired 132 offshore vessels that substantially increased its fleet size, primarily in the U.S. Gulf of Mexico. These acquired vessels (including 83 utility, 37 crew, seven supply, three towing supply, and two anchor handling towing supply) and two other chartered-in vessels account for $15.5 million or 71% of the increase in operating revenue between comparable quarters. The Company's marine business segment's rates per day worked and utilization increased due primarily to an improvement in the market conditions in the U.S. Gulf of Mexico and North Sea. During the fourth quarter of 1995, the Company terminated the bareboat charter-out of nine owned vessels which caused revenue to increase in its West African operations.

   The environmental business segment's operating revenue for the 1996 period consisted of $4.4 million in retainer and other revenue and $2.4 million in oil spill response revenue. During the first quarter, the Company responded to 12 spills that occurred primarily in the Gulf Coast and Eastern regions of the United States.

   The marine business segment's operating profit increased $6.1 million in the three-month period ended March 31, 1996, compared to the three-month period ended March 31, 1995. The increase in operating profit was primarily due to the factors affecting operating revenue as outlined above. In addition to an increase in expenses customarily associated with those factors affecting revenue, operating and administrative and general expenses rose between comparable quarters. Operating expenses increased due primarily to an increase in (i) the number of vessels drydocked and repaired in accordance with regulatory requirements, (ii) marine insurance claim costs, and (iii) wage and related benefit costs. Administrative and general expenses increased due primarily to an increase in bad debt provisions for trade account receivables and higher wage and related benefit costs.

   The environmental business segment's operating profit for the 1996 period benefited from oil spill response activities. Oil spill response gross profit (oil spill response revenue less costs of oil spill response) was $0.4 million in the three-month period ended March 31, 1996. Oil spill response profit was due to response activities associated with 12 spills that occurred primarily in the Gulf Coast and Eastern regions of the United States.

   In the three-month period ended March 31, 1996, other income was insignificant. In the three-month period ended March 31, 1995, other income related primarily to a $0.2 million gain recognized in conjunction with the purchase of $2.3 million principal amount of the Company's outstanding 6.0% Notes. The gain represented the difference between the amount paid to acquire the 6.0% Notes and their carrying amount, net after giving effect to a write-off of certain unamortized deferred financing costs associated with the original sale of such securities.

   Overall administrative and general expenses, related primarily to operating activities, increased $3.8 million in the three-month period ended March 31, 1996, compared to the three-month period ended March 31, 1995. The marine business segment accounted for $2.3 million of this increase which related primarily to (i) the management of vessels recently acquired, chartered-in, and directly operated upon the termination of bareboat charters, (ii) bad debt provisions for trade account receivables, and (iii) wage and related benefit costs. The environmental business segment's administrative expenses for 1996 were $1.5 million. The Company's administrative and general expenses primarily include costs associated with personnel, professional services, travel, communications, facility rental and maintenance, general insurance, and franchise taxes.

   Overall depreciation and amortization expense, which related primarily to operating activities, increased $2.0 million in the three-month period ended March 31, 1996, compared to the three-month period ended March 31, 1995. The marine business segment accounted for $1.3 million of this increase and related primarily to the acquisition of vessels and other related assets. The depreciation and amortization expense of the Company's environmental business segment was $0.7 million for the 1996 period.

   Net interest expense increased $0.5 million in the three-month period ended March 31, 1996, compared to the three-month period ended March 31, 1995. The increase resulted primarily from an increase in principal due on outstanding indebtedness. During the third and fourth quarters of 1995, the Company financed a portion of the cost to acquire certain vessels and other related assets with borrowings from the DnB Facility.

   In the three-month period ended March 31, 1996, equity in the earnings of 50% or less owned companies, net of applicable income taxes, resulted from the Company's investment in a Mexican joint venture and SEAMAC. In the comparable period of 1995, equity earnings were realized exclusively from the Company's participation in the Mexican joint venture. Operations in Mexico have declined between comparable quarters due to weakening market conditions.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

   Excluding $14.4 million in operating revenue generated by the Graham vessels from the date of acquisition, September 15, 1995, marine operating revenue declined for the twelve-month period ended

December 31, 1995 compared to the twelve-month period ended December 31, 1994, due primarily to decreases in rates per day worked and overall utilization levels in the U.S. Gulf of Mexico and North Sea. Reduced rates per day worked and utilization resulted from weak market conditions, the renewal of a long-term charter for six vessels at substantially reduced rates in the North Sea, and the removal from service for extended periods of several vessels in each market in 1995. A reduced number of vessels resulting from the sale of equipment, a decline in the Company's share of the SEAFISH Pool's results, and a negative effect from the Company's participation in the SEAVEC Pool also contributed to the decline in operating revenue. These declines were offset by an improvement between years in revenue generated from the Company's vessels operating in West Africa due to strong market conditions. Additionally, utilization and rates per day worked in the U.S. Gulf of Mexico and North Sea improved during the third and fourth quarters of 1995.

   Environmental operating revenue for the 1995 period consisted of $12.9 million in retainer and other revenue and $8.9 million in oil spill response revenue. Oil spill response revenue was largely attributable to response activities associated with an oil spill in the Delaware River near Philadelphia, Pennsylvania during the third quarter of 1995.

   Excluding $5.4 million of operating profit generated by the Graham vessels from the date of acquisition, September 15, 1995, marine operating profit declined for the twelve-month period ended December 31, 1995 compared to the twelve-month period ended December 31, 1994. The decrease in operating profit was primarily due to the factors affecting operating revenue as outlined above. Additional factors contributing to the decline in operating profit were (i) rising wage costs, (ii) increased health insurance costs in the U.S., and (iii) higher fuel costs resulting from a contract renewal for six of the Company's vessels operating in the North Sea. The decline in operating profit was offset by (i) gains recognized from the sale of vessels, (ii) reduced repair and maintenance costs, primarily related to lower drydocking expenses, (iii) the beneficial effect of strong market conditions in West Africa, (iv) a decline in expenses resulting from the full amortization of certain previously deferred mobilization costs, and (v) reduced litigation and settlement costs relating to the settlement of a lawsuit in 1994.

   Environmental operating profit for the period benefited from oil spill response activity. Oil spill response gross profit (oil spill response revenue less costs of oil spill response) was $1.3 million in the nine and one-half month period ended December 31, 1995. Spill response profit was primarily due to response activities associated with an oil spill in the Delaware River near Philadelphia, Pennsylvania during the third quarter of 1995.

   In the twelve-month period ended December 31, 1995, other income related primarily to a $0.2 million gain recognized in conjunction with the purchase of $2.3 million principal amount of the Company's outstanding 6.0% Notes. The gain represented the difference between the amount paid to acquire the 6.0% Notes and their carrying amount, net after giving effect to a write-off of certain unamortized deferred financing costs associated with the original sale of such securities.

   Corporate administrative and general expenses remained constant between years, but total administrative and general costs increased. Administrative and general expenses associated with the marine segment, which is included in operating profit, increased between years. This increase resulted primarily from (i) $1.3 million in expenses incurred in connection with managing the vessels acquired from Graham for three and one-half months, (ii) fees charged by FISH to manage the Company's vessels operating offshore West Africa and in the Arabian Gulf, commencing October 1, 1995, and (iii) increasing wage costs. Environmental administrative and general expense for the 1995 period, which is also included in operating profit, was $5.0 million. The Company's administrative and general expenses primarily include costs associated with personnel, professional services, travel, communications, facility rental and maintenance, general insurance and franchise taxes.

   Total depreciation and amortization expense, which primarily relates to operating activities, was $16.7 million for the twelve-month period ended December 31, 1995 compared to $12.0 million for the twelve-month period ended December 31, 1994. Depreciation and amortization associated with the Company's marine segment, which is included in operating profit, increased between years. This increase resulted primarily from (i) $1.4 million in expense incurred in connection with depreciating assets acquired from Graham for three and one-half months, (ii) the acquisition of vessels in the 1995 CNN Transaction, (iii) capital improvements made aboard existing vessels, and (iv) the acquisition of office equipment and leasehold improvements. The Company's environmental segment's depreciation and amortization for the 1995 period, which is also included in operating profit, was $2.9 million.

   Excluding the effect of $1.4 million of interest expense associated with borrowings from DnB to finance the Graham Acquisition and $0.4 million in interest expense associated with the environmental segment, net interest expense decreased between comparable years. This decrease resulted primarily from the normal and accelerated repayment of outstanding indebtedness. Interest expense was offset by an increase between years in interest income earned on temporary cash investments due primarily to higher interest rates and invested cash balances and notes due from a 50% or less owned equity investee.

   In the twelve-month period ended December 31, 1995, equity in the net earnings of 50% or less owned companies, net of applicable income taxes, resulted primarily from the Company's investment in a joint venture with Transportacion Maritima Mexicana ("TMM"), established in January 1994, in which the Company has a 40% equity interest (the "TMM Joint Venture"). Equity in the net earnings of 50% or less owned companies for the period also includes the results of SEAMAC. In the comparable period of 1994, earnings realized from the TMM Joint Venture were less significant because the venture commenced operations during that year. Equity earnings recognized during 1994 were generated primarily from the Company's investment in NRC Holdings. During the first quarter of 1995, the NRC Merger was completed and from March 14, 1995, the financial condition, results of operations, and cash flows of these environmental activities have been included in the consolidated financial statements of the Company and are no longer reported on the equity method.

COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO YEAR ENDED DECEMBER 31, 1993

   Operating revenue increased 0.9% to $74.4 million in 1994, compared to $73.7 million in 1993. The revenue increase was due primarily to the acquisition of vessels and additional revenue earned through the Company's participation in the pooling arrangement with CNN. In December 1993, the Company acquired and bareboat chartered-out 10 offshore towing supply and anchor handling towing supply vessels to CNN and, at the same time, formed a pooling arrangement that commenced operation on January 1, 1994. This increase was offset by the discontinued operations of three vessels previously managed or bareboat chartered-in and the decline in the overall utilization and rates per day worked of the Company's remaining fleet.

   The rates per day worked for the Company's vessels operating in the Gulf of Mexico remained constant between years, but overall utilization declined. Although drilling activity increased for most of 1994, overall utilization did not improve. A number of competitors returned vessels to the Gulf of Mexico from other geographical areas, and other vessels were re-commissioned and returned to service during 1994 to meet the increased demand caused by improved drilling activity. During 1993, the Company returned to service three vessels that had been voluntarily removed from operation, and these vessels were available for work during all of 1994.

   The rates per day worked and overall utilization of the Company's standby safety vessels operating in the North Sea declined significantly between years. A contract for six of the Company's vessels operating in this area with a major customer expired and was renewed in 1994 at significantly lower rates per day worked than those earned in 1993. Furthermore, long-term charters for three additional standby safety vessels operating in the North Sea were not renewed during the year, and overall utilization declined.

   Overall utilization of the Company's vessels operating in offshore West Africa also declined due primarily to the down-time associated with the mobilization of two towing supply vessels out of Nigeria. Although the rates per day worked remained constant, operating revenue declined due to the discontinued operations of three vessels previously managed or bareboat chartered-in by the Company.

   Vessel expenses increased 0.8% to $42.1 million and were 56.6% of operating revenue in 1994, compared to $41.7 million or 56.6% of operating revenue in 1993. An increase in the cost to repair and maintain hulls and related equipment and engines was the primary factor contributing to this increase.

Hull repairs rose primarily because of expenditures incurred due to additional regulatory inspections, the costs associated with vessels changing to alternative service, and higher drydocking costs. Although the number of vessels drydocked between years remained constant, the per vessel average cost rose. All drydock repairs in 1994 met regularly scheduled maritime inspection requirements; whereas, in 1993, several emergency drydockings were performed at lower cost. Engine repair costs increased primarily because of an increase in the number of major overhauls performed. Marine insurance costs rose, continuing a trend over the past three years. In an attempt to control increased marine insurance costs in future years, the Company has expanded the number of personnel and programs in its safety department. Fuel expense also increased; in prior years, fuel was provided by a North Sea customer for several standby safety vessels but, during 1994, this cost became the responsibility of the Company. These increases have been offset by the discontinued operations of three vessels previously managed or bareboat chartered-in, a decrease in health insurance expense caused by reduced claims cost, and a decline in expenses associated with overseas operations due to a reduction in the number of Company owned vessels working in Nigeria.

   If the Company had not acquired and bareboat chartered-out 10 towing supply and anchor handling towing supply vessels to CNN, vessel expenses as a percentage of operating revenue would have increased 4.3%. This increase was caused by a decline in operating revenue earned from charters (other than bareboat charters) and rising operating expenses. Other charter revenue declined primarily because of reduced overall utilization of the Company's fleet in all geographical operating areas.

   Administrative and general expenses increased 0.9% to $6.2 million in 1994, compared to $6.1 million in 1993. The increase was due primarily to an increase in wages, staff, and costs to relocate the Company's executive offices from Morgan City, Louisiana to Houston, Texas, but was offset by a decline in certain litigation defense costs due to the settlement of a lawsuit in March 1994.

   Depreciation and amortization expense increased 19.8% to $12.0 million in 1994, compared to $10.0 million in 1993. The increase was due primarily to the acquisition of 10 towing supply and anchor handling towing supply vessels from CNN and other additions to marine property and equipment, offset by a decline in amortizable costs associated with deferred consulting and covenant not to compete contracts.

   Net interest expense remained unchanged and totaled $3.3 million. Interest expense rose due to an increase in outstanding indebtedness partially offset by lower blended interest rates. Interest income also increased and completely offset the increase in interest expense. Greater cash balances generated from operations, the sale of the 6.0% Notes, and higher interest rates were the primary factors contributing to the increase in interest income between years.

   Equity in net earnings of 50% or less owned companies increased 234.9% to $1.5 million in 1994 compared to $0.4 million in 1993. The increase was due primarily to a full year of operations of equity investments in NRC and the TMM Joint Venture. NRC and the TMM Joint Venture commenced operations in August 1993 and January 1994, respectively. The Company had a 42.9% and 40.0% equity interest in NRC and the TMM Joint Venture, respectively, at December 31, 1994.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's ongoing liquidity requirements arise primarily from its need to service debt, fund working capital, acquire or improve equipment, and make other investments. Management believes that cash flow from operations will provide sufficient working capital to fund the Company's operating needs. The Company may, from time to time, issue shares of Common Stock, debt, or a combination thereof to finance the acquisition of equipment and businesses or improvements to existing equipment.

   On July 1, 1993, the Company sold $57.5 million principal amount of 6.0% Notes which are convertible into shares of Common Stock at any time prior to July 1, 2003 at a conversion rate of 39.024 shares per $1,000 principal amount of the 6.0% Notes. The 6.0% Notes are redeemable, in whole or part, at the election of the Company any time on or after July 1, 1996 initially at 104.2% of the principal amount thereof and declining by 0.67% each year thereafter to 100% of the principal amount in 2003. The Company has elected to call the 6.0% Notes for redemption and anticipates that the holders of the 6.0% Notes will elect to convert their 6.0% Notes into shares of the Common Stock. See "Recent Developments -- Conversion."

   In December 1993, the Company financed, in part, the acquisition of 10 offshore towing supply vessels from CNN with: (i) $12.0 million principal amount senior unsecured notes payable having varying maturities of one to ten years, bearing interest rates ranging from 3.25% to 5.50% per annum and which have been guaranteed by the Company and (ii) $4.8 million principal amount of the 2.5% Notes. The 2.5% Notes are convertible into shares of Common Stock at the option of the Company, at any time prior to maturity at a conversion rate of 32.979 shares per $1,000 principal amount of the 2.5% Notes. The 2.5% Notes are redeemable, in whole or part, at the election of the Company any time on or after July 1, 1997 initially at 104.2% of the principal amount after July 1, 2003. As part of the 1996 CNN Transaction, the Company has elected to (i) prepay the Promissory Notes of CNN at face value of $9.6 million and (ii) convert the 2.5% Notes into an aggregate of 156,650 shares of Common Stock. The Company anticipates that CNN will elect to convert their 2.5% Notes into shares of the Common Stock. See "Recent Developments -- 1996 CNN Transaction."

   Certain of the Company's subsidiaries, Arthur Levy Enterprises, Inc., Graham Offshore Inc. and SEACOR Offshore Inc. are parties (the "Borrowing Subsidiaries") to the DnB Facility, with Den norske Bank A/S ("DnB") as lender, and the Company as guarantor of the Borrowing Subsidiaries' obligations thereunder. At March 31, 1996, $32.0 million principal amount of borrowings were outstanding under the DnB Facility. Such borrowings were used to finance the acquisition of offshore marine service vessels and other related assets pursuant to the Graham Acquisition, to pay certain financing and acquisition costs incurred in connection with the Graham Acquisition, and to fund working capital requirements in respect of the acquired vessels.

   Pursuant to the DnB Facility, the Borrowing Subsidiaries may borrow up to $85.0 million aggregate principal amount (the "Maximum Committed Amount") of senior secured revolving bridge loans any time prior to August 31, 1996 (the "Initial Term"). At the Company's election, such loans, on or prior to August 31, 1996, may be converted into senior secured reducing revolving credit loans maturing on August 31, 2003.

   During the Initial Term outstanding borrowings bear interest at an annual rate equal to 125 basis points above LIBOR (i.e., approximately 6.7% per annum at March 31, 1996). If the Borrowing Subsidiaries elect to convert the senior secured bridge loans to senior secured reducing revolving credit loans (the "Term Loans"), the Maximum Committed Amount automatically will decrease semiannually by certain percentages described in the DnB Facility. The DnB Facility requires the Company, on a consolidated basis, to maintain a minimum ratio of indebtedness to vessel value, as defined, a minimum cash and cash equivalent level, and a specified debt service coverage ratio. The Company also is prohibited from entering into additional indebtedness above a certain level without consent. Pursuant to the DnB Facility, the Term Loans would bear interest at the annual rate equal to a maximum of 150 basis points above LIBOR.

   Borrowings outstanding pursuant to the DnB Facility are secured by, among other things, a guaranty by the Company of the obligations of the Borrowing Subsidiaries, first preferred mortgages on vessels owned by the Borrowing Subsidiaries, a negative pledge relating to certain vessels and an assignment of earnings and certain contract rights with respect to vessels owned and operated by the Borrowing Subsidiaries. If the Borrowing Subsidiaries exercise the aforementioned conversion election, certain additional subsidiaries of the Company will be required to guaranty the obligations of the Borrowing Subsidiaries under the DnB Facility and provide mortgages on additional vessels to secure such guaranty.

   In December 1995, the Company completed a public offering of its Common Stock and sold 1,612,500 shares at a price of $24.25 per share. The proceeds received from this sale, net of underwriting discount, totaled $36.9 million. The Company incurred $0.6 million in expenses associated with this stock offering (other than underwriting discount). Additionally, in connection with the NRC Merger, the Coastal/Phibro Transactions, and the 1995 CNN Transaction, the Company issued 1,064,270 shares of Common Stock having an aggregate value of $24.5 million at the time of issuance. In March 1993, the Company issued 125,000 shares of Common Stock at $15.00 per share or $1.875 million pursuant to the acquisition of seven supply vessels.

   The Company's cash flow levels and operating revenues primarily are determined by vessels' rates per day worked, overall vessel utilization, the size of the Company's fleet, and the level of spill response activity. Factors relating to the marine segment are affected directly by the volatility of oil and gas prices, the level of offshore drilling and exploration activity, and other factors beyond the Company's control.

   Net cash provided by operating activities increased $6.3 million in the three-month period ended March 31, 1996, compared to the three-month period ended March 31, 1995. The increase was due primarily to an increase in the marine business segment's direct vessel contribution (defined as operating revenues net of direct vessel operating expenses). Direct vessel contribution rose due primarily to a net increase in the number of owned or chartered-in vessels, improved rates per day worked and utilization, and the termination of bareboat charters for owned vessels. The Company's environmental business segment also contributed to the increase in cash flows from operating activities.

   Net cash used in investing activities was $0.7 million in the three-month period ended March 31, 1996; whereas, net cash was provided in investing activities in the three-month period ended March 31, 1995. Capital expenditures for property and equipment increased between comparable quarters due primarily to improvements made to certain project and anchor handling towing supply vessels and the purchase of oil spill response equipment. Proceeds from the sale of vessels declined between comparable quarters as vessels with lower market values were sold in 1996 compared to 1995. Further, equity investments declined and cash acquired in a business combination did not recur between comparable quarters.

   The Company's net cash used in financing activities increased $5.2 million in the three-month period ended March 31, 1996, compared to the three-month period ended March 31, 1995. Payments of long-term debt increased between comparable quarters due primarily to the repayment of $8.0 million of principal under the DnB Facility. This increase was offset by a decline in cash used to acquire 6.0% Notes.

CAPITAL EXPENDITURES

   The Company may make selective acquisitions of marine vessels or fleets of marine vessels and oil spill response equipment and/or expand the scope and nature of its environmental services. The Company also may upgrade or enhance its marine vessels to remain competitive in the marketplace. Management anticipates that such expenditures would be funded through a combination of cash flow provided by operations, existing cash balances and, potentially, through the issuance of additional shares of Common Stock or additional indebtedness.

   In the twelve-month period ended December 31, 1995, the Company's additions to property and equipment totaled $96.6 million and primarily related to capital expenditures made by the marine segment. On September 15, 1995, the Graham Acquisition was completed for an aggregate purchase price of $73.5 million that included $0.6 million in acquisition costs and $0.9 million in inventory. The Graham Acquisition included 83 utility, 37 crew and seven supply vessels, and administrative offices, furniture, fixtures and office equipment, vessel support facilities, vessel related spare parts, and inventory. In November and December 1995, the Company completed a transaction to acquire two anchor handling towing supply and three towing supply vessels and other vessel related equipment from CNN for an aggregate purchase price of $21.55 million of which $11.3 million was paid through the issuance of Common Stock. Other additions to property and equipment, totaling $2.45 million, related primarily to $1.85 million and $0.6 million in capital expenditures made by the marine and environmental business segments, respectively. Other capital expenditures made by the marine segment related primarily to improvements being incorporated aboard a vessel for well stimulation service.

   Expenditures for environmental compliance to modify marine segment vessels have not been a significant component of the Company's capital budget.

NEW ACCOUNTING STANDARD

   In 1995, Statement of Financial Accounting Standards No. 121 --"Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued and require adoption by the Company in fiscal 1996. Management believes that such adoption will not have a material effect on the Company's financial statements taken as a whole.

   Also in 1995, Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" (the "Statement") was issued which establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. Entities may either adopt a "fair value based method" of accounting for an employee stock option as defined by the Statement or may continue to use accounting methods as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in the Statement had been applied. The accounting requirements of the Statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company expects to continue following APB Opinion No. 25 and make appropriate disclosures in the future in accordance with the Statement.

                                   BUSINESS

   The Company is a major provider of offshore marine services to the oil and gas exploration and production industry and is one of the leading providers of oil spill response services to owners of tank vessels and oil storage, processing and handling facilities. The Company operates a diversified fleet of over 200 vessels primarily dedicated to servicing offshore oil and gas exploration and production facilities in the U.S. Gulf of Mexico, the North Sea, offshore West Africa and Mexico. The Company's offshore service vessels deliver cargo and personnel to offshore installations, handle anchors for drilling rigs and other marine equipment, support offshore construction and maintenance work and provide standby safety support. The Company also furnishes vessels for special projects such as well stimulation, seismic data gathering, freight hauling and line handling.

   In connection with its offshore marine services, the Company on December 7, 1995 entered into a joint venture, Energy Logistics, Inc. ("ELI"), with Baker Energy, a unit of Michael Baker Corporation, a U.S. public company. ELI offers logistics services for the offshore industry, including the coordination and provision of marine, air and land transportation, materials handling and storage, inventory control and "just in time" procurement.

   The Company's environmental services business principally provides contractual oil spill response services to those who store, transport, produce or handle petroleum and certain other non-petroleum oils as required by OPA 90 and various state regulations. The Company's services, provided principally through its wholly owned subsidiary, NRC, include training for and supervision of activities in response to oil spill emergencies and the maintenance of specialized equipment for immediate deployment and spill response. NRC has acted as the principal oil spill response contractor on several of the largest oil spills that have occurred in the United States since the enactment of OPA 90.

STRATEGY

   The Company's strategy is to identify and pursue opportunities for growth, development and integration of its offshore marine and environmental services businesses. In its offshore marine services business, the Company seeks to be innovative in meeting the long-term needs of its customers while managing the short-term challenges characteristic of a volatile, global and capital-intensive business. In its environmental services business, the Company seeks to provide value-added services to its customers in the most cost-efficient manner by capitalizing on its knowledge and experience in planning for and responding to oil spill emergencies, its diversified fleet of offshore marine service vessels and its extensive network of independent contractors. A key element of the Company's strategy is the acquisition of assets or businesses which expand the Company's markets, customer base and services. The Company seeks to develop "total" customer relationships by meeting its customers' vessel and environmental services needs on a global basis.

   OFFSHORE MARINE SERVICES. The Company's strategy is to pursue growth opportunities while balancing its exposure to the cyclical nature of the oil and gas exploration and production industry. The Company implements this strategy by:

o DIVERSIFYING GEOGRAPHICALLY. The Company seeks to expand its presence in multiple markets and thereby enhance asset utilization by enabling it to deploy vessels to different geographic regions to take advantage of cyclical market opportunities and better service its customers' global operations.

o         MAINTAINING A BALANCE BETWEEN LONG-TERM AND SHORT-TERM
          CHARTERS. The Company seeks to maintain a balance between long-term charters (i.e., those having a duration of one year or more from inception), which increase asset utilization, enhance the predictability of cash flows and facilitate the development of lasting customer relationships, and short-term charters, which provide the Company with the flexibility to take advantage of improving market conditions and opportunities in different markets.

o BROADENING THE MIX OF VESSELS. The Company maintains a diversified fleet of vessels which enables it to service a broad range of customer requirements and provide services to both the exploration and production sectors of the energy industry. The Graham Acquisition significantly enhances the Company's ability to service offshore oil and gas production related activities and materially enhances its environmental response services.

o OFFERING SPECIALIZED SERVICES. The Company seeks to meet its customers' needs through efficient use of vessels and logistical systems. In conjunction with this strategy, the Company has modified and converted vessels for special projects such as well stimulation, seismic data gathering, standby safety support and freight hauling.

   ENVIRONMENTAL SERVICES. In its environmental services business, the Company's strategy is to balance its exposure to the "event" driven nature of its marine spill response business by expanding its core OPA 90 business and developing and promoting ancillary environmental services. The Company implements this strategy by:

o EXPANDING ITS SERVICES. The Company is committed to pursuing new customer relationships and expanding its services by identifying, developing and providing services ancillary to the requirements of OPA 90. Ancillary services include environmental training programs, standby oil spill response services and planning for oil spill response drills.

o EXPANDING INTERNATIONALLY. The Company seeks to develop its oil spill response and ancillary services businesses internationally by capitalizing on its knowledge and experience, existing customer relationships and rapid equipment deployment capability.

o DIVERSIFYING ITS CUSTOMER BASE. The Company seeks to expand its sources of retainer revenues by actively marketing its environmental services to vessel owners, facilities and others who must comply with various state and federal planning regulations but who are not covered by the requirements of OPA 90.

o MAINTAINING A COST-EFFECTIVE SPILL RESPONSE NETWORK. The Company maintains a highly efficient and cost-effective spill response network by coordinating and managing existing resources and supplementing them with a variety of purpose-built equipment. The Company's network of over 50 independent spill response contractors stores and maintains NRC's equipment in a constant state of preparedness and provides trained personnel and resources in the event of a spill.

OFFSHORE MARINE SERVICES

   GEOGRAPHIC MARKETS SERVICED

   The operations of the Company's offshore marine services business are concentrated in four geographic markets: the United States (principally, the U.S. Gulf of Mexico), offshore West Africa, the North Sea and Mexico. The table below sets forth, at the dates indicated, the number of vessels operated directly by the Company or through its joint ventures and pooling arrangements in each geographic market.

                            AT DECEMBER 31,       AT MARCH 31,
                        ----------------------
   GEOGRAPHIC MARKET      1993    1994    1995      1996(1)
                        ------  ------  ------  --------------
Domestic(2) ...........    36      38     155         152
Foreign:(3)
 Offshore West Africa      15      20      25          26
 North Sea ............    11      11      15          15
 Mexico ...............     5      10      10          10
 Other(4) .............     6       4       3           3
                        ------  ------  ------  --------------
   Total Foreign ......    37      45      53          54

- ------------

(1) Does not include 36 crew vessels and five utility vessels acquired in May 1996 pursuant to the McCall Acquisition and the acquisition of six vessels as contemplated in the 1996 CNN Transaction. Since March 31, 1996, the Company has sold three utility vessels.

(2) Excludes 11 and 12 oil spill response vessels at December 31, 1995 and March 31, 1996, respectively.

(3) Foreign vessels include those operated from foreign shore bases and those which are used primarily in foreign operations.

(4)    Includes vessels operating in the Arabian Gulf and Australia.

   U.S. GULF OF MEXICO. The Company is a major provider of offshore marine services to the oil and gas exploration and production industry in this market. Exploration activity, including recent trends to drill in deeper water in the U.S. Gulf of Mexico, is generally supported by larger supply, towing supply, and anchor handling towing supply vessels. At March 31, 1996, the Company operated 37 of approximately 280 of these larger vessels currently in the U.S. Gulf of Mexico. Production activity is supported by similar vessels as well as smaller crew and utility vessels. At March 31, 1996, the Company operated 111 of approximately 500 estimated crew and utility vessels in the U.S. Gulf of Mexico. The Company also operates seven specially equipped vessels for customers who provide well stimulation and seismic data gathering services.

   Exploration and drilling activity in the U.S. Gulf of Mexico, which affects the demand for vessels, is largely a function of the short-term and long-term trends in the levels of oil and gas prices. Demand for vessels in the U.S. Gulf of Mexico has increased recently due to increased drilling activity associated with natural gas exploration and production, deepwater drilling and rig workover projects. There can be no assurance that this trend will continue.

   OFFSHORE WEST AFRICA. The Company is one of the largest operators servicing Nigeria and other areas along the West African coast. At March 31, 1996, the Company operated 26 of the approximately 150 offshore support vessels operating in this market. The number of operators is more concentrated in this market as compared to the U.S. Gulf of Mexico in that five companies operate almost all of the vessels currently active in the region.

   The need for offshore support vessels in this market is primarily dependent upon multi-year offshore oil and gas exploration and development projects and production support. The demand for vessels in offshore West Africa has increased over the past year. However, the region is highly dependent on the level of activity in Nigeria and recent political developments could have an adverse effect on exploration and development activity, which in turn would adversely impact the Company's operations in this market.

   NORTH SEA. The Company provides standby safety services to customers in the North Sea. At March 31, 1996, there were approximately 150 vessels in this market certified to provide this service and the Company owns and operates 10 of these vessels. Five additional vessels are marketed by the Company under a pooling arrangement with a U.K. company. Demand in this market for standby safety service developed in 1992 after the United Kingdom promulgated increased safety legislation requiring offshore operations to maintain standby safety vessels. The legislation generally requires a vessel to "stand by" to provide a means of evacuation and rescue for platform and rig personnel in the event of an emergency at an offshore installation. The Company believes that it was one of the first companies to convert its existing vessels for use as standby safety service vessels.

   Demand for standby safety vessels in the North Sea declined steadily over the last two years as drilling activity was scaled back due to a decline in oil prices, tax law changes, and a surplus of certified vessels. However, since mid-1995, demand has improved with increased exploration activity, stimulated in part by updated exploration technology and the development of new drilling areas west of the Shetland Islands.

   MEXICO. The Company provides offshore marine services for both exploration and production activities in Mexico. Of the approximately 75 offshore support vessels operating in this region at March 31, 1996, 10 were owned and operated by a joint venture with a Mexican company. See "Joint Ventures and Pooling Arrangements."

   While operating conditions in Mexico are, in many respects, similar to those in the U.S. Gulf of Mexico, demand for offshore support vessels in Mexico historically has been affected to a significant degree by Mexican government policies, particularly those relating to Petroleos Mexicanos ("PEMEX"), the Mexican national oil company. Offshore exploration and production activity has been level for most of the past year as a result of political and fiscal changes. While there can be no assurance, the Company anticipates that these changes will result in increased exploration and production maintenance activity in future periods.

  FLEET

   The offshore marine service industry supplies vessels to owners and operators of offshore drilling rigs and production platforms. One of the largest groups of offshore support vessels which the Company operates is supply vessels, which transport drill pipe, drilling fluids and construction materials. Another significant class of vessels operated by the Company is towing supply and anchor handling towing supply vessels. These vessels have more powerful engines, a deck mounted winch and are capable of towing and positioning offshore drilling rigs as well as providing supply vessel services. Other large groups of vessels operated by the Company include crew boats which transport personnel and small loads of cargo when expedited delivery is required and utility boats which support offshore production by delivering general cargo and facilitating infield transportation of personnel and materials. The Company also operates special service vessels which include well stimulation, seismic data gathering, line handling, freight, oil spill response vessels and standby safety vessels. As of March 31, 1996, the average age of the Company's offshore marine fleet was approximately 14 years.

   The following table sets forth, at the dates indicated, certain summary fleet information for the Company. For a description of these types of vessels, see "Glossary of Selected Industry Terms."

                                      AT DECEMBER 31,
                                  ----------------------    AT MARCH 31,
          TYPE OF VESSEL            1993    1994    1995      1996(1)
                                  ------  ------  ------  --------------
Supply/Towing supply ............    40      46      52          52
Anchor Handling Towing Supply  ..     8      11      10          11
Crew ............................     3       2      41          41
Project and Geophysical/Freight       9       9       9           9
Standby Safety ..................    11      11      15          15
Utility/Line Handling ...........     2       4      81          78
                                  ------  ------  ------  --------------
Total Fleet .....................    73      83     208         206(2)
                                  ======  ======  ======  ==============

- ------------

(1) Does not include 36 crew vessels and five utility vessels acquired in May 1996 pursuant to the McCall Acquisition, and the acquisition of six vessels in the 1996 CNN Transaction. Since March 31, 1996, the Company has sold three utility vessels.

(2) Includes 186 vessels owned by the Company and 20 vessels that are not Company owned. Of the 20 vessels that are not Company owned, 5 are operated under pooling arrangements with Company owned vessels, 12 are in joint ventures in which the Company has an interest and three are bareboat or time chartered-in by the Company for use in its operations. Effective June 1, 1996, one of the Company's joint ventures was terminated, and two vessels that participated therein were acquired in the McCall Acquisition.

   The Graham Acquisition and McCall Acquisition significantly increased the number of vessels owned by the Company. Many of these vessels are easily adaptable to serve various purposes. In particular, these vessels are available for use by the Company in its environmental services business. See "-- Environmental Services." In addition to the Graham Acquisition and the Company's sale of certain vessels acquired in that transaction, the Company actively monitors opportunities to buy and sell vessels that will maximize the overall utility and flexibility of its fleet structure. Since March 31, 1996, the Company has sold three utility vessels.

  JOINT VENTURES AND POOLING ARRANGEMENTS

   The Company has formed joint ventures and entered into pooling arrangements with various third parties to enter new markets, enhance its marketing capabilities and facilitate operations in certain foreign markets. These arrangements allow the Company to expand its fleet and minimize the risks and capital outlays associated with independent fleet expansion. The principal joint venture and pooling arrangements in the various geographic areas in which the Company operates are described below.

   MEXICO. All of the Company's vessel operations in Mexico are conducted with TMM through the TMM Joint Venture. The fleet currently is comprised of nine vessels owned by the TMM Joint Venture and one vessel bareboat chartered to it by the Company. The TMM Joint Venture has enabled the Company to expand into a new market contiguous to the U.S. Gulf of Mexico and has provided greater marketing flexibility for the Company's fleet in the region.

   OFFSHORE WEST AFRICA. From January 1, 1994 through September 30, 1995, all of the Company's vessels operating in offshore West Africa were managed under a pooling agreement by SEAFISH Ltd. ("SEAFISH"), a Bahamian corporation. The pool enabled the Company to expand into new markets and broaden its marketing capabilities by coordinating a larger fleet. Under the terms of the pooling arrangement, revenue and expenses of certain vessels owned and operated by the Company and certain vessels owned and operated by CNN were pooled and the net pool results were shared by both parties equally after giving effect to certain preference payments. Pursuant to the 1995 CNN Transaction, the pooling arrangement was terminated effective as of October 1, 1995. The Company's vessels which were formerly pooled will be managed by FISH, a French company in which the Company and CNN will each own a 50% interest.

   In August 1995, the Company formed a Louisiana limited liability company in which it and another U.S. operator each own a 50% interest ("SEAMAC"). The limited liability company was formed to mobilize two large crew vessels from the U.S. Gulf of Mexico to offshore West Africa. The vessels are operating under the Company's management arrangements with West Africa Offshore, Ltd., a Nigerian company ("WAO"), and FISH. Pursuant to the McCall Acquisition, the Company acquired the 50% interest in SEAMAC that it did not already own.

   NORTH SEA. Standby safety vessels operated by the Company in the North Sea are owned or chartered-in by the Company's subsidiary, VEESEA Holdings, Inc. ("VEESEA Holdings") and its subsidiaries (collectively, "VEESEA"). All vessels operated by the Company in the North Sea are managed under an arrangement with Vector Offshore Limited, a U.K. company ("Vector"), which owns a 9% interest in VEESEA Holdings.

   The Company's joint venture arrangement with Vector enabled it to enter a niche market using local management and an existing infrastructure. The Company's fleet of standby safety vessels has grown from one vessel in December 1991 to ten vessels in service today.

   In addition, in January 1995, the Company entered into the SEAVEC Pool, a pooling arrangement with Toisa Ltd., a U.K. offshore marine transportation and services company ("Toisa"). Under this pooling arrangement, the Company and Toisa jointly market their standby safety vessels in the North Sea market, with operating revenues pooled and allocated to the respective companies pursuant to a formula based on the class of vessels each company contributes to the pool. SEAVEC currently markets 15 vessels.

  CUSTOMERS

   The Company offers offshore marine services primarily to the major integrated oil companies and large independent oil and gas exploration and production companies. The Company has enjoyed long-standing relationships with several of its customers with whom the Company has sought to establish alliances. The percentage of revenues attributable to an individual customer varies from time to time, depending on the level of oil and gas exploration undertaken by a particular customer, the suitability of the Company's vessels for the customer's projects, and other factors, many of which are beyond the Company's control. For the year ended December 31, 1995, approximately 19.5% and 14.8% of the Company's marine operating revenues were received from Mobil Oil Corporation and Conoco, Inc., respectively. For the fiscal year ended December 31, 1994, these same companies each accounted for 17.7% and 18.7%, respectively, of the Company's marine operating revenues.

  CHARTER TERMS

   Customers generally award charters based on suitability and availability of equipment, price and reputation for quality service. Consistent with industry practice, the Company's U.S. Gulf of Mexico fleet is utilized primarily in the "spot" market pursuant to short-term charters at varying day rates. Generally, such short-term charters can be terminated by either the Company or its customer upon notice of five days or less.

   The Company's operations in the North Sea, offshore West Africa and Mexico are typically conducted pursuant to long-term charters although these charters are subject to early termination by the customer with varying notice requirements. Long-term charters are defined as those having a term of one year or more at inception. In addition, the Company has chartered-out, on a long-term basis, certain special project vessels engaged in well stimulation, seismic data gathering and freight hauling.

  COMPETITION

   The offshore marine transportation industry is highly competitive. In addition to price, service and reputation, the principal competitive factors for offshore supply fleets include the existence of national flag preference, operating conditions and intended use (all of which determine the suitability of vessel types), complexity of maintaining logistical support and the cost of transferring equipment from one market to another.

   Several of the Company's competitors may have significantly greater financial and other resources than the Company. While there are many suppliers of marine offshore services, management believes there is only one company, Tidewater, Inc., which operates in all geographic markets and has a substantial percentage of the domestic and foreign offshore marine market in relation to that of the Company and its other competitors.

  GOVERNMENT REGULATION

   DOMESTIC REGULATION. The Company's operations are subject to significant federal, state and local regulations, as well as international conventions. The Company's domestically registered vessels are subject to the jurisdiction of the Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the U.S. Maritime Administration, as well as subject to rules of private industry organizations such as the American Bureau of Shipping. These agencies and organizations establish safety standards, are authorized to investigate vessels and accidents and to recommend improved maritime safety standards. Moreover, to ensure compliance with applicable safety regulations, the Coast Guard is authorized to inspect vessels at will.

   The Company is also subject to the Shipping Act, 1916, as amended (the "Shipping Act"), and the Merchant Marine Act of 1920, as amended (the "1920 Act," and collectively with the Shipping Act, the "Acts"), which govern, among other things, the ownership and operation of vessels used to carry cargo between U.S. ports. The Acts require that vessels engaged in the U.S. coastwise trade be (i) owned by U.S. citizens and (ii) built in the United States. For a corporation engaged in the U.S. coastwise trade to be deemed a citizen of the U.S., (a) the corporation must be organized under the laws of the U.S. or of a state, territory or possession thereof, (b) each of the president or other chief executive officer and the chairman of the board of directors of such corporation must be U.S. citizens, (c) no more than a minority of the number of directors of such corporation necessary to constitute a quorum for the transaction of business can be non-U.S. citizens and (d) at least 75% of the interest in such corporation must be owned by U.S. "Citizens" (as defined in the Acts). Should the Company fail to comply with the U.S. citizenship requirements of the Acts, it would be prohibited from operating its vessels in the U.S. coastwise trade during the period of such non-compliance.

   To facilitate compliance with the Acts, the Company's Certificate of
Incorporation: (i) contains provisions limiting the aggregate percentage ownership by Foreigners of any class of the Company's capital stock (including the Common Stock) to 22.5% of the outstanding shares of each such class to ensure that such foreign ownership will not exceed the maximum percentage permitted by applicable maritime law (presently 25.0%), and authorizes the Board of Directors, under certain circumstances, to increase the foregoing percentage to 24.0%, (ii) requires institution of a dual stock certification system to help determine such ownership and (iii) permits the Board of Directors to make such determinations as reasonably may be necessary to ascertain such ownership and implement such limitations. In addition, the Company's By-laws provide that the number of foreign directors shall not exceed a minority of the number necessary to constitute a quorum for the transaction of business and restrict any officer who is not a U.S. citizen from acting in the absence or disability of the Chairman of the Board of Directors and Chief Executive Officer and the President, all of whom must be U.S. citizens. At March 31, 1996, approximately 6.1% of the outstanding Common Stock was owned by Foreigners.

   FOREIGN REGULATION. The Company, through its subsidiaries, joint ventures and pooling arrangements operates vessels registered in the following foreign jurisdictions: St. Vincent and the Grenadines, Vanuatu, Hong Kong, the Cayman Islands, France and Mexico. The Company's vessels registered in these jurisdictions are subject to the laws of the applicable jurisdiction as to ownership, registration, manning and safety of vessels. In addition, the vessels are subject to the requirements of a number of international conventions to which the jurisdiction (where the vessels are registered) are parties. Among the more significant of these conventions are: (i) the 1978 Protocol Relating to the International Convention for the Prevention of Pollution from Ships; (ii) the International Convention on the Safety of Life at Sea, 1974 and 1978 Protocol; and (iii) the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978. The Company believes that its vessels registered in these foreign jurisdictions are in compliance with all applicable material regulations and have all licenses necessary to conduct their business. In addition, vessels operated as standby safety vessels in the North Sea are subject to the requirements of the Department of Transport of the U.K. pursuant to the U.K. Safety Act.

   ENVIRONMENTAL REGULATION. The Company's vessels routinely transport diesel fuel to offshore rigs and platforms and carry diesel fuel for their own use, transport certain bulk chemical materials used in drilling activities, and transport liquid mud which contains oil and oil by-products. These operations are subject to a variety of federal and analogous state statutes concerning matters of environmental protection. Statutes and regulations that govern the discharge of oil onto navigable waters include OPA 90 and the Clean Water Act. The Clean Water Act imposes substantial potential liability for the costs of remediating releases of petroleum and other substances in reportable quantities. State laws analogous to the Clean Water Act also specifically address the accidental release of petroleum in reportable quantities.

   Although OPA 90, which amended the Clean Water Act, increased the limits on liability for oil discharges at sea, such limits do not apply in certain listed circumstances. In addition, some states have enacted legislation providing for unlimited liability under state law for oil spills occurring within their boundaries. Other environmental statutes and regulations governing Company operations include, among other things, the Resource Conservation and Recovery Act, as amended, which regulates the generation, transportation, storage, and disposal of on-shore hazardous and non-hazardous wastes; the Comprehensive Environmental Response, Compensation and Liability Act, as amended, which imposes strict, joint, and several liability for the costs of remediating historical environmental contamination; and the Outer Continental Shelf Lands Act, as amended ("OCSLA"), which regulates oil and gas exploration and production activities on the Outer Continental Shelf.

   OCSLA provides the federal government with broad discretion in regulating the leasing of offshore resources for the production of oil and gas. Because the Company's operations rely on offshore oil and gas exploration and production, the government's exercise of OCSLA authority to restrict the availability of offshore oil and gas leases could have a material adverse effect on the Company's financial condition and results of operations.

   In addition to these federal laws, state and local laws and regulations subject the Company to various requirements governing waste disposal and water and air pollution.

ENVIRONMENTAL SERVICES

  MARKET

   The Company's environmental services business is operated through NRC and provides contractual oil spill response services to those who store, transport, produce or handle petroleum and certain other non-petroleum oils as required by OPA 90. The market for marine spill response retainer services has grown substantially since 1990 when the United States Congress passed OPA 90 after the Exxon Valdez spill in Alaska. OPA 90 requires that all tank vessels operating within the Exclusive Economic Zone of the United States and all facilities and pipelines handling oil that could have a spill impacting the navigable waters of the United States, develop a plan to respond to a "worst case" oil spill and ensure by contract or other approved means the ability to respond to such a spill.

   The Company formed NRC in 1991 in partnership with Miller Environmental Group ("MEG") , a New York based environmental response corporation, in response to the enactment of OPA 90 and the regulations subsequently developed by the Coast Guard. In March and October 1995, respectively, the Company purchased the remaining interest of its partners in NRC and the equity participation rights of NRC's two founding customers. See "1995 Transactions -- NRC Merger."

EQUIPMENT AND SERVICES

   OIL SPILL RESPONSE SERVICES. The Company owns and maintains specialized equipment which is positioned in designated areas to comply with regulations promulgated by the Coast Guard, and also has personnel trained to respond to oil spills as required by customers and regulations. This specialized oil spill response equipment includes containment boom, used to protect sensitive areas and also to trap oil in areas where it can be recovered, pumps, vacuum transfer units, skimmers, portable barges, mobile command centers equipped with field communications capability, small boats for deploying boom, and barges and utility vessels outfitted with skimming equipment to recover oil.

   When an oil spill occurs, the Company mobilizes this equipment, using either its own personnel or personnel under contract, to provide emergency response services for both land and marine oil spills and also to offer industrial maintenance services. The Company currently has agreements with approximately 50 independent oil spill response contractors through a network organized by the Company. The network is assisted by NRC's regional offices in Texas, Florida, Tennessee and Puerto Rico, and by NRC's access to the Company's offshore marine vessels and operating bases, particularly the Graham and McCall vessels operating in the U.S. Gulf of Mexico. NRC maintains constant contact with its network members through client drills, training sessions, standby services and actual oil spill responses. The drills are mandated by OPA 90 and ensure a constant state of response readiness. NRC has acted as the principal contractor on several of the largest oil spills that have occurred in the United States after the enactment of OPA 90.

   NRC has expanded its coverage area to include the West Coast of the United States through Clean Pacific Alliance ("CPA"), a joint venture between NRC and Crowley Marine Services. CPA has established dedicated oil spill response capabilities including two response vessels, response depots, a contractually available Marine Response Network, and a client service center.

   The table below sets forth certain summary information regarding the Company's oil spill response resources at December 31, 1995 and March 31, 1996.

                                                 AT DECEMBER 31,
                                                     1995(1)         AT MARCH 31, 1996(1)
                                              --------------------  --------------------
Certified Oil Spill Response Vessels(2)  ....           12                    13
Support Vessels(3) ..........................          167                   164
Shallow Water Recovery Barges ...............           60                    58
Mobile Trailers .............................          119                   141
Vacuum Transfer Units .......................           37                    37
Mobile Communications Centers ...............           3                     3
Containment Boom ............................ 150,000 ft            150,000 ft
Skimming Capacity ........................... 952,027 bbls/day      821,108 bbls/day
Temporary Storage ........................... 250,000 bbls          181,167 bbls

- ------------

(1) Does not include resources owned by the Company's network of independent spill response contractors or by the Clean Pacific Alliance.

(2) At March 31, 1996, included five oil spill response vessels and seven oil spill response barges owned by the Company and one oil spill response barge which is chartered-in by the Company.

(3) At March 31, 1996, includes 12 twenty-eight foot boom handling vessels and 152 vessels operated by the Company in the offshore marine services business.

   TRAINING AND DRILL SERVICES. The Company has developed customized training programs for industrial companies which educate personnel on the risks associated with and the prevention of and response to marine and non-marine oil spills. The Company also plans for and participates in customer oil spill response drill programs. The Company's drill services and training programs are offered both on a stand-alone basis and as part of its base retainer services.

   INTERNATIONAL. The Company has also established International Response Corporation ("IRC"), a wholly owned subsidiary, to evaluate international opportunities with respect to its environmental services business. IRC is currently providing consulting services connection with their evaluation of the feasibility of constructing waste oil, waste water and sludge reception facilities in Malaysia and Thailand.

CUSTOMERS AND CONTRACT ARRANGEMENTS

   The Company offers its retainer services and oil spill response services primarily to the domestic and international shipping community, including dry cargo vessel owners and owners of facilities such as refineries, pipelines, exploration and production platforms, and tank terminals. In addition to its retainer customers, the Company also provides oil spill response services to others, including, under certain circumstances, the Coast Guard. The Company presently has approximately 325 customers and provides retainer coverage to approximately 1,800 tank vessels, 850 barges and 350 facilities. The Company's retainer arrangements with these customers include both short-term contracts (one year or less) and long-term agreements, in some cases as long as seven years. For the year ended December 31, 1995, Coastal and Phibro, NRC's two largest customers, accounted for 28.6% of NRC's retainer revenues collectively. Pursuant to the terms of the Coastal/Phibro Transactions, the arrangements with these customers were modified. See "1995 Transactions -- Coastal/Phibro Transactions."

   The Company also generates revenue from the supervision of activities in response to oil spill emergencies. The Company's revenue can be dramatically impacted by the level of spill activity. A single large spill can contribute significantly to overall revenues and to operating income. However, the Company is unable to predict revenues from oil spills.

COMPETITION

   The principal competitive factors in the environmental response business are price, service, reputation, experience and operating capabilities. Management believes that the lack of uniformity of regulatory development and enforcement on a federal and state level has created a lower barrier to entry in several market segments which has increased the number of competitors. NRC faces competition from the Marine Spill Response Corporation, (a non-profit corporation funded by the major integrated oil companies), other industry cooperatives, and also from smaller contractors who target specific market niches.

GOVERNMENT REGULATION

   The Coast Guard classifies Oil Spill Removal Organizations ("OSROs") based on their overall capability of responding to different types and sizes of oil spills. In November 1993, NRC received classification as a Level E OSRO, the most advanced level of OSRO classification. NRC's classification expires in November 1996. The Coast Guard may review NRC's classification at any time, based on NRC's performance of its response and clean-up activities and may, under certain circumstances, amend or revoke such classification. In September 1995, the Coast Guard proposed revised guidelines for classifying Oil Spill Removal Organizations. On December 28, 1995, the revised OSRO guidelines were published. Significant revisions include geographics-specific classifications, proof of subcontractor support and more stringent oversight by the Coast Guard. NRC has reapplied for new classification under the revised guidelines. Although NRC expects to receive an interim classification in July 1996, the Coast Guard must verify the information in the application and there can be no assurance that NRC will receive a final classification or a final classification equivalent to its current classification.

   In addition to the Coast Guard, the Environmental Protection Agency, the Minerals Management Service division of the Department of Interior, and individual states regulate vessels, facilities and pipelines in accordance with the requirements of OPA 90 or under analogous state law. There is currently little uniformity among the regulations issued by these agencies.

   When responding to third-party oil spills, the Company enjoys federal, and in some states, state immunity from imposition of liability for any spills that result from the Company's response efforts, except if the Company is found to be grossly negligent or to have engaged in willful misconduct or if the Company was not engaged in response activities. NRC maintains insurance coverage against such claims arising from its response operations. It considers the limits of liability adequate, although there can be no assurance that such coverage will be sufficient to cover future claims which may arise.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   Set forth below is certain information regarding the executive officers and directors of SEACOR Holdings, Inc.

           NAME             AGE                   POSITION
- ------------------------  -----  -----------------------------------------
Charles Fabrikant           51   Chairman of the Board of Directors,
                                 President and Chief Executive Officer
Randall Blank               46   Executive Vice President, Chief Financial
                                 Officer and Secretary
Milton Rose                 51   Vice President
Mark Miller                 35   Vice President
Timothy McKeand             46   Vice President
Anthony R. Jones            49   Vice President
Keith Gregory               56   Vice President
Lenny P. Dantin             43   Vice President and Treasurer
Granville E. Conway         69   Director
Michael E. Gellert          64   Director
Robert J. Pierot            66   Director
Stephen Stamas              65   Director
Pierre de Demandolx         55   Director
Richard M. Fairbanks III    55   Director

   Charles Fabrikant has been Chairman of the Board and Chief Executive Officer of SEACOR since December 1989, and has served as a director of SEACOR's subsidiaries since December 1989. He has been President of SEACOR since October 1992. For more than the past five years, Mr. Fabrikant has been the Chairman of the Board and Chief Executive Officer of SCF Corporation ("SCF") and President of Fabrikant International Corporation ("FIC"), each a privately owned corporation engaged in marine operations and investments. Since January 1992, Mr. Fabrikant has been Chairman of the Board of NRC. Since December 1993, Mr. Fabrikant has been a director of SEAFISH Ltd. Each of SCF and FIC may be deemed to be an affiliate of the Company. Mr. Fabrikant is a licensed attorney admitted to practice in the State of New York and in the District of Columbia.

   Randall Blank has been Executive Vice President and Chief Financial Officer of SEACOR since December 1989 and has been the Secretary since October 1992. Since June 1994, Mr. Blank has been Chief Financial Officer and Vice President of NRC. From December 1989 to October 1992, Mr. Blank was Treasurer of SEACOR. In addition, Mr. Blank has been a director of certain of the Company's subsidiaries since January 1990 and, since December 1993, he has been a director of SEAFISH. Since 1986, Mr. Blank has served as President and Chief Operating Officer of SCF.

   Milton Rose has been Vice President of SEACOR and President and Chief Operating Officer of SEACOR Marine, Inc. since January 1993. In addition, since January 1993, Mr. Rose has been a director of certain of SEACOR's subsidiaries. Since 1994, he has been a director of one of the companies comprising the TMM Joint Venture. From 1985 to January 1993, Mr. Rose was Vice President-Marine Division for Bay Houston Towing Company. Previously, Mr. Rose served for 12 years as an executive of Zapata Gulf Marine.

   Mark Miller has been Vice President of SEACOR since November 1995, and President and Chief Operating Officer of NRC since November 1992. Since 1992, Mr. Miller has been a director of certain of NRC's subsidiaries. From 1988 to 1991, Mr. Miller was the Director of Operations for MEG, an environmental services contractor. Previously, Mr. Miller served for five years as a marine insurance executive at McDonough and Caperton Insurance Group with assignments in London, New York and West Virginia.

   Timothy McKeand has been Vice President of SEACOR since March 1990 and, since January 1990, has been Vice President and a director of certain of SEACOR's subsidiaries which are active in domestic operations. From June 1989 until December 1989, Mr. McKeand was Division Vice President of the U.S. Gulf of Mexico operations of Nicor Marine Inc. ("NMI"). From April 1981 until June 1989, Mr. McKeand was Vice President of Operations of NMI.

   Anthony R. Jones has been Vice President of SEACOR since June 1992 and has been Vice President-Operations of certain of SEACOR's subsidiaries since October 1991. Prior to joining SEACOR in October 1991, Mr. Jones had been Operations Director-North America for Zapata Gulf Marine Corporation since 1988 and Division Manager for that company in the Far East, Europe, West Africa and South America for varied terms since 1976.

   Keith Gregory, except for a three-month period in 1992, has been Vice President of SEACOR since March 1991 and has been Vice President and director of certain of SEACOR's subsidiaries which are active in international operations and special projects since January 1990. Mr. Gregory was employed by NMI in September 1981, and from January 1983 until December 1989, Mr. Gregory was a Vice President of NMI. Prior to joining NMI in 1981, Mr. Gregory had more than seven years of experience in overseas sales and vessel operations with Zapata Marine Services Inc.

   Lenny P. Dantin has been Vice President of SEACOR since March 1991, Treasurer since October 1992, and has been Vice President and the Secretary, Treasurer and a director of certain SEACOR's subsidiaries since January 1990. Also, since 1994, Mr. Dantin has been a director of one of the companies comprising the TMM Joint Venture. From January 1988 until December 1989, Mr. Dantin was a Vice President and the Secretary and Treasurer of NMI. From October 1985 until January 1988, Mr. Dantin was the General Manager of Nicor National Louisiana, Inc., a NMI shipyard affiliate ("NNL"), and from January 1985 until October 1985, Mr. Dantin was the Assistant General Manager of NNL.

   Granville E. Conway is President and Chief Executive Officer of Cosmopolitan Shipping Co. Inc. ("Cosmopolitan"). Mr. Conway has been employed by Cosmopolitan since March 1950 and is a graduate of the U.S. Merchant Marine Academy. Mr. Conway was President of the Company from December 1989 to October 1992. Since January 1992, Mr. Conway has been a director of NRC. Mr. Conway has been a director of SEACOR since December 1989.

   Michael E. Gellert is one of two general partners of Windcrest Partners, L.P., a New York limited partnership. Mr. Gellert has been a director of SCF since 1984 and is currently a director of the following public corporations:
Premier Parks Inc., Devon Energy Corp., The Harvey Group Inc., Humana Inc., and Regal Cinemas, Inc. Since January 1992, Mr. Gellert has been a director of NRC. Mr. Gellert has been a director of SEACOR since December 1989.

   Robert J. Pierot is President of Pier Shipping Corp., a private corporation engaged in debt and equity investments. Mr. Pierot was President of Jacq. Pierot Jr. & Sons, Inc., a private corporation engaged in marine brokerage and marine appraisals, until 1987. Mr. Pierot also serves as Assistant Secretary of Pierot Enterprises, Inc., a closely held corporation engaged in marine and other investments. Until 1994, Mr. Pierot was a member of the Board of Advisors of Nedship International, Inc., a wholly owned subsidiary of Nederlandse Scheepshypoteekbank N.V. Mr. Pierot has been a director of SEACOR since December 1989.

   Stephen Stamas was an employee of Exxon Corporation from February 1960 until August 1986, where he served in a number of financial, corporate and public affairs positions. He retired from Exxon as a Vice President. He is currently Chairman of the New York Philharmonic and serves on the boards of Lincoln Center for the Performing Arts, Rockefeller University and the American Assembly at Columbia University. He is also currently a director of BNY Hamilton Funds, Inc. Mr. Stamas has been a director of SEACOR since December 1992.

   Pierre de Demandolx is a Director of CNN, a Paris based public company belonging to Worms & Cie and President of Heli-Union, a wholly owned subsidiary of CNN. He was also Chairman of FISH, a position which he held from 1986 to 1996. Mr. de Demandolx joined Worms & Cie in 1984, holding various positions in the shipping division. From 1976 to 1983, he was Chief Executive Officer of the French Shipowners Association. Since December 1993, he has also served as Chairman of the Board of SEAFISH Ltd. Mr. Demandolx has been a director of SEACOR since December 1993.

   Richard M. Fairbanks III is currently Managing Director for Domestic and International Issues at the Center for Strategic and International Studies in Washington, D.C. From February 1992 until March 1994, he was Senior Counsel in the Washington, D.C. office of Paul, Hastings, Janofsky & Walker (a law partnership). From September 1985 to February 1992, he was Managing Partner of that office. Mr. Fairbanks is also a director and a member of the audit and finance committees of Hercules Incorporated. He formerly served as an Ambassador-at-Large for the United States and was International Chairman of the Pacific Economic Cooperation Council. Mr. Fairbanks is admitted to practice law in the District of Columbia and before the United States Supreme Court. Mr. Fairbanks has been a director of SEACOR since April 1994.

                             SELLING STOCKHOLDERS

   The table below sets forth certain information regarding the beneficial ownership of Common Stock by each Selling Stockholder prior to the Offering and as adjusted to give effect to the consummation of the Offering. See "Underwriting."

                                        BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                         AT JUNE 4, 1996(1)                         AFTER OFFERING(2)
                                      -----------------------                   -----------------------
                                                                   NUMBER OF
                                                                SHARES COVERED
                                        NUMBER OF   PERCENT OF      BY THIS       NUMBER OF   PERCENT OF
SELLING STOCKHOLDERS                     SHARES       CLASS       PROSPECTUS       SHARES       CLASS
- ------------------------------------  -----------  ----------  ---------------  -----------  ----------
Compagnie Nationale de Navigation(3)
 50 Boulevard Haussmann
 Paris, France 75009 ................    616,598       7.07%        616,598             --        --%
Coastal Refining & Marketing, Inc.  .    155,757       1.82%        155,757             --        --%
Charles Fabrikant(4)
 c/o SEACOR Holdings, Inc.
 11200 Westheimer
 Suite 850
 Houston, TX 77042 ..................    605,333        6.95         50,000        555,333        5.78
Donald Toenshoff
 39 Wood Land Road
 Miller Place, NY 11789 .............     10,391          *           5,000          5,391        *
Alvin Wood
 c/o National Response Corporation
 2203 Timberloch Place
 Suite 234
 The Woodlands, TX 77380 ............      5,195          *           2,961          2,234        *
Granville Conway(5)
 c/o SEACOR Holdings, Inc.
 11200 Westheimer
 Suite 850
 Houston, TX 77042 ..................    140,328       1.64%         15,000        125,328        1.32


- ------------

*      Less than 1.0%

(1) The information contained in the table above reflects "beneficial" ownership of the Common Stock within the meaning of Rule 13d-3 under the Exchange Act. Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and dispositive power. Beneficial ownership information reflected in the table above includes shares issuable upon the exercise of outstanding stock options and upon conversion from the Company's 6.0% Notes and the 2.5% Notes.

(2) Includes 156,650 shares of Common Stock issuable upon conversion of the 2.5% Notes, but does not include (i) Common Stock to be issued by the Company in connection with the McCall Acquisition and (ii) Common Stock to be issued upon conversion of the 6.0% Notes.

(3) Share ownership information with respect to CNN was derived from CNN's Statement of Beneficial Ownership on Schedule 13D filed with the Commission on March 15, 1996 and includes 156,650 shares of Common Stock issuable upon conversion of the Company's 2.5% Notes. Pierre de Demandolx, a director of the Company, is also a director of CNN. He disclaims beneficial ownership of such shares of Common Stock owned by CNN.

(4) Share ownership information with respect to Mr. Fabrikant was derived from Amendment No. 1 to Mr. Fabrikant's Schedule 13G filed with the Commission on March 12, 1996. Includes 425,907 shares of Common Stock which Mr. Fabrikant may be deemed to own through his interest in, and control of, (i) Fabrikant International Corporation ("FIC"), the record owner of 214,464 shares of Common Stock, (ii) Fabrikant International Profit Sharing Trust (the "Trust"), the record owner of 13,120 shares of Common Stock, and (iii) SCF Corporation ("SCF"), the record owner of 198,323 shares of Common Stock. Mr. Fabrikant is the President of FIC, a beneficiary of Fabrikant International Profit Sharing Trust, and is the Chairman, Chief Executive Officer and a 38% stockholder of SCF. Also includes 100,000 and 40,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Fabrikant on January 5, 1993 and February 8, 1994, respectively, and 11,500 and 2,000 shares of Common Stock received by Mr. Fabrikant as a restricted stock award granted to Mr. Fabrikant on March 14, 1995 and May 7, 1996, respectively. The options may be exercised in full or in part at any time prior to January 5, 2003 and February 8, 2004, respectively, and the restricted stock vests in three equal and consecutive installments, commencing on March 14, 1996 and January 31, 1997, respectively.

(5) Does not include (i) an aggregate of 37,531 shares of Common Stock owned by Mr. Conway's two sons, G. Todd Conway and Bradley L. Conway (neither of whom are minors or reside with Mr. Conway), and (ii) 198,323 shares of Common Stock owned by SCF, in which Mr. Conway owns an approximate 5.5% equity interest, as to which Mr. Conway, in each case, disclaims beneficial ownership. Mr. Conway is a director of SEACOR.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an Underwriting Agreement dated June , 1996 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation, Salomon Brothers Inc and Wasserstein Perella Securities, Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                              NUMBER OF
             UNDERWRITER                       SHARES
- -----------------------------------------  -------------
CS First Boston Corporation ..............
Salomon Brothers Inc .....................
Wasserstein Perella Securities, Inc.  ....
   Total .................................


   The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

   The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 239,297 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

   The Company has been advised by the Representatives that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $ per share, and the Underwriters and such dealers may allow a discount of $ per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

   The Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to (other than a registration statement required to be filed by the Company pursuant to the McCall Acquisition), any additional shares of its Common Stock or any securities convertible into, or exchangeable or exercisable for, any shares of its Common Stock without the prior written consent of CS First Boston Corporation for a period of 120 days after the date of this Prospectus; provided, however, that (i) the Company may issue and sell Common Stock pursuant to any employee stock option plan, stock ownership plan or dividend reinvestment plan in effect on the date of this Prospectus, (ii) the Company may issue Common Stock issuable upon the conversion of securities or the exercise of warrants outstanding on the date of this Prospectus and (iii) the Company may issue shares of Common Stock as consideration to any seller of assets or stock that the Company or any of its subsidiaries is acquiring, provided that the holder of such shares of Common Stock contemporaneously with such issuance enters into an agreement with the Representatives to be bound by the foregoing 120-day restriction. Furthermore, the Selling Stockholders, all directors and executive officers of the Company and certain significant stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock (other than shares of Common Stock offered hereby or shares of Common Stock disposed of as bona fide gifts) or any securities convertible into, or exchangeable or exercisable for, any shares of Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of CS First Boston Corporation for a period of 120 days from the date of this Prospectus.

   In connection with this offering, CS First Boston Corporation and certain of the Underwriters and selling group members (if any) and their respective affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during a period before commencement of offers or sales of the shares offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such.

   The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

                                LEGAL MATTERS

   The legality of the shares of Common Stock offered hereby is being passed upon for the Company by Weil, Gotshal & Manges LLP (a partnership including professional corporations), New York, New York. Certain legal matters in connection with the sale of the shares of Common Stock offered hereby are being passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                   EXPERTS

   The audited consolidated financial statements of the Company and the combined financial statements of the McCall Affiliated Companies included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement (referred to under "Available Information") of which this Prospectus forms a part have been audited, and the pro forma financial information for the year ended December 31, 1995, included in this Prospectus, has been examined, by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference, as applicable, in this Prospectus in reliance upon the authority of such firm as experts in accounting and auditing. In its report on the Company for 1995, Arthur Andersen LLP states that with respect to certain subsidiaries, its opinion is based on the report of other independent public accountants, namely Coopers & Lybrand L.L.P. The financial statements referred to above have been included herein in reliance upon the authority of that firm as an expert in giving such report.

   With respect to the unaudited interim financial information of the Company and the McCall Affiliated Companies as of March 31, 1996 and 1995 and for the three month periods then ended and the unaudited pro forma financial information as of March 31, 1996, and for the three month period then ended, which are included in this Prospectus, Arthur Andersen LLP have applied limited procedures in accordance with professional standards for reviews of such information. However, their separate reports, state that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance of their reports on such information should be restricted in view of the limited scope of the review procedures applied. Arthur Andersen LLP is not subject to the liability provisions of Section 11 of the Securities Act with respect to such unaudited interim financial information or such pro forma financial information because those reports are not a "report" or an integral "part" of a registration statement prepared or certified by such independent auditors within the meaning of Sections 7 and 11 of the Securities Act.

   The audited consolidated financial statements of NRC Holdings and subsidiaries (and their respective successors) incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, and the audited financial statements of John E. Graham & Sons and Offshore Trawlers, Inc. and Subsidiaries incorporated by reference in this Prospectus have been audited by Dudley, Ruland & Chateau P.C. and are incorporated by reference in this Prospectus, in each case, in reliance on the report of that firm, given on the authority of that firm as experts in accounting and auditing.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. Copies of such reports, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also are available for inspection at the Commission's regional offices located at 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information may also be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

   The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement, or other document referred to are not necessarily complete and, with respect to each such contract, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the Commission and the offices of the Nasdaq National Market referred to above.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-20904) are incorporated by reference in this
Prospectus:

       (1) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1995 filed by the Company with the Commission on March 15, 1996;

       (2) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1996 filed by the Company with the Commission on May 15, 1996;

       (3) The Company's Current Report on Form 8-K dated May 31, 1996 and filed with the Commission on June 7, 1996; and

       (4) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on November 30, 1992, including any amendment or report filed for the purposes of updating such description.

   All reports and other documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   This Prospectus, which is included in and forms an integral part of the Registration Statement, incorporates certain documents by reference which are not presented herein or delivered herewith. Copies of any such documents, other than exhibits to such documents which are not specifically incorporated by reference therein, are available without charge to any person, including any beneficial owner of Common Stock to whom this Prospectus is delivered, upon written or oral request to SEACOR Holdings, Inc., 1370 Avenue of the Americas, 25th Floor, New York, New York 10019,
Attention: Secretary; Telephone (212) 307-6633.

               LIMITATION ON FOREIGN OWNERSHIP OF COMMON STOCK

   The shares of Common Stock offered hereby are subject to limitations on foreign ownership and as a condition to the receipt of Common Stock hereof, holders will be required to furnish certification as to, and under certain circumstances, additional proof of their citizenship. In addition, a foreign person, by reason of such limitations, may have to purchase a lesser number of shares of Common Stock hereunder. See "Risk Factors -- Limitation on Foreign Ownership of Common Stock."

                     GLOSSARY OF SELECTED INDUSTRY TERMS

   ANCHOR HANDLING TOWING SUPPLY VESSELS. Anchor handling towing supply vessels are equipped with winches capable of towing drilling rigs and lifting and positioning their anchors and other marine equipment. They range in size and capacity and are usually characterized in terms of horsepower and towing capacity. For Gulf of Mexico service, anchor handling towing supply vessels typically require 6,000 horsepower or more to position and service semi-submersible rigs drilling in deep water areas.

   BAREBOAT CHARTER. This is a lease arrangement under which the lessee (charterer) is responsible for all crewing, insurance and operating expenses, as well as the payment of bareboat charter hire to the vessel owner.

   CREW BOATS. Crew boats transport personnel and cargo to and from production platforms and rigs. Older crew boats, early 1980's built, are generally 100 to 110 ft. in length and are generally designed for speed to transport personnel. Newer crew boat designs are generally larger, 130 to 160 ft. in length, and have greater cargo carrying capacities. They are used primarily to transport cargo on a time sensitive basis.

   FREIGHT VESSELS. Freight vessels have a substantial amount of clear deck space for cargo and adequate stability to handle tiers of containers or overdimensional cargo. Speed and fuel consumption are also important factors in this vessel category.

   LINE HANDLING VESSELS. Line handling vessels are outfitted with special equipment to assist tankers while they are loading at single buoy moorings. They have a high degree of maneuverability, are well-fendered and include pollution dispersal capability.

   OIL SPILL RESPONSE VESSELS. Oil spill response vessels are specially equipped to respond to oil spill emergencies, and are certified as such by the U.S. Coast Guard.

   OVERALL UTILIZATION. For any vessel with respect to any period, the ratio of aggregate number of days worked by such vessel to total calendar days available during such period.

   PROJECT AND GEOPHYSICAL VESSELS. These vessels generally have special features to meet the requirements of specific jobs. The special features include large deck spaces, high electrical generating capacities, slow controlled speed and unique thrusters, extra berthing facilities, and long range capabilities. These vessels are primarily used for well stimulation and for the deployment of seismic data gathering equipment.

   RATE PER DAY WORKED. For any vessel with respect to any period, the ratio of total charter revenue of such vessel to the aggregate number of days worked of such vessel for such period.

   STANDBY SAFETY VESSELS. Standby safety vessels operate in the U.K. sector of the North Sea. They typically remain on station to provide a safety backup to offshore rigs and production facilities, carry special equipment to rescue personnel, are equipped to provide first aid and shelter and, in some cases, also function as supply vessels.

   SUPPLY VESSELS. Supply vessels serve drilling and production facilities and support offshore construction and maintenance work. They are differentiated from other vessels by cargo flexibility and capacity. The size of a vessel typically determines deck capacity, although vessels constructed after 1979 with exhaust stacks forward have better configurations for cargo stowage and handling. In addition to deck cargo, such as pipe or drummed materials on pallets, supply vessels transport liquid mud, potable and drill water, diesel fuel and dry bulk cement. Generally, customers prefer vessels with large liquid mud and bulk cement capacity and large areas of clear deck space. For certain jobs, other characteristics such as maneuverability, fuel efficiency or firefighting capability may also be important.

   TOWING SUPPLY VESSELS. These vessels perform the same functions as supply vessels but are equipped with more powerful engines (3,000 to 5,000 horsepower) and towing winches, giving them the added capability to perform general towing duties, buoy setting and limited anchor handling work. Towing supply vessels are primarily used in international operations, which require the additional versatility that these vessels offer relative to supply vessels.

   UTILITY VESSELS. These vessels provide service to offshore production facilities and also support offshore maintenance and construction work. Their capabilities include the transportation of fuel, water, deck cargo, and personnel. They range in length from 96 feet to 135 feet and can, depending on the vessel design, have enhanced features such as firefighting and pollution response capabilities.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                      PAGE
                                                                                   --------
FINANCIAL STATEMENTS:
SEACOR Holdings, Inc.
Report of Independent Public Accountants .........................................     F-2
Consolidated Balance Sheets -- December 31, 1995 and 1994 ........................     F-3
Consolidated Statements of Income for each of the three years ended
 December 31, 1995 ...............................................................     F-4
Consolidated Statements of Changes in Equity for each of the three years ended
 December 31, 1995 ...............................................................     F-5
Consolidated Statements of Cash Flows for each of the three years ended
 December 31, 1995 ...............................................................     F-6
Notes to Consolidated Financial Statements .......................................     F-7
Review Report of Independent Public Accountants ..................................    F-27
Condensed Consolidated Balance Sheet -- March 31, 1996 ...........................    F-28
Condensed Consolidated Statements of Operations for the three months ended
 March 31, 1996 and 1995 .........................................................    F-29
Condensed Consolidated Statements of Cash Flows for the three months ended
 March 31, 1996 and 1995 .........................................................    F-30
Notes to Condensed Consolidated Financial Statements .............................    F-31
McCall Affiliated Companies
Report of Independent Accountants ................................................    F-33
Combined Balance Sheet -- December 31, 1995 ......................................    F-34
Combined Statements of Operations and Retained Earning for the year ended
 December 31, 1995 ...............................................................    F-35
Combined Statement of Cash Flows for the year ended December 31, 1995  ...........    F-36
Notes to Combined Financial Statements ...........................................    F-37
Review Report of Independent Public Accountants ..................................    F-42
Condensed Combined Balance Sheet -- March 31, 1996 ...............................    F-43
Condensed Combined Statement of Operations for the three months ended
 March 31, 1996 and 1995 .........................................................    F-44
Condensed Combined Statement of Cash Flows for the three months ended
 March 31, 1996 and 1995 .........................................................    F-45
Notes to Condensed Combined Financial Statements .................................    F-46

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SEACOR Holdings, Inc.:

   We have audited the accompanying consolidated balance sheets of SEACOR Holdings, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CRN Holdings Inc. and subsidiaries, which statements reflect total assets and total revenues of 10 percent and 20 percent, respectively, in 1995 of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

   In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of SEACOR Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                               Arthur Andersen LLP
New Orleans, Louisiana,
February 20, 1996

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                          DECEMBER 31, 1995 AND 1994
                      (IN THOUSANDS, EXCEPT SHARE DATA)

                                 ASSETS                                     1995         1994
                                                                        -----------  -----------
Current Assets:
 Cash and temporary cash investments, including restricted cash of
 $305  in 1994 ........................................................   $ 24,637     $ 41,135
 Trade and other receivables, net of allowance for doubtful accounts
 of  $380 and $108, respectively ......................................     29,584       10,992
 Affiliate receivables ................................................        872        2,594
 Inventories ..........................................................      1,572          577
 Prepaid expenses and other ...........................................      2,254          494
                                                                        -----------  -----------
    Total current assets ..............................................     58,919       55,792
                                                                        -----------  -----------
Investments in and Receivables from 50% or Less Owned Companies, at
 Equity ...............................................................      6,647        6,137
                                                                        -----------  -----------
Property and Equipment:
 Vessels and equipment ................................................    279,879      176,160
 Other ................................................................      9,181        2,335
                                                                        -----------  -----------
                                                                           289,060      178,495
 Less-accumulated depreciation ........................................     54,365       41,055
                                                                        -----------  -----------
                                                                           234,695      137,440
                                                                        -----------  -----------
Other Assets ..........................................................     12,930        2,428
                                                                        -----------  -----------
                                                                         $ 313,191    $ 201,797
                                                                        ===========  ===========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Current portion of long-term debt ....................................   $  2,333     $  5,132
 Accounts payable -- trade ............................................      7,219        2,906
 Accounts payable -- affiliates .......................................        204          396
 Accrued insurance ....................................................        975          885
 Accrued wages ........................................................        931          263
 Accrued income taxes .................................................      1,365          498
 Other current liabilities ............................................      3,708        2,105
                                                                        -----------  -----------
    Total current liabilities .........................................     16,735       12,185
                                                                        -----------  -----------
Long-Term Debt ........................................................    106,626       73,092
Deferred Income Taxes .................................................     29,685       27,664
Deferred Gain and Other Liabilities ...................................      2,484        1,733
Minority Interest in Subsidiary .......................................        937        1,279
Stockholders' Equity:
 Common stock, $.01 par value, 20,000,000 shares authorized; 8,568,343 and 5,891,573 shares issued and 8,512,575 and 5,835,805 shares
  outstanding in 1995 and 1994, respectively ..........................         86           59
 Additional paid-in capital ...........................................    127,300       66,306
 Retained earnings ....................................................     31,142       20,916
 Less 55,768 shares held in treasury, at cost .........................       (576)        (576)
 Unamortized restricted stock .........................................       (159)          --
 Currency translation adjustments .....................................     (1,069)        (861)
                                                                        -----------  -----------
    Total stockholders' equity ........................................    156,724       85,844
                                                                        -----------  -----------
                                                                         $ 313,191    $201,797
                                                                        ===========  ===========

  The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME
            FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                      (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      1995         1994         1993
                                                                  -----------  -----------  -----------
Operating Revenue:
 Marine .........................................................  $   84,504   $   74,366   $   73,720
 Environmental --
  Oil spill response ............................................       8,927           --           --
  Retainer and other services ...................................      12,838           --           --
                                                                  -----------  -----------  -----------
                                                                      106,269       74,366       73,720
                                                                  -----------  -----------  -----------
Costs and Expenses:
 Cost of spill response .........................................       7,643           --           --
 Operating expenses --
  Marine ........................................................      50,690       42,066       41,718
  Environmental .................................................       4,580           --           --
 Administrative and general .....................................      12,908        6,149        6,097
 Depreciation and amortization ..................................      16,740       11,983       10,006
                                                                  -----------  -----------  -----------
                                                                       92,561       60,198       57,821
                                                                  -----------  -----------  -----------
Operating Income ................................................      13,708       14,168       15,899
                                                                  -----------  -----------  -----------
Other Income (Expense):
 Interest income ................................................       2,296        1,822        1,010
 Other ..........................................................         667         (267)         116
 Gain/(loss) from equipment sales or retirements ................       3,765         (316)          (8)
 Interest expense ...............................................      (6,486)      (5,159)      (4,359)
                                                                  -----------  -----------  -----------
                                                                          242       (3,920)      (3,241)
                                                                  -----------  -----------  -----------
Income Before Income Taxes, Minority Interest, Equity in
 Earnings of 50% or Less Owned Companies, and Extraordinary Item       13,950       10,248       12,658
                                                                  -----------  -----------  -----------
Income Tax Expense (Benefit):
 Current ........................................................       4,252        3,653        3,376
 Deferred .......................................................         606         (152)       1,015
                                                                  -----------  -----------  -----------
                                                                        4,858        3,501        4,391
                                                                  -----------  -----------  -----------
Income Before Minority Interest, Equity in Earnings of 50%
 or Less Owned Companies, and Extraordinary Item ................       9,092        6,747        8,267
Minority Interest in (Income) Loss of Subsidiary ................         321          184          (51)
Equity in Net Earnings of 50% or Less Owned Companies  ..........         813          975          287
                                                                  -----------  -----------  -----------
Income Before Extraordinary Item ................................      10,226        7,906        8,503
Extraordinary Item -- Loss on Extinguishment of Debt  ...........          --           --       (1,093)
                                                                  -----------  -----------  -----------
Net Income ......................................................  $   10,226   $    7,906   $    7,410
                                                                  -----------  -----------  -----------
Earnings (Loss) Per Common Share -- Assuming No Dilution:
  Income before extraordinary item ..............................  $     1.64   $     1.35   $     1.46
  Extraordinary item ............................................          --           --        (0.19)
                                                                  -----------  -----------  -----------
  Net income ....................................................  $     1.64   $     1.35   $     1.27
                                                                  ===========  ===========  ===========
Earnings (Loss) Per Common Share -- Assuming Full Dilution:
  Income before extraordinary item ..............................  $     1.44   $     1.24   $     1.36
  Extraordinary item ............................................          --           --        (0.15)
                                                                  -----------  -----------  -----------
  Net income ....................................................  $     1.44   $     1.24   $     1.21
                                                                  ===========  ===========  ===========
Weighted Average Common Shares:
 Assuming no dilution ...........................................   6,240,780    5,835,805    5,821,147
 Assuming full dilution .........................................   8,725,782    8,318,994    7,060,174

  The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                                (IN THOUSANDS)

                                                  ADDITIONAL                            UNAMORTIZED     CURRENCY
                                        COMMON     PAID-IN      RETAINED    TREASURY    RESTRICTED     TRANSLATION
                                        STOCK      CAPITAL      EARNINGS     STOCK         STOCK       ADJUSTMENTS
                                      --------  ------------  ----------  ----------  -------------  -------------
1995
- ------------------------------------
Balance, December 31, 1994 ..........    $59       $ 66,306     $ 20,916     $(576)        $  --         $  (861)
Add   -- Issuance of common stock:
        NRC Merger ..................      3          5,704          --         --            --              --
        CNN Acquisition .............      5         11,295          --         --            --              --
        Public Offering .............     16         36,926          --         --            --              --
        Coastal/Phibro Transaction  .      3          7,497          --         --            --              --
     -- Issuance of restricted stock      --            216          --         --          (216)             --
     -- Amortization of restricted
         stock ......................     --             --          --         --            57              --
     -- Net income for the year
         ended December 31, 1995  ...     --             --      10,226         --            --              --
     -- Net currency translation
         adjustments ................     --             --          --         --            --            (208)
Deduct -- Public offering costs  ....     --           (644)         --         --            --              --
                                      --------  ------------  ----------  ----------  -------------  -------------
Balance, December 31, 1995 ..........    $86       $127,300     $ 31,142     $(576)        $(159)        $(1,069)
                                      ========  ============  ==========  ==========  =============  =============
1994
- ------------------------------------
Balance, December 31, 1993 ..........    $59       $ 66,306     $ 13,010     $(576)        $  --         $(2,484)
Add   -- Net income for the year
          ended December 31, 1994  ..     --             --        7,906        --            --              --
     -- Net currency translation
         adjustments ................     --             --          --         --            --           1,623
                                      --------  ------------  ----------  ----------  -------------  -------------
Balance, December 31, 1994 ..........    $59       $ 66,306     $ 20,916     $(576)        $  --         $  (861)
                                      ========  ============  ==========  ==========  =============  =============
1993
- ------------------------------------
Balance, December 31, 1992 ..........    $58       $ 64,432     $  5,600     $(576)        $  --         $(2,388)
Add   -- Issue of common stock to
          acquire vessels ...........      1          1,874          --         --            --              --
    -- Net income for the year
        ended December 31, 1993  ....     --             --        7,410        --            --              --
Deduct -- Net currency translation
           adjustments ..............     --             --          --         --            --             (96)
                                      --------  ------------  ----------  ----------  -------------  -------------
Balance, December 31, 1993 ..........    $59       $ 66,306     $ 13,010     $(576)        $  --         $(2,484)
                                      ========  ============  ==========  ==========  =============  =============

  The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                                (IN THOUSANDS)

                                                                        1995       1994        1993
                                                                    ----------  ---------  ----------
Cash Flows from Operating Activities:
 Net income .......................................................   $ 10,226   $  7,906   $   7,410
 Depreciation and amortization ....................................     16,740     11,983      10,006
 Mobilization amortization ........................................         44        415         953
 Restricted stock amortization ....................................         57         --          --
 Bad debt expense .................................................        100         98          20
 Debt discount amortization .......................................        277        309          97
 Deferred income taxes ............................................        606       (152)      1,015
 Equity in net earnings of 50% or less owned companies  ...........       (813)      (975)       (287)
 Extraordinary loss, extinguishment of debt .......................         --         --       1,093
 Gain on purchase of 6% Convertible Subordinated Notes  ...........       (199)        --          --
 (Gain)/loss from equipment sales or retirements ..................     (3,765)       316           8
 Minority interest in income (loss) of subsidiary .................       (321)      (184)         51
 Other ............................................................         31        176          19
 Changes in operating assets and liabilities -- ...................
  Decrease in restricted cash .....................................        308         87         293
  (Increase) decrease in receivables ..............................    (13,992)        17      (3,756)
  (Increase) in inventories .......................................        (49)      (255)       (132)
  (Increase) in prepaid expenses and other assets .................       (908)      (385)       (164)
  Increase (decrease) in payables and accrued and other
 liabilities ......................................................         29     (1,572)      3,124
                                                                    ----------  ---------  ----------
   Net cash provided by operations ................................      8,371     17,784      19,750
                                                                    ----------  ---------  ----------
Cash Flows from Investing Activities:
 Purchases of property and equipment ..............................    (12,777)    (1,766)    (24,112)
 Proceeds from the sale of marine vessels and equipment  ..........      7,407         --          23
 Investments in and advances to 50% or less owned companies  ......     (1,165)    (1,342)        (89)
 Principal payments on notes due from 50% or less owned  companies         431         --          --
 Principal payments received under a sale-type lease  .............        117         --          --
 Cash acquired in NRC Merger ......................................      2,176         --          --
 Acquisition of John E. Graham & Sons .............................    (73,463)        --          --
                                                                    ----------  ---------  ----------
   Net cash (used in) investing activities ........................    (77,274)    (3,108)    (24,178)
                                                                    ----------  ---------  ----------
Cash Flows from Financing Activities:
 Payments of long-term debt .......................................    (64,823)    (5,317)    (34,601)
 Proceeds from issuance of long-term debt .........................     85,000         --          --
 Net proceeds from sale of common stock ...........................     36,298         --          --
 Payment of initial public offering costs .........................         --         --        (155)
 Purchase of 6% Convertible Subordinated Notes ....................     (1,980)        --          --
 Debt issue cost, Den norske Bank ASA, revolving credit facility  .       (667)        --          --
 Payment of debt extinguishment costs .............................         --         --        (519)
 Payments on capital lease obligation .............................     (1,037)        --          --
 Net proceeds from sale of 6% Convertible Subordinated Notes  .....         --         --      55,324
                                                                    ----------  ---------  ----------
   Net cash provided by (used in) financing activities  ...........     52,791     (5,317)     20,049
                                                                    ----------  ---------  ----------
Effects of Exchange Rate Changes on Cash and Cash Equivalents  ....        (81)       130         (80)
                                                                    ----------  ---------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents  .............    (16,193)     9,489      15,541
Cash and Cash Equivalents, beginning of period ....................     40,830     31,341      15,800
                                                                    ----------  ---------  ----------
Cash and Cash Equivalents, end of period ..........................   $ 24,637    $40,830    $ 31,341
                                                                    ==========  =========  ==========

  The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES:

NATURE OF OPERATIONS --

   SEACOR Holdings, Inc. ("SEACOR") and its subsidiaries (the "Company") furnish vessel support in the offshore oil and gas exploration and production industry and provide contractual oil spill response and related services to companies who store, transport, produce, or handle petroleum and certain non-petroleum oils as required by the Oil Pollution Act of 1990 ("OPA 90"). The Company operates principally in the United States, offshore West Africa, the North Sea and Mexico.

BASIS OF CONSOLIDATION --

   The consolidated financial statements include the accounts of SEACOR and its subsidiaries, all of which are wholly owned by SEACOR, except for a 9% minority interest in a subsidiary that owns 11 vessels and bareboat charters-in one vessel which operate in the North Sea and U.S. Gulf of Mexico. The equity method of accounting is used by the Company when it has a 20% to 50% ownership interest in the voting stock of other companies and the ability to exercise significant influence over their operating and financial policies. The investments in 50% or less owned companies are carried at cost, adjusted for the Company's equity in their undistributed earnings. All significant intercompany accounts and transactions between the Company and its majority and wholly owned subsidiaries have been eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND TEMPORARY CASH INVESTMENTS --

   For purposes of the Consolidated Statements of Cash Flows, cash equivalents refer to securities with original maturities of three months or less.

ACCOUNTS RECEIVABLE --

   Customers of vessel support services are primarily major and large independent oil and gas exploration and production companies; whereas, customers of oil spill response services include tank vessel owner/operators, refiners, terminals, exploration and production facilities and pipeline operators. The Company's customers are granted credit on a short-term basis and related credit risks are considered minimal.

INVENTORIES --

   Inventories consist of vessel spare parts, fuel, and supplies that are recorded at cost and charged to vessel expenses as consumed.

PROPERTY AND EQUIPMENT --

   Property and equipment are recorded at historical cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight line method for financial reporting purposes. Maintenance and repair costs, including routine drydock inspections on vessels in accordance with maritime regulations, are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of vessels and major renewals or improvements to other properties are capitalized.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES:  (Continued)

    Vessels and related equipment are depreciated over 20 -- 25 years; all other property and equipment are depreciated and amortized over two to ten years.

OTHER ASSETS --

   Other assets include the following for the years ended December 31, 1995 and 1994, in thousands of dollars:

                                                                                1995      1994
                                                                             ---------  -------
Goodwill, net of accumulated amortization of $167 in 1995 (see Note 4 and
 7) ........................................................................   $ 7,837   $   --
Sale-type lease (see Note 12) ..............................................     2,543       --
Debt issue costs, net of accumulated amortization of $558 in 1995 and $643
 in 1994 ...................................................................     2,214    1,994
Other ......................................................................       336      434
                                                                             ---------  -------
                                                                               $12,930   $2,428
                                                                             =========  =======

   Goodwill reflects the excess of cost over the estimated fair value of the net assets acquired upon the merger of NRC Holdings, Inc. ("NRC Holdings") with and into a subsidiary of SEACOR (see Note 4) and the excess of the value of SEACOR's common stock issued in connection with the cancellation of two customers' options to acquire up to 40% of a subsidiary's common stock over the previously recorded carrying value of those options (see Note 7). Goodwill is being amortized on a straight line basis over its estimated useful life of 20 years.

   Deferred debt issue costs relate primarily to the Company's sale of 6% Convertible Subordinated Notes ("6% Notes") in July 1993 and the establishment of an $85,000,000 revolving credit loan facility (the "DnB Facility") with Den norske Bank ASA ("DnB") in September 1995 at a cost of $667,000. Debt issue costs are being amortized on a straight line basis over the life of the related debt, ranging from five to ten years.

   Combined deferred charge amortization expense was $729,000, $769,000 and $1,430,000 for the years ended December 31, 1995, 1994, and 1993. A significant amount of previously deferred mobilization costs was amortized to expense in 1993 but declined in 1994 and 1995. The Company's policy has been to defer any significant costs to relocate vessels in association with long-term charters (i.e., charters having a term of one year or more at inception) in which the term charter rates are adequate to recover the mobilization expenses. These deferred mobilization costs are typically amortized to expense over the primary term of the related charter contracts.

INCOME TAXES --

   Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, the financial accounting and reporting standard for income taxes. This standard superseded SFAS No. 96 which had been previously adopted by the Company. There was no significant effect on the Company's financial condition or results of operations caused by the adoption of the new standard.

   Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the difference between assets and liabilities reported in the tax return and financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES:  (Continued)

FOREIGN CURRENCY TRANSLATION --

   The assets, liabilities and results of operations of certain SEACOR subsidiaries are measured using the currency of the primary foreign economic environment within which they operate, their functional currency. For purpose of consolidating these subsidiaries with SEACOR, the assets and liabilities of these foreign operations are translated to U.S. dollars at currency exchange rates as of the balance sheet date and for revenue and expenses at the weighted average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating these subsidiaries' financial statements are included in stockholders' equity.

   Certain SEACOR subsidiaries also enter into transactions denominated in currencies other than their functional currency. Changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated is included in the determination of net income in the period in which the currency exchange rates change. Foreign currency exchange gains or losses included in determining net income have not been material.

REVENUE RECOGNITION --

   The Company's marine transportation business earns revenue primarily from time or bareboat charter of vessels to customers based upon daily rates of hire. Rates of hire earned under time and bareboat charters vary substantially in direct proportion to the operating expenses incurred in conjunction with each type of charter. Typically, under time charter arrangements, the vessels' operating expenses are the responsibility of the Company; whereas, under bareboat charters, the vessels' operating expenses are paid by the charterer. Vessel charters may range from several days to several years.

   Environmental customers are charged retainer fees for ensuring by contract the availability at predetermined rates of the Company's response services and equipment. Retainer services include employing a staff to supervise response to an oil spill emergency and maintaining specialized equipment, including marine equipment, in a ready state for spill response as contemplated by response plans filed by the Company's customers. Certain vessel owners pay in advance a minimum annual retainer fee based upon the number and size of vessels in each such owner's fleet and in some circumstances pay the Company additional fees based upon the level of each vessel owner's voyage activity in the U.S. The Company recognizes the greater of revenue earned by voyage activity or the portion of the retainer earned in each accounting period. Certain other vessel owners pay a fixed fee for the Company's retainer services and such fee is recognized ratably throughout the year. Facility owners generally pay a quarterly fee based on a formula that defines and measures petroleum products transported to or processed at the facility. Some facility owners pay an annual fixed fee and such fee is recognized ratably throughout the year. Retainer agreements with vessel owners generally range from one to three years while retainer arrangements with facility owners are as long as seven years.

   Spill response revenue is dependent on the magnitude of any one spill response and the number of spill responses within a given fiscal year. Consequently, spill response revenue can vary greatly between comparable periods.

RELIANCE ON FOREIGN OPERATIONS --

   For the years ended December 31, 1995, 1994, and 1993, approximately 37%, 41%, and 51%, respectively, of the Company's offshore marine revenues were derived from foreign operations. The Company's foreign operations are subject to various risks inherent in conducting business in foreign nations. These risks include, among others, political instability, potential vessel seizure, nationalization of assets, currency restrictions and exchange rate fluctuations, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Although,

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES:  (Continued)

historically, the Company's operations have not been affected materially by such conditions or events, it is not possible to predict whether any such conditions or events might develop in the future. The occurrence of any one or more of such conditions or events could have a material adverse effect on the Company's financial condition and results of operations.

EARNINGS PER SHARE --

   Earnings per common share assuming no dilution was computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Shares issuable upon the exercise of stock options were excluded from the computation since the effect of the assumed exercise thereof was not material.

   On July 1, 1993, the Company sold $57,500,000 principal amount 6% Notes, and on December 17, 1993, the Company issued $4,750,000 principal amount 2.5% Convertible Subordinated Notes ("2.5% Notes"). Both note issues are convertible into shares of the Company's common stock at any time prior to maturity. The conversion rates for the 6% Notes and the 2.5% Notes are 39.024 and 32.979 shares, respectively, per $1,000 principal amount of notes. In February 1995, the Company purchased $2,250,000 of the then outstanding $57,500,000 principal amount of its 6% Notes in the open market.

   Earnings per common share assuming full dilution was computed based on the weighted average number of shares issued and outstanding plus the shares that would be outstanding assuming the exercise of all stock options using the treasury stock method and assuming all outstanding convertible subordinated notes were converted to common stock. For computation purposes, income before extraordinary item and net income were adjusted for the interest expense (net of income tax) applicable to the convertible subordinated notes.

RECLASSIFICATIONS --

   Certain reclassifications of prior year information have been made to conform with the current year presentation.

NEW ACCOUNTING STANDARDS --

   In 1995, Statement of Financial Accounting Standards No. 121 --"Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" was issued and require adoption by the Company in fiscal 1996. Management believes that such adoption will not have a material effect on the Company's financial statements taken as a whole.

   Also in 1995, Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" (the "Statement") was issued which establishes, among other things, financial accounting and reporting standards for stock-based employee compensation plans. Entities may either adopt a "fair value based method" of accounting for an employee stock option as defined by the Statement or may continue to use accounting methods as prescribed by APB Opinion No. 25 -- "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in the Statement had been applied. The accounting requirements of the Statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Company expects to continue following APB Opinion No. 25 and make appropriate disclosures in the future in accordance with the Statement.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The estimated fair value amounts of the Company's financial instruments have been determined using available market information and appropriate valuation methodologies. Considerable judgment was

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. FAIR VALUE OF FINANCIAL INSTRUMENTS:  (Continued)

required in developing the estimates of fair value, and accordingly, the estimates presented herein, in thousands of dollars, are not necessarily indicative of the amounts realizable in a current market exchange.

                                                         CARRYING     FAIR
DECEMBER 31, 1995                                         AMOUNT      VALUE
- -----------------------------------------------------  ----------  ---------
Assets:
 Cash and temporary cash investments .................   $ 24,637   $ 24,637
 Notes receivable from 50% or less owned companies  ..      2,902      2,902
Liabilities:
 Long-term debt ......................................    108,959    110,897
 Indebtedness to minority shareholder of a subsidiary       1,010      1,196

   The carrying values of cash and temporary cash investments and notes receivable due from 50% or less owned companies are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt and indebtedness to a minority shareholder of a subsidiary of the Company was determined by discounting the future cash flows using market information as to borrowing rates for debt of similar terms and maturity.

3. POOLING ARRANGEMENTS:

   On December 17, 1993, the Company entered into a pooling arrangement (the "SEAFISH Pool"), effective January 1, 1994, with Compagnie Nationale de Navigation ("CNN"), a French corporation engaged in various sectors of the marine shipping industry, which sold and leased back (bareboat chartered) from the Company ten offshore towing supply vessels. Under the terms of the arrangement, revenue and expenses of certain vessels owned and operated by the Company and certain vessels owned or bareboat chartered and operated by CNN were pooled and the net pool results were shared by both parties equally after giving effect to certain preference payments. Pursuant to an agreement under which the Company acquired additional vessels from CNN, the pooling arrangement and lease back of ten vessels were terminated effective October 1, 1995, (see Note 5).

   SEAFISH Ltd., a Bahamian corporation owned jointly by SEACOR and CNN, was assigned the responsibility to coordinate the activities of all vessels in the SEAFISH Pool. Immediately prior to terminating the SEAFISH Pool, the Company and CNN had 12 and 21 participating vessels, respectively, and at December 31, 1994, the respective count of participating vessels was 11 and
15. For a fee, the Company provided management and accounting services to SEAFISH Ltd. For the years ended December 31, 1995 and 1994, the effect on the Company's revenue from its participation in the SEAFISH Pool was a reduction in revenue of $972,000 and an increase in revenue of $337,000, respectively.

   On January 1, 1995, the SEAVEC Pool commenced operations. The SEAVEC Pool was formed to coordinate the marketing in the North Sea standby market of eleven vessels owned by the Company and five vessels from Toisa Ltd., an unrelated offshore marine transportation and services company. Under the pooling arrangement, operating revenue is pooled and distributed to each company pursuant to a formula derived from the class of vessels each company contributes to the pool. For the year ended December 31, 1995, the effect on the Company's revenue from its participation in the SEAVEC Pool was a reduction in revenue of $313,000. Ten vessels owned by the Company were participating in the Pool at December 31, 1995.

4. NRC MERGER:

   On March 14, 1995, SEACOR acquired the remaining 57.1% of the outstanding common stock of NRC Holdings that it did not already own through a merger (the "NRC Merger") of NRC Holdings with

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NRC MERGER:  (Continued)

and into CRN Holdings Inc. ("CRN"), a wholly owned subsidiary of SEACOR. Following the NRC Merger, the financial condition, results of operations, and cash flows of the newly acquired environmental subsidiaries, primarily operating through the National Response Corporation ("NRC"), were reflected in the Company's consolidated financial statements. Prior to March 14, 1995, the Company reported its equity interest in NRC Holdings as an investment in 50% or less owned company that was accounted for by the equity method.

   CRN, the surviving corporation of the NRC Merger, primarily through its wholly owned subsidiary, NRC, is engaged in the business of responding to marine oil spills and planning for environmental emergencies. SEACOR issued 292,965 shares of its common stock pursuant to the transaction that were valued at $5,707,000. The Company already owned 42.9% of NRC Holdings which was carried on the Company's books at a value net of deferred taxes of $995,000. The purchase method was used to account for this business combination. The excess of cost over estimated fair value of the net assets acquired, including $138,000 in direct costs incurred in conjunction with the transaction, of $3,447,000 will be amortized over 20 years using the straight line method. The estimated fair values of assets and liabilities of NRC Holdings at the date of the NRC Merger are as follows, in thousands of dollars:

 CAPTION                      AMOUNT
- -------------------------  ----------
Current Assets ...........   $  6,008
Property and Equipment  ..     21,219
Capitalized Lease ........      1,807
Other Assets .............        100
Goodwill .................      3,447
Deferred Income Taxes  ...        404
Current Liabilities  .....     (5,741)
Capital Lease Obligations      (1,577)
Bank Loan Payable ........    (12,500)
Deferred Revenue .........     (6,327)
                           ----------
                             $  6,840
                           ==========

   The following unaudited pro forma information has been prepared as if the merger had occurred at the beginning of each of the periods presented, in thousands of dollars, except per share data. This pro forma information has been prepared for comparative purposes only and is not necessarily indicative of what would have occurred had the merger taken place on the dates indicated, nor does it purport to be indicative of the future operating results of the Company. The results of NRC Holdings for the year ended December 31, 1994, were impacted favorably by its involvement in a major oil spill response in San Juan, Puerto Rico. As spill response revenue is dependent on the magnitude of any one spill response and the number of spill responses in a given year, operating results can vary greatly between periods. The favorable effect of the major spill response and its effect on operating results in 1994 is not indicative of a trend or of anticipated results in future periods.

 CAPTION                                       1995        1994
- -----------------------------------------  ----------  ----------
Revenues .................................   $110,345    $114,437
Net Income ...............................   $ 10,378    $  8,652
Earnings Per Share -- Assuming No
 Dilution ................................   $   1.66    $   1.41

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. VESSEL ACQUISITIONS AND DISPOSITIONS:

GRAHAM ACQUISITION --

   On September 15, 1995, the Company acquired substantially all the assets of John E. Graham & Sons and certain of its affiliated companies (collectively, "Graham") for $72,854,000 in cash (the "Graham Acquisition"). The purchased assets included 127 marine vessels used to support the offshore oil and gas exploration and production industry in the U.S. Gulf of Mexico, real estate, capital equipment and inventory associated with the operation of these vessels. The acquisition was financed with $74,000,000 of borrowings under a revolving credit facility entered into with DnB. The difference between the amount borrowed and paid to Graham to acquire the assets was used to defray debt issue and acquisition costs, totaling $1,208,000. Acquisition costs, totaling $609,000, have been allocated to the vessels acquired, and debt issue costs, totaling $599,000, are included in Other Assets.

CNN ACQUISITION --

   On November 14, 1995, the Company acquired three towing supply vessels from CNN and entered into an agreement to acquire two anchor handling towing supply vessels and certain other vessel related assets for aggregate consideration of $21,550,000. Of such consideration, $11,300,000 was paid for by issuing 459,948 shares of SEACOR's common stock to CNN and $10,250,000 was paid for in cash on December 14, 1995 when the two anchor handling towing supply vessels were delivered to the Company (the "CNN Acquisition"). The Company borrowed $11,000,000 from the DnB Facility to finance the cash portion of the consideration and pay acquisition costs. Pursuant to the CNN Acquisition, the Company and CNN agreed to (i) terminate CNN's bareboat charters covering ten vessels owned by the Company, effective October 1, 1995, (ii) terminate the SEAFISH Pooling arrangement, effective October 1, 1995, (iii) the Company's bareboat charter, effective October 1, 1995, of one vessel owned by CNN with an option to purchase, (iv) provide the Company a right of first refusal until December 31, 1999, under which terms CNN shall not sell or transfer all or part of its interest in any of three additional vessels owned by CNN, (v) SEACOR's acquisition of 50% of the outstanding shares of FISH for a cost of $60,000, effective January 1, 1996, (vi) CNN's sale to SEACOR of all CNN's right, title, and interest in and to all of the shares owned by CNN in SEAFISH Ltd. for a purchase price of $5,000, effective January 1, 1996, (vii) reimburse CNN for certain costs associated with CNN's early termination of employment contracts for officers and crews that worked aboard seven of the Company's vessels which were previously bareboat chartered to CNN; at December 31, 1995, the Company recorded a liability of $700,000 regarding these contract termination costs and has included such cost in the purchase price of the five vessels acquired, and (viii) permit Feronia International Shipping S.A. ("FISH"), a French corporation in which the Company and CNN own a 50% interest, to manage, for a fee, the Company's vessels operating offshore West Africa and in the Arabian Gulf and certain other additional vessels owned by CNN.

VESSEL DISPOSITIONS --

   During 1995, the Company sold four supply and six utility vessels that resulted in the recognition of a pre-tax gain, totaling $4,124,000. The gain was offset by a pre-tax loss of $359,000 from the retirement of certain previously capitalized costs relating to a vessel which was withdrawn from standby safety service in the North Sea and relocated to the U.S. Gulf of Mexico for well stimulation service. A pre-tax loss of $316,000 was recorded in 1994 from the retirement of certain previously capitalized costs that also related to a vessel which was withdrawn from standby safety service in the North Sea and relocated to the U.S. Gulf of Mexico for well stimulation service.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 6. INVESTMENTS IN AND RECEIVABLES FROM 50% OR LESS OWNED COMPANIES:

   Investments, carried at equity, consist of the following at December 31, 1995 and 1994:

                                    PERCENT OWNED
                                --------------------
COMPANY                            1995       1994
- ------------------------------  ---------  ---------
SEAFISH Ltd. ..................    50.0%      50.0%
SEAMAC Offshore, L.L.C.  ......    50.0%        --%
NRC Holdings, Inc .............      --%      42.9%
Maritima Mexicana, S.A ........    40.0%      40.0%
SEAMEX International, Ltd.  ...    40.0%      40.0%
West Africa Offshore, Ltd.  ...    40.0%      40.0%

   Until October 1,1995, SEAFISH Ltd. coordinated the activities of certain vessels owned and operated by the Company and certain vessels owned or bareboat chartered and operated by CNN that participated in a pooling arrangement (see Note 3). For purposes of the pooling arrangement, SEAFISH Ltd. acted as a custodian of cash balances relating to the Company's and CNN's pool activities and recorded no revenues or expenses from the pooling arrangement. Therefore, the net pool results were not included in equity in net earnings of 50% or less owned companies. Pursuant to the CNN Acquisition (see Note 5), SEACOR and CNN have agreed to terminate the SEAFISH Pool and SEACOR has agreed to acquire all of CNN's rights, title and interest in and to all of the shares owned by CNN in SEAFISH Ltd. for a purchase price of $5,000, effective January 1, 1996.

   In August 1995, the Company and McCall Support Vessels Inc. ("McCall") organized and formed a Louisiana limited liability company, SEAMAC OFFSHORE, L.L.C. ("SEAMAC") for the primary purpose of acquiring, owning, operating, and managing marine vessels. SEAMAC's two equally participating members are McCall and a wholly owned subsidiary of SEACOR. At December 31, 1995, two crew vessels were bareboat chartered by SEAMAC from corporations affiliated with McCall and were operating in Nigeria. For the year ended December 31, 1995, the Company's equity in a loss of SEAMAC, net of applicable income taxes, was $57,000. At December 31, 1995, SEAMAC had one crew vessel under construction, and subsequent to year end, the members of SEAMAC agreed to construct an additional crew vessel.

   On March 14, 1995, SEACOR acquired the remaining 57.1% of the outstanding common stock of NRC Holdings that it did not already own through a merger of NRC Holdings with and into CRN. Following the NRC Merger, the financial condition, results of operations, and cash flows of the newly acquired environmental subsidiaries, primarily operating through NRC, were reflected in the Company's consolidated financial statements. (see Note 4).

   Until the NRC Merger on March 14, 1995, and during 1994 and 1993, the Company earned operating revenue of $68,000, $347,000 and $174,000, respectively, from NRC. The fees related primarily to capital improvements made by the Company to an owned and operated vessel and certain other expenses incurred in support of NRC's oil spill response activities. In 1994 and until the NRC Merger in 1995, the Company also provided management services to NRC for a fee. The amount previously recorded by the Company as its equity in the earnings of NRC Holdings differed from its 42.9% pro rata share of the company's book value primarily because of the effect of the warrants held by two principal customers to purchase 40% of the common stock of NRC (see Note 7). Equity in earnings of NRC Holdings, Inc. and its subsidiaries, net of applicable income taxes, was $607,000, and $287,000 for the years ended December 31, 1994 and 1993, respectively.

   During 1994, the Company and Transportacion Maritima Mexicana ("TMM") completed their structuring of a joint venture to serve the Mexican offshore market that began in December 1993 (the "TMM Joint Venture"). As part of organizing the TMM Joint Venture, the Company: (i) invested $1,630,000 representing its share of the costs to acquire and improve three vessels,
(ii) invested $800,000

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INVESTMENTS IN AND RECEIVABLES FROM 50% OR LESS OWNED COMPANIES:
 (Continued)

cash, and (iii) contributed one vessel from its fleet with an agreed value of $1,350,000. A portion of the Company's initial investment in the TMM Joint Venture was represented by unsecured notes receivable, totaling $2,350,000. The Company recorded a deferred gain of $718,000 upon contributing the vessel to the venture from its fleet which is being amortized to income over the vessel's depreciable life. The TMM Joint Venture is comprised of two corporations, Maritima Mexicana, S.A. and SEAMEX International, Ltd

   In March 1995, the Company sold an additional supply vessel to the TMM Joint Venture for $1,700,000 in cash which resulted in the recognition of an immediate gain of $473,000 and the deferral of a $315,000 gain. The deferred gain is being amortized to income over the depreciable life of the vessel, and the amount amortized to other income from this transaction and from the contribution of a vessel upon establishment of the venture totaled $53,000 and $10,000 for the years ended December 31, 1995 and 1994, respectively.

   In 1995, the Company entered into a sale-type lease for one of its vessels with the TMM Joint Venture. The lease expires in seven years and contains options which permit the TMM Joint Venture to purchase the vessel at various dates during the term of the lease. Unearned income and deferred gain amortized to other income in connection with this lease for the year ended December 31, 1995, totaled $387,000. Additionally in 1995, the Company advanced the TMM Joint Venture $680,000 to acquire equipment in exchange for a note receivable.

   Principal and interest payments on the TMM Joint Venture notes are due in quarterly installments which extend through 2000. The notes bear interest at prime plus two percent, and earned interest income was $302,000 and $147,000 for the years ended December 31, 1995 and 1994, respectively.

   During 1995 and 1994, the TMM Joint Venture chartered vessels and utilized other services of the Company. Charter and other revenue earned by the Company from this operation for the years ended December 31, 1995 and 1994 was $369,000 and $624,000, respectively. The Company's equity in earnings of the TMM Joint Venture, net of applicable income taxes, was $873,000 and $368,000 for the years ended December 31, 1995 and 1994, respectively.

   West Africa Offshore, Ltd. has been the Company's principal agent for vessels operating offshore West Africa and is reimbursed for its operating expenses. Pursuant to FISH expanding its vessel management responsibilities in behalf of the Company, see discussion below, agency support of West Africa Offshore, Ltd. will be limited primarily to the Company's operations in Nigeria.

   Pursuant to the CNN Acquisition (see Note 5), SEACOR acquired 50% of the outstanding shares of FISH, a French corporation, for a cost of $60,000, effective January 1, 1996. FISH has agreed to manage the Company's vessels operating offshore West Africa and in the Arabian Gulf and certain other additional vessels owned by CNN. The FISH management fee charged to general and administrative expense for the year ended December 31, 1995 totaled $226,000.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INVESTMENTS IN AND RECEIVABLES FROM 50% OR LESS OWNED COMPANIES:
 (Continued)
    The summarized financial information below represents an aggregation of the Company's principal equity investees for the years ended December 31, in thousands of dollars.

 CONDENSED INFORMATION      1995       1994
- -----------------------  ---------  ---------
Current Assets .........   $ 6,985    $10,040
Noncurrent Assets ......    10,437     32,359
                         ---------  ---------
  Total Assets .........   $17,422    $42,399
                         =========  =========
Current Liabilities  ...     3,924     24,653
Noncurrent Liabilities       4,941      7,244
                         ---------  ---------
  Total Liabilities  ...   $ 8,865    $31,897
                         =========  =========
Revenues ...............   $ 9,472    $50,217
                         =========  =========
Gross Profit ...........   $ 4,818    $24,648
                         =========  =========
Net Income .............   $ 3,132    $ 4,397
                         =========  =========

   The amount of consolidated retained earnings that represents undistributed earnings of 50% or less owned companies accounted for by the equity method was $1,184,000 at December 31, 1995.

7. COASTAL AND PHIBRO AGREEMENT --

   On October 27, 1995, SEACOR and its primary environmental subsidiary, NRC, amended certain existing agreements with two of its customers, Coastal Refining and Marketing, Inc. ("Coastal") and Phibro Energy USA, Inc. ("Phibro"). Those agreements provided, among other things, for a reduction in, and subsequent elimination of, Coastal and Phibro's participating interest in certain operating results, a reduction in their retainer fees, and an elimination of certain options held by each of those customers to purchase up to 20% of the fully diluted common stock of NRC. NRC will continue to provide one customer through December 31, 2001 and the other customer through December 31, 1998 various oil spill response services mandated by the OPA 90. In addition, Coastal's agreements, among other things, called for SEACOR to issue them 311,357 shares of its common stock (having a value at time of issuance of $7,500,000) in exchange for the cancellation of their stock options in NRC. Phibro also agreed to cancel a similar option in return for amendments to its agreement which related primarily to the reduction of its retainer payments for OPA 90 services. SEACOR has accounted for its share issuance as a repurchase of a minority interest. The difference between the value of the common stock issued and the previously recorded carrying value of certain deferred revenue, net of income tax effect, which approximated 40% of NRC's net book value, totaled $4,558,000 and was recorded as goodwill (see Note 1).

8. INCOME TAXES:

   Income (loss) before income taxes, minority interest, equity in net earnings of 50% or less owned companies, and extraordinary item derived from the United States and foreign operations for the years ended December 31, are as follows, in thousands of dollars:

                   1995       1994       1993
                ---------  ---------  ---------
United States     $16,626    $11,206    $11,881
Foreign .......    (2,676)      (958)       777
                ---------  ---------  ---------
                  $13,950    $10,248    $12,658
                =========  =========  =========

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES:  (Continued)

    The Company files a consolidated U.S. Federal tax return. Income tax expense (benefit) consisted of the following components for the years ended December 31, 1995, 1994 and 1993, in thousands of dollars:

                1995      1994     1993
             --------  --------  -------
Current:
 State .....   $   (2)   $   22   $   42
 Federal  ..    3,812     3,431    2,658
 Foreign  ..      442       200      676
Deferred:
 Federal  ..    1,130      (152)   1,033
 Foreign  ..     (524)       --      (18)
             --------  --------  -------
               $4,858    $3,501   $4,391
             ========  ========  =======

   The following table reconciles the difference between the statutory federal income tax rate for the Company to the effective income tax rate:

                            1995     1994     1993
                          -------  -------  -------
Statutory rate ..........   34.0%    34.0%    34.0%
Foreign and state taxes      0.8      0.2      0.7
                          -------  -------  -------
                            34.8%    34.2%    34.7%
                          =======  =======  =======

   The components of the net deferred income tax liability were as follows, for the years ended December 31, in thousands of dollars:

                                       1995       1994
                                   ----------  ---------
Deferred tax assets:
 Foreign Tax Credit ..............   $   522    $    337
 Alternative Minimum Tax Credit  .       568          --
 Subpart F Loss ..................     1,727         747
 Nondeductible Accruals ..........       494          --
 Other ...........................       334         340
                                   ----------  ---------
  Total deferred tax assets  .....     3,645       1,424
Deferred tax liabilities:
 Property and equipment ..........    32,682      28,387
 Investment in Subsidiaries  .....       603         660
 Other ...........................        45          41
                                   ----------  ---------
  Total deferred tax liabilities      33,330      29,088
                                   ----------  ---------
   Net deferred tax liabilities  .  $ 29,685    $ 27,664
                                   ==========  =========

   As of December 31, 1995, the Company has carryforwards for income tax purposes of foreign tax credits approximating $522,000 that expire from 1997 through 2000. As of December 31, 1995, the Company also has alternative minimum tax credit carryforwards of $568,000 for income tax purposes. For financial reporting purposes, the carryforwards have been recognized through a reduction in deferred tax liabilities.

9. RELATED PARTY TRANSACTIONS:

   The Company reimburses a stockholder for management and administrative services. These charges totaled $275,000 for the year ended December 31, 1995 and $175,000 for each of the years ended December 31, 1994 and 1993. The fees relate primarily to the use of the stockholder's physical resources and administrative and technical personnel.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. RELATED PARTY TRANSACTIONS:  (Continued)

    Miller Environmental Group ("MEG"), an environmental contractor based in Calverton, New York, maintains and stores spill response equipment owned by NRC and in the event of a spill, provides labor, equipment and materials to assist in NRC's spill response activities. In fiscal 1995, NRC paid approximately $1,750,000 to MEG for these services. The father of a SEACOR corporate officer is Vice President, Secretary and Treasurer of MEG.

   NRC also contracts with James Miller Marine Services ("JMMS"), an environmental contractor based in Staten Island, New York, for services similar to those provided by MEG. In fiscal 1995, NRC paid approximately $600,000 to JMMS for these services. The brother of a SEACOR corporate officer is Vice President of JMMS.

10. LONG-TERM DEBT:

   Long-term debt balances, maturities, and interest rates are as follows for the years ended December 31, in thousands of dollars:

                                                                               1995        1994
                                                                           -----------  ---------
Notes payable to former vessel owners, due in quarterly or semi-annual installments and maturing from 1996 through 2003, at interest rates
 ranging from 3.75% to 7.50% .............................................   $ 11,147     $13,210
Notes payable to Nederlandse Scheepshypotheekbank N.V. ("Nedship Bank"),
 due in quarterly installments payable from 1991 through 1996, secured by vessels, bearing interest at LIBOR plus 2.0% (7.375% at December 31,
 1994) ...................................................................         --       5,227
DnB Revolving Credit Facility, interest payable based upon interest option period at LIBOR plus 1.25% prior to term conversion and principal and interest after conversion on August 31, 1996 due semi-annually through August 31, 2002 bearing interest at LIBOR plus maximum of 1.5%
 (7.1875% at December 31, 1995) ..........................................     40,000          --
6% Convertible Subordinated Notes, due 2003, interest payable
 semi-annually commencing 1994 ...........................................     55,250      57,500
2.5% Convertible Subordinated Notes, due 2004, interest payable
 semi-annually commencing 1994 ...........................................      4,750       4,750
                                                                           -----------  ---------
                                                                              111,147      80,687
Less -- Portion due within one year ......................................      2,333       5,132
     -- Debt discount ....................................................      2,188       2,463
                                                                           -----------  ---------
                                                                            $ 106,626    $ 73,092
                                                                           ===========  =========

   Annual maturities of long-term debt for the five years following December 31, 1995, are as follows, in thousands of dollars.

 YEAR        1996       1997      1998       1999       2000
- --------  ---------  --------  ---------  ---------  --------
AMOUNT  .   $ 2,333    $1,476    $ 1,338    $ 1,200    $ 1,200

   The long-term debt maturities schedule does not include future annual maturities for borrowings outstanding under the DnB Facility at December 31, 1995. It is uncertain how much, if any, of the outstanding senior secured revolving bridge loans due DnB at December 31, 1995 may be converted into term loans on August 31, 1996, the date upon which the Company may elect to extend all or a portion of the DnB Facility. If the outstanding senior secured revolving bridge loans at December 31, 1995 were converted to term loans and the Company did not extend its commitment for any other unused portion of the DnB Facility on August 31, 1996, future annual maturities for the DnB Facility would be $6,667,000 in each of the years 1997 through 2000 and $13,332,000 thereafter.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LONG-TERM DEBT:  (Continued)

    On August 20, 1993, the Company retired U.S. Government Guaranteed Ship Financing Bonds in the amount of $7,303,000 with proceeds from the issuance of the 6% Notes. At that time, $549,000 and $52,000 of unamortized debt discount and deferred bond issue costs, respectively, were written off, and a redemption premium and fees of $341,000 were paid, all of which was recorded as an extraordinary loss. Debt discount amortization expense related to these bonds was $66,000 for the year ended December 31, 1993.

   In July 1993, the Company retired notes payable to a bank and former vessel owners in the amount of $18,110,000 with proceeds from the issuance of the 6% Notes. At that time, $1,011,000 of unamortized deferred debt issue costs was written off, and fees of $178,000 were paid to the bank, all of which was recorded as an extraordinary loss.

   In April 1991, in conjunction with the Company's expansion in the North Sea, VEESEA Holdings Inc. ("VEESEA"), a 91% owned subsidiary of SEACOR, and its subsidiaries (collectively, the "VEESEA Group") entered into a loan agreement with Nedship Bank, pursuant to which Nedship Bank loaned pounds sterling10,700,000 (or $18,426,000 based upon exchange rates in 1991). In conjunction with regularly scheduled payments during 1995, the Company made optional principal prepayments, amounting to $2,266,000, on the Nedship Bank loan, and the loan was completely repaid by December 31, 1995.

   In conjunction with eight vessels acquired in March 1993, SEACOR issued two notes payable to the former vessel owners: (i) a $1,875,000, 7.5% unsecured note repayable in eleven equal quarterly installments of $100,000 commencing June 1993 with a final installment of $775,000 in March 1996, and
(ii) a $975,000, 6% unsecured note repayable in twelve quarterly installments of $81,250 commencing June 1993 and maturing March 1996.

   On August 6, 1993, a customer who had previously sold a project vessel to the Company for a promissory note confirmed a decision to terminate a long-term charter of that vessel. Pursuant to this transaction, the customer forgave $450,000 in principal amount of the note payable due from the Company under a first preferred mortgage on vessels which had a net book value of $4,222,000 at December 31, 1995, made other adjustments to the mortgage, and paid the Company a demobilization fee of $235,000. The forgiveness of the note was recorded as an extraordinary gain, and the demobilization fee was included in income before extraordinary item.

   On July 1, 1993, SEACOR sold $57,500,000 principal amount of 6% Notes. The agreements under which the 6% Notes were issued provided for underwritten resales to qualified institutional buyers and to non-U.S. purchasers in transactions exempt from registration under applicable securities laws. The 6% Notes are convertible into shares of SEACOR's Common Stock at any time prior to July 1, 2003, at a conversion rate of 39.024 shares per $1,000 principal amount of the 6% Notes. There is no sinking fund for the 6% Notes; however, the 6% Notes are redeemable, in whole or part, at the election of SEACOR any time on or after July 1, 1996, initially at 104.2% of the principal amount thereof and declining by 0.67% each year thereafter to 100% of the principal amount in 2003. In addition, upon the occurrence of a change in control of SEACOR (as defined in the indenture of the 6% Notes), holders of the 6% Notes may elect to require SEACOR to purchase their 6% Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof, plus accrued interest to the date of purchase. SEACOR incurred $2,176,000 in costs associated with the sale of the 6% Notes including $1,869,000 of underwriters discount. These debt issue costs were charged to other assets and are being amortized to expense over ten years.

   In February 1995, the Company purchased $2,250,000 of the then outstanding $57,500,000 principal amount of its 6% Notes in the open market. The difference between the amount paid to acquire the 6% Notes and their carrying value resulted in the Company recognizing a gain of $199,000, net after giving effect to a write-off of $71,000 in unamortized deferred debt issue costs associated with the sale of the 6% Notes. The gain is included in other income.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LONG-TERM DEBT:  (Continued)

    In December 1993, the Company financed, in part, the acquisition of ten offshore towing supply vessels from CNN with: (i) $12,000,000 principal amount senior unsecured notes payable having varying maturities of one to ten years, bearing interest rates ranging from 3.25% to 5.50% per annum and which have been guaranteed by SEACOR, and (ii) $4,750,000 principal amount of 2.5% Notes. The 2.5% Notes are convertible into shares of SEACOR's Common Stock at any time prior to maturity at a conversion rate of 32.979 shares per $1,000 principal amount of the 2.5% Notes. There is no sinking fund for the 2.5% Notes; however, the 2.5% Notes are redeemable, in whole or part, at the election of SEACOR any time on or after July 1, 1997, initially at 104.2% of the principal amount thereof and declining by 0.60% each year thereafter to 100% of the principal amount after July 1, 2003. In addition, upon the occurrence of a change in control of SEACOR (as defined in the indenture of the 2.5% Notes), holders of the 2.5% Notes may elect to require SEACOR to purchase their 2.5% Notes, in whole or in part, at a purchase price equal to 100% of the principal amount thereof, plus accrued interest to the date of purchase. The stated interest rates on the unsecured notes and the 2.5% Notes (collectively, the "Notes") were considered lower than interest rates at which the Company would normally obtain similar financing which were determined to range from 5.10% to 9.14%. The Notes were valued based on discounting concepts to approximate their fair market value. The difference between the Notes' fair market and stated values at inception, $2,749,000, was recorded as debt discount and as a reduction in the carrying value of the vessels acquired. Amortized debt discount included in interest expense was $277,000 and $309,000 for the years ended December 31, 1995 and 1994, respectively.

   Certain of SEACOR's subsidiaries (the "borrowing subsidiaries") are parties to the DnB Facility, with DnB as lender and SEACOR as guarantor. Pursuant to the DnB Facility, the borrowing subsidiaries may borrow up to $85,000,000 aggregate principal amount of senior secured revolving bridge loans any time prior to August 31, 1996 (the "Initial Term"). At the Company's election, such loans, on or prior to August 31, 1996, may be converted into senior secured reducing revolving credit loans maturing on August 31, 2003. Until termination of the DnB Facility, a commitment fee is payable to DnB on a quarterly basis, computed at the rate of one-half of one percent per annum on the average unfunded portion of the credit facility.

   During the Initial Term of the DnB Facility, outstanding borrowings bear interest at an annual rate equal to 125 basis points above LIBOR. If the Borrowing Subsidiaries elect to convert the senior secured bridge loans to senior secured reducing revolving credit loans (the "Term Loans"), the Maximum Committed Amount automatically will decrease semi-annually by certain percentages described in the DnB Facility. The DnB Facility requires the Company, on a consolidated basis, to maintain a minimum ratio of indebtedness to vessel value, as defined, a minimum cash and cash equivalent level, and a specified debt service coverage ratio. The Company also is prohibited from entering into additional indebtedness above a certain level without consent. Furthermore, SEACOR, without prior written consent of DnB, is prohibited through August 31, 1996 (the maturity date of the bridge loan portion of the DnB Facility) from paying dividends to its shareholders. Pursuant to the DnB Facility, the Term Loans would bear interest at the annual rate equal to a maximum of 150 basis points above LIBOR.

   Borrowings outstanding pursuant to the DnB Facility are secured by, among other things, a guaranty of SEACOR of the obligations of the Borrowing Subsidiaries, first preferred mortgages on vessels owned by the Borrowing Subsidiaries which had a net book value of $72,980,000 at December 31, 1995, a negative pledge relating to certain vessels, and an assignment of earnings and certain contract rights with respect to vessels owned and operated by the Borrowing Subsidiaries. If the Borrowing Subsidiaries exercise the aforementioned conversion election, certain additional subsidiaries of the Company will be required to guaranty the obligations of the Borrowing Subsidiaries under the DnB Facility and provide mortgages on additional vessels to secure such guaranty.

   On September 15, 1995, $74,000,000 principal amount was borrowed under the DnB Facility to finance the acquisition of offshore marine service vessels and other related assets pursuant to the Graham

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LONG-TERM DEBT:  (Continued)

Acquisition and to pay related debt issue and acquisition costs. On November 14, 1995, the Company repaid $14,000,000 principal amount of the indebtedness from existing cash balances. On December 14, 1995, the Company borrowed an additional $11,000,000 under the DnB Facility to finance the cash portion of the CNN Acquisition and pay related acquisition costs. On December 21, 1995, the Company repaid $31,000,000 principal amount of the indebtedness with proceeds from the sale of common stock, and an additional $5,000,000 principal amount was repaid subsequent to year end.

   Following the NRC Merger in March 1995, the Company repaid the remaining outstanding principal balance, $12,500,000, under a Credit Agreement between NRC and CIBC Inc., as amended.

11. EXTRAORDINARY ITEM:

   In 1993, the Company recognized a net extraordinary loss caused by debt extinguishment of $1,093,000 ($0.19 per share), net of a $588,000 income tax benefit. Of the extraordinary loss, $1,385,000 was caused by the write-off of unamortized debt discount, bond issue and debt issue costs, and the payment of redemption premiums and fees relating to the retirement of outstanding indebtedness due U.S. Government Guaranteed Ship Financing Bond holders, note holders and a bank. The redemption premiums, fees, and indebtedness were paid with the net proceeds from the Company's sale of 6% Notes. The extraordinary loss was reduced by a $292,000 gain recognized upon the forgiveness of indebtedness associated with the termination of a vessel charter.

12. LEASES:

   From December 1993 through September 30, 1995, the Company was the lessor of ten offshore towing supply vessels under bareboat charter agreements with CNN. Pursuant to the CNN Acquisition, the Company and CNN agreed to terminate CNN's bareboat charter of these vessels. Operating revenue earned from the bareboat charter of these vessels totaled $3,795,000, $5,074,000 and $350,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

   In 1995, the Company entered into a sale-type lease with the TMM Joint Venture for one anchor handling towing supply vessel. The lease expires in seven years and contains options which permit the TMM Joint Venture to purchase the vessel at various dates during the term of the lease. Unearned income and deferred gain amortized to other income for the year ended December 31, 1995, totaled $387,000. The following lists the components of the net investment in the sale-type lease as of December 31, of which $183,000 and $2,543,000 are reported in current and noncurrent other assets, respectively, in thousands of dollars:

                                                1995
                                             ---------
Minimum lease payments receivable ..........   $ 4,161
Estimated residual value of leased property        781
Less: Unearned income ......................    (2,216)
                                             ---------
Net investment in sale-type lease ..........   $ 2,726
                                             =========

   Minimum rental receivables due from sale-type leases are $667,000 in each of the fiscal years ended December 31, 1996 through 2001 and $159,000 due in 2002.

   The Company is the lessee under a capital lease for offshore oil boom that is used in conjunction with its oil spill response activities. The offshore boom, with gross cost and accumulated depreciation of $1,807,000 and $269,000, respectively at December 31, 1995, is being depreciated over an estimated useful life of seven years. Included in current and noncurrent liabilities, respectively, at December 31, 1995 are $172,000 and $368,000 of obligations under capital leases. The following is a schedule of future minimum

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LEASES:  (Continued)

lease payments due under a capital lease together with the present value of the net minimum lease payments as of December 31, in thousands of dollars:

                                            1995
                                          ------
1996 ....................................   $300
1997 ....................................    450
                                          ------
Total minimum lease payments ............    750
Less: amount representing interest  .....    210
                                          ------
Present value of minimum lease payments     $540
                                          ======

13. MAJOR CUSTOMERS AND SEGMENT DATA:

   Two customers accounted for approximately 16% and 12%, respectively, of revenues in the year ended December 31, 1995; two customers accounted for approximately 19% and 18%, respectively, of revenues in the year ended December 31, 1994; and one customer accounted for approximately 22% of revenues in the year ended December 31, 1993.

   Operations are conducted through two business segments, offshore vessel and environmental services. On March 14, 1995, the remaining outstanding stock that the Company did not already own, in corporations now comprising the Company's environmental segment, was acquired, and from that date forward, the Company has reflected the financial condition and results of operations of those environmental subsidiaries in its consolidated financial statements. Prior to March 14, 1995, the Company reported its interest in the environmental subsidiaries as an investment in 50% or less owned companies which were accounted for under the equity method. The Company's offshore service vessel segment operates in different geographical areas; whereas, the environmental segment's primary operations are in the United States. Information by business segment and geographical area is as follows for the years ended December 31, in thousands of dollars:

                                                          1995        1994        1993
                                                      ----------  ----------  ----------
OPERATING REVENUE:
 MARINE --(A)
  United States .....................................   $ 52,935    $43,664     $36,416
  North Sea .........................................     13,523     16,222      20,007
  West Africa .......................................     14,276     10,189      12,374
  Other Foreign .....................................      3,770      4,291       4,923
                                                      ----------  ----------  ----------
                                                          84,504     74,366      73,720
 ENVIRONMENTAL ......................................     21,765         --          --
                                                      ----------  ----------  ----------
                                                        $106,269    $74,366     $73,720
                                                      ==========  ==========  ==========
OPERATING PROFIT:
 MARINE --(A)
  United States .....................................   $ 15,544    $11,541     $11,575
  North Sea .........................................     (2,952)         7       3,085
  West Africa .......................................      4,012      2,582       1,683
  Other Foreign .....................................      1,843      1,667       1,816
                                                      ----------  ----------  ----------
                                                          18,447     15,797      18,159
 ENVIRONMENTAL ......................................      1,626         --          --
                                                      ----------  ----------  ----------
                                                          20,073     15,797      18,159
  Other income (expense) (c) ........................        190        (73)        116
  General corporate administration ..................     (2,123)    (2,139)     (2,268)
  Net interest expense ..............................     (4,190)    (3,337)     (3,349)

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. MAJOR CUSTOMERS AND SEGMENT DATA:  (Continued)

                                                          1995        1994        1993
                                                      ----------  ----------  ----------
  Minority interest in loss (income) of a subsidiary         321         184         (51)
  Equity in earnings of 50% or less owned companies          813         975         287
  Income tax expense ................................     (4,858)     (3,501)     (4,391)
                                                      ----------  ----------  ----------
  Income before extraordinary item ..................   $ 10,226    $  7,906    $  8,503
                                                      ==========  ==========  ==========
IDENTIFIABLE ASSETS:
 MARINE --
  United States (e) .................................   $173,000    $103,837    $ 88,225
  North Sea .........................................     24,105      32,004      36,860
  West Africa (e) ...................................     66,452      41,476      29,428
  Other Foreign (b) .................................      9,850      15,093      42,009
                                                      ----------  ----------  ----------
                                                         273,407     192,410     196,522
 ENVIRONMENTAL ......................................     32,652          --          --
 CORPORATE (D) ......................................      7,132       9,387         839
                                                      ----------  ----------  ----------
                                                        $313,191    $201,797    $197,361
                                                      ==========  ==========  ==========
PROVISION FOR DEPRECIATION AND AMORTIZATION:
 MARINE --
  United States .....................................   $  6,575    $  5,179    $  4,474
  North Sea .........................................      3,621       3,490       3,522
  West Africa .......................................      2,877       2,151       1,220
  Other Foreign .....................................        664         976         692
                                                      ----------  ----------  ----------
                                                          13,737      11,796       9,908
 ENVIRONMENTAL ......................................      2,875          --          --
 CORPORATE ..........................................        128         187          98
                                                      ----------  ----------  ----------
                                                        $ 16,740    $ 11,983    $ 10,006
                                                      ==========  ==========  ==========
CAPITAL EXPENDITURES:
 MARINE --
  United States .....................................   $ 74,111    $  1,247    $  7,818
  North Sea .........................................         45         225       1,934
  West Africa .......................................     21,636          70       1,020
  Other Foreign .....................................         38          18      32,163
                                                      ----------  ----------  ----------
                                                          95,830       1,560      42,935
 ENVIRONMENTAL ......................................        688          --          --
 CORPORATE ..........................................         75         206          14
                                                      ----------  ----------  ----------
                                                        $ 96,593    $  1,766    $ 42,949
                                                      ==========  ==========  ==========

- ------------

(a) "West Africa" and "Other Foreign" include the results of vessels bareboat chartered-out to CNN from December 1993 through September 1995, at which time the bareboat charters were canceled and the Company resumed operation of the vessels.

(b) In 1993, identifiable assets include vessels acquired from CNN that operated only during December.

(c) Other income (expense) excludes gain/(loss) from equipment sales or retirements of property and certain other expenses that were reclassified to operating profit in geographical areas of the Marine segment.

(d) The Company's corporate assets include investments in 50% or less owned companies.

(e) In 1995, identifiable assets include the effect of the Graham and CNN Acquisitions.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 14. COMMON STOCK:

   In March 1993, SEACOR issued 125,000 shares of common stock at $15.00 per share or $1,875,000 pursuant to the acquisition of seven supply vessels.

   On March 14, 1995, pursuant to the NRC Merger, SEACOR acquired the remaining 57.1% of the outstanding common stock of NRC Holdings that it did not already own through a merger of NRC Holdings with and into CRN. SEACOR issued 292,965 shares of its common stock pursuant to the transaction that was valued at $5,707,000.

   On October 27, 1995, SEACOR and its primary environmental subsidiary, NRC, amended certain existing agreements with Coastal. Those agreements, among other things, eliminated certain options held by Coastal to purchase up to 20% of the fully diluted common stock of NRC. SEACOR issued 311,357 shares of common stock, having a value at time of issuance of $7,500,000, in exchange for the cancellation of Coastal's stock options in NRC.

   On November 14, 1995, pursuant to the CNN Acquisition, SEACOR issued 459,948 shares of common stock that was valued at $11,300,000 at the date of issuance to acquire three towing supply vessels.

   In December 1995, SEACOR completed a public offering of its common stock that resulted in the sale of 1,612,500 shares. The proceeds received from this sale, net of underwriting discount, totaled $36,942,000. The Company incurred $644,000 in expenses associated with this stock offering (other than underwriting discount) which was charged against additional paid-in capital arising from the sale. The public offering included 1,550,000 shares of common stock sold by several of SEACOR's stockholders.

15. MINORITY INTEREST:

   In December 1991, the managing agent of the Company's vessels operating in the North Sea invested approximately $1,278,000 of cash in VEESEA. In return for this investment and for services rendered to the VEESEA Group, which were included in mobilization expense, the agent received 9% of the equity of VEESEA, and SEACOR, through another subsidiary, assigned to the agent a $679,000 participation in debt due to the SEACOR subsidiary from the VEESEA Group. The obligation due the agent, including accrued interest at 12% per annum, was subordinated to the Nedship Bank loans to the VEESEA Group and is reported in the consolidated balance sheet as other noncurrent liabilities.

   A fee is paid the minority stockholder for managing the Company's vessels in the North Sea. The U.S. dollar equivalent of fees paid in pounds sterling under this arrangement approximated $960,000 in each of the years ended December 31, 1995, 1994, and 1993.

16. BENEFIT PLANS:

NON-QUALIFIED STOCK OPTION PLAN --

   SEACOR's 1992 Non-Qualified Stock Option Plan (the "Plan") provides for the grant of non- qualified options to purchase shares of common stock to officers and key employees of the Company. Under the Plan, 500,000 shares of common stock have been reserved for sale. The exercise price per share of options granted under the Plan cannot be less than 75% or greater than 100% of the "Fair Market Value" (as defined in the Plan) of one share of common stock on the date of the grant.

   Options granted under the Plan expire no later than the tenth anniversary of the date of grant. Recipients of options must remain employed for at least two years from date of grant before options become exercisable, subject to earlier exercise under certain circumstances. The exercise price per share of each option may be paid in cash, shares of common stock owned by the grantee, in a combination of cash and common stock or by delivery of a promissory note not to exceed 90% of the total exercise price.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. BENEFIT PLANS:  (Continued)

    The following transactions occurred in the stock option plan during the years ended December 31,:

                                                       1995            1994           1993
                                                  -------------  --------------  -------------
Options outstanding, at beginning of year  ......       309,250         266,750         50,000
Options granted .................................       117,747          42,500        267,500
Options exercised ...............................            --              --             --
Options canceled ................................        (1,800)             --        (50,750)
                                                  -------------  --------------  -------------
Options outstanding, at end of year .............       425,197         309,250        266,750
                                                  =============  ==============  =============
Price range of options exercised ................   $        --    $         --   $         --
Price range of options outstanding, end of year     $9.64-21.25    $14.75-21.25   $14.75-21.00

   At December 31, 1995, 74,803 shares were available for future grant and 264,950 options were exercisable. At December 31, 1994 and 1993, there were no exercisable options.

   On March 14, 1995, the Executive Compensation and Stock Option Committee of the Board of Directors granted two officers of SEACOR and three key employees of NRC options to purchase a total of 102,192 shares of common stock of SEACOR at an exercise price of $18.75 per share. Furthermore, as part of the NRC Merger, the Company assumed the obligations of the NRC Holdings 1994 Non-Qualified Stock Option Plan. As a result, the Company converted existing options for shares of NRC Holdings into options for 15,555 shares of SEACOR's common stock at an exercise price of $9.64 per share. The exercise price per share for options issued or converted in 1995 equaled the market price at the original dates the options were granted.

SEACOR SAVINGS PLAN --

   The Company established the SEACOR Savings Plan ("SEACOR Plan"), effective July 1, 1994. This defined contribution plan provides eligible employees with an opportunity to accumulate retirement savings. Requirements for eligibility include, (i) one year of full time employment, (ii) attainment of 21 years of age, and (iii) residency in the United States.

   Participants may contribute up to 15% of their pre-tax annual compensation. During 1995 and 1994, the Company matched 50% up to the first 4% of an employee's contribution to the SEACOR Plan, and the Board of Directors of the Company determine the Company's matching contribution annually. The participants' and Company's contributions are funded to the SEACOR Plan monthly.

   Participants are fully vested in the Company's contribution upon (i) attaining the age of 65, (ii) death, (iii) becoming disabled, or (iv) completing five years of employment service. Forfeitures of Company contributions for non-vested and terminated employees will be used to reduce future contributions of the Company or pay administrative expenses of the SEACOR Plan.

   In connection with the NRC Merger, the Company assumed the obligations of a tax-deferred savings plan that was implemented by NRC in 1993. Under the terms of the NRC plan, eligible employees can elect to contribute up to 15% of their compensation, and NRC matches 100% up to the first 3% of the employee's contribution.

   The combined Companies' contributions to the plans were $202,000 and $51,000 for the years ended December 31, 1995 and 1994, respectively.

EMPLOYEE RESTRICTED STOCK AWARD --

   On March 14, 1995, in recognition of an executive officer's commitment to the continued growth and financial success of the Company, the executive officer was granted 11,500 restricted shares of SEACOR's

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. BENEFIT PLANS:  (Continued)

common stock. The market value of the restricted shares was $216,000 at time of grant and was recorded as unamortized restricted stock compensation in a separate component of stockholders' equity. This compensation will be amortized to expense over a three year vesting period. Notwithstanding the forgoing, 100% beneficial ownership of the restricted stock shall vest immediately upon death, disability, termination of the employee without "cause" or the occurrence of a "change in control" of the Company.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                             QUARTER ENDED
                             --------------------------------------------
                               DEC. 31    SEPT. 30    JUNE 30    MARCH 31
                             ---------  ----------  ---------  ----------
                                (THOUSANDS OF DOLLARS, EXCEPT PER SHARE
                                                AMOUNT)
1995
 Revenue ...................   $39,385    $31,257     $20,339    $15,288
 Gross profit ..............    12,277      7,123       4,315      2,901
 Net income ................     5,011      1,821       1,987      1,407
 Earnings per common share:
  Assuming no dilution  ....      0.74       0.30        0.32       0.24
  Assuming full dilution  ..      0.60       0.28        0.30       0.24

18. SUPPLEMENTAL INFORMATION FOR STATEMENTS OF CASH FLOWS:

                                                                YEAR ENDED DECEMBER 31,
                                                             ----------------------------
                                                                1995      1994      1993
                                                             --------  --------  --------
Cash income taxes paid .....................................  $ 3,842    $3,486   $ 3,083
Cash interest paid .........................................    5,921     6,510     2,779
Schedule of Non-Cash Investing and Financing Activities:
 Property exchanged for investment in and notes receivable
  from 50% or less owned company ...........................       --     2,045        --
 Joint venture investment increase related to deferred gain       315       718        --
 Common stock issued in exchange for stock options in NRC  .    7,500        --        --
 Purchase of vessels with -- long-term notes, net of
 discount ..................................................       --        --    13,185
                          -- common stock ..................   11,300        --     1,875
                          --  2.5% notes, net of discount  .       --        --     3,665
                          -- accounts receivable  ..........       --        --       112

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SEACOR Holdings, Inc.

   We have reviewed the accompanying condensed consolidated balance sheet of SEACOR Holdings, Inc. and subsidiaries as of March 31, 1996, and the related condensed consolidated statements of operations and cash flows for three month periods then ended March 31, 1996 and 1995. These financial statements are the responsibility of the Company's management.

   We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

   Based on our review we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

Arthur Andersen LLP

New Orleans, Louisiana
May 9, 1996

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS, EXCEPT SHARE DATA, UNAUDITED)

                                                                                MARCH 31,
                                                                                  1996
                                                                              -----------
                                    ASSETS
Current Assets:
  Cash and temporary cash investments .......................................   $ 24,849
  Trade and other receivables, net of allowance for doubtful accounts of $521     36,095
  Affiliate receivables .....................................................        690
  Inventories ...............................................................      1,610
  Prepaid expenses and other ................................................      1,677
                                                                              -----------
     Total current assets ...................................................     64,921
                                                                              -----------
Investments in, at Equity, and Receivables from 50% or Less Owned  Companies       6,577
                                                                              -----------
Property and Equipment ......................................................    289,645
  Less -- Accumulated depreciation ..........................................    (59,001)
                                                                              -----------
     Net property and equipment .............................................    230,644
                                                                              -----------
Other Assets ................................................................     14,029
                                                                              -----------
                                                                                $316,171
                                                                              ===========
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt .........................................   $  1,476
  Accounts payable -- trade .................................................      7,480
  Accounts payable -- affiliates ............................................        838
  Other current liabilities .................................................     11,637
                                                                              -----------
     Total current liabilities ..............................................     21,431
                                                                              -----------
Long-Term Debt, Less Debt Discount of $2,120 and $2,188, respectively  ......     98,557
Deferred Income Taxes .......................................................     30,177
Deferred Revenue, Gain, and Other Liabilities ...............................      2,253
Minority Interest and Indebtedness to Minority Shareholder ..................      1,834
Stockholders' Equity:
  Common stock, $.01 par value, 8,569,593 issued ............................         86
  Additional paid-in capital ................................................    127,326
  Retained earnings .........................................................     36,735
  Less 55,768 shares held in treasury at March 31, 1996 at cost .............       (576)
  Less unamortized restricted stock compensation ............................       (140)
  Currency translation adjustments ..........................................     (1,512)
                                                                              -----------
     Total stockholders' equity .............................................    161,919
                                                                              -----------
                                                                                $316,171
                                                                              ===========

  The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS, EXCEPT SHARE DATA, UNAUDITED)

                                                                      THREE MONTHS ENDED MARCH
                                                                                 31,
                                                                     -------------------------
                                                                          1996         1995
                                                                     ------------  -----------
Operating Revenue:
  Marine ...........................................................  $    37,222   $   15,288
  Environmental --
   Oil spill response ..............................................        2,422           --
   Retainer fees and other services ................................        4,431           --
                                                                     ------------  -----------
                                                                           44,075       15,288
                                                                     ------------  -----------
Costs and Expenses:
  Cost of oil spill response .......................................        2,046           --
  Operating expenses --
   Marine ..........................................................       21,484        9,267
   Environmental ...................................................        1,249           --
   Administrative and general ......................................        5,226        1,406
   Depreciation and amortization ...................................        5,165        3,120
                                                                     ------------  -----------
                                                                           35,170       13,793
                                                                     ------------  -----------
Operating Income ...................................................        8,905        1,495
                                                                     ------------  -----------
Other (Expense) Income:
  Interest on debt .................................................       (1,759)      (1,215)
  Interest income ..................................................          669          659
  Gain from equipment sales ........................................          243          473
  Other ............................................................          249          224
                                                                     ------------  -----------
                                                                             (598)         141
                                                                     ------------  -----------
Income Before Income Taxes, Minority Interest, and Equity in Net
 Earnings of 50% or Less Owned Companies ...........................        8,307        1,636
Income Tax Expense .................................................        2,931          562
                                                                     ------------  -----------
Income Before Minority Interest and Equity in Net Earnings of 50%
or Less Owned Companies ............................................        5,376        1,074
Minority Interest in Loss of a Subsidiary ..........................           76           97
Equity in Net Earnings of 50% or Less Owned Companies  .............          141          236
                                                                     ------------  -----------
Net Income .........................................................  $     5,593   $    1,407
                                                                     ============  ===========
Earnings Per Common Share -- Assuming No Dilution ..................  $      0.66   $     0.24
                                                                     ============  ===========
Earnings Per Common Share -- Assuming Full Dilution ................  $      0.56   $     0.24
                                                                     ============  ===========
Weighted Average Common Shares:
  Assuming no dilution .............................................    8,524,550    5,894,398
  Assuming full dilution ...........................................   11,075,199    8,332,504

  The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN THOUSANDS, UNAUDITED)

                                                                    THREE MONTHS ENDED
                                                                        MARCH 31,
                                                                  --------------------
                                                                     1996       1995
                                                                  ---------  ---------
Net Cash Provided by Operating Activities .......................   $ 9,936    $ 3,627
                                                                  ---------  ---------
Cash Flows from Investing Activities:
  Purchase of property and equipment ............................    (1,682)      (263)
  Proceeds from sale of marine vessels and equipment ............       624      1,700
  Investments in and advances to 50% or less owned companies ....       (60)      (730)
  Principal payments on notes due from 50% or less owned
   companies  ...................................................       342         --
  Cash acquired in a business combination .......................        --      1,966
  Principal payments received under a sale-type lease ...........        42         --
                                                                  ---------  ---------
   Net cash provided (used) in investing activities .............      (734)     2,673
                                                                  ---------  ---------
Cash Flows from Financing Activities:
  Payments of long-term debt ....................................    (8,994)    (1,808)
  Purchase of 6% convertible subordinated notes .................        --     (1,980)
  Proceeds from exercise of stock options .......................        26         --
                                                                  ---------  ---------
   Net cash used in financing activities ........................    (8,968)    (3,788)
                                                                  ---------  ---------
Effect of Exchange Rate Changes on Cash and Cash Equivalents  ...       (22)        12
                                                                  ---------  ---------
Net Increase in Cash and Cash Equivalents .......................       212      2,524
Cash and Cash Equivalents, Beginning of Period ..................    24,637     40,830
                                                                  ---------  ---------
Cash and Cash Equivalents, End of Period ........................   $24,849    $43,354
                                                                  =========  =========
Supplemental Disclosures of Cash Flow Information:
  Cash income taxes paid ........................................   $   761    $   352
  Cash interest paid ............................................       742        175

  The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION --

   The condensed consolidated financial information for the three-month periods ended March 31, 1996, and 1995, has been prepared by the Company and was not audited by its independent public accountants. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 1996, and for all periods presented have been made. Results of operations for the interim periods presented are not necessarily indicative of the operating results for the full year or any future periods.

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the financial statements and related notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

2. EARNINGS PER SHARE --

   Earnings per common share assuming no dilution were computed based on the weighted average number of common shares issued and outstanding and the number of shares expected to be issued under restricted stock grant agreements during the relevant periods. The additional common stock assumed to be outstanding to reflect the dilutive effect of other common stock equivalents (stock options) were excluded from the computation as insignificant.

   Earnings per common share assuming full dilution were computed based on the weighted average number of shares issued and outstanding, additional shares assumed to be outstanding to reflect the dilutive effect of all common stock equivalents using the treasury stock method, and the assumption that all convertible subordinated notes were converted to common stock. Net income has been adjusted for interest expense and debt discount amortization (net of income tax) associated with the convertible subordinated notes.

3. INCOME TAXES --

   Income tax expense for the three-month periods ended March 31, 1996, and 1995, was based upon an estimated effective tax rate for the entire fiscal year of 35% and 34%, respectively.

4. LONG-TERM DEBT --

   During the first quarter of 1996, the Company repaid $8,000,000 under a revolving credit loan facility with Den norske Bank ASA. The revolving credit loan facility was established by the Company in conjunction with its acquisition of vessels in 1995.

5. NON-QUALIFIED STOCK OPTION PLAN --

   On February 9, 1996, the Executive Compensation and Stock Option Committee of the Board of Directors granted certain employees options to purchase a total of 7,300 shares of common stock of the Company at an exercise price of $30.75 per share under the SEACOR Holdings, Inc. 1992 Non-Qualified Stock Option Plan. On the date of grant, the stock option price equaled the Company's common stock trading price at the close of business.

   At March 31, 1996, shares available for future grant under the SEACOR Holdings, Inc. 1992 Non-Qualified Stock Option Plan totaled 67,503.

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 6. SUBSEQUENT EVENTS --

 LETTER OF INTENT:

   On April 18, 1996, the Company signed a letter of intent to acquire all of the capital stock of McCall Enterprises Inc. ("McCall") and affiliated companies for 1,215,500 shares of common stock of the Company, subject to adjustments to reflect changes in working capital on the date of closing (the "McCall Transaction"). Based on the Company's closing sale price on April 17, 1996, the McCall Transaction has a value of approximately $48,900,000. The McCall Transaction is intended to qualify as a tax free reorganization and to be consummated in the Company's second quarter of 1996. McCall, based in Cameron, Louisiana, operates through McCall's Boat Rentals, Inc., a wholly owned subsidiary of McCall, and other affiliated companies. Its fleet includes five utility boats and 36 crew boats dedicated to serving the oil and gas industry, primarily in the U.S. Gulf of Mexico. The McCall Transaction is conditioned upon, among other things, satisfactory completion of due diligence, execution of definitive documentation and receipt of necessary government approvals.

 RESTRICTED STOCK AWARDS:

   On May 7, 1996, in recognition of a commitment to the continued growth and financial success of the Company, certain officers and key employees were granted a total of 12,250 restricted shares of the Company's common stock under the SEACOR Holdings, Inc. 1996 Share Incentive Plan.

   The market value of the restricted shares, amounting to $487,000 at time of grant, will be recorded as unamortized restricted stock compensation in a separate component of stockholders' equity. This compensation will be amortized to expense over a three year vesting period. Notwithstanding the foregoing, 100% beneficial ownership of the restricted stock shall vest immediately upon death, disability, termination of the employee without "cause," or the occurrence of a "change-in-control" of the Company.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of McCall Affiliated Companies:

We have audited the accompanying combined balance sheet of McCall Affiliated Companies ("the Companies" -- see Note 1) as of December 31, 1995, and the related combined statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presently fairly, in all material respects, the financial position of the McCall Affiliated Companies as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
May 10, 1996

                          MCCALL AFFILIATED COMPANIES
                            COMBINED BALANCE SHEET
                           AS OF DECEMBER 31, 1995

 CURRENT ASSETS:
 Cash .........................................   $  3,950,000
 Investment securities ........................        623,000
 Accounts receivable ..........................      3,495,000
 Prepaid expenses and other ...................      1,236,000
                                                --------------
    Total current assets ......................      9,304,000
INVESTMENT IN 50% OR LESS OWNED COMPANY  ......        163,000
PROPERTY AND EQUIPMENT:
 Vessels and equipment ........................     47,473,000
 Other ........................................      1,327,000
                                                --------------
    Total property and equipment ..............     48,800,000
 Less -- accumulated depreciation .............    (20,673,000)
                                                --------------
                                                    28,127,000
OTHER ASSETS                                           288,000
                                                --------------
    Total assets ..............................   $ 37,882,000
                                                ==============
CURRENT LIABILITIES:
 Current portion of long-term debt ............   $    156,000
 Loans from stockholders ......................      1,665,000
 Accounts payable .............................        523,000
 Accrued salaries and wages ...................        321,000
 Accrued liabilities ..........................         40,000
 Deferred income taxes ........................        500,000
                                                --------------
    Total current liabilities .................      3,205,000
LONG-TERM LIABILITIES:
 Notes payable -- noncurrent ..................      1,440,000
DEFERRED INCOME TAXES .........................      6,497,000
STOCKHOLDERS' EQUITY:
 Contributed capital ..........................         30,000
 Retained earnings ............................     27,012,000
 Less 64 shares held in treasury, at cost  ....       (302,000)
                                                --------------
    Total stockholders' equity ................     26,740,000
                                                --------------
    Total liabilities and stockholders' equity    $ 37,882,000
                                                ==============

  The accompanying notes are an integral part of these financial statements.

                          MCCALL AFFILIATED COMPANIES
           COMBINED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

OPERATING REVENUE ..............................   $20,029,000
COSTS AND EXPENSES:
 Vessel operations .............................    14,982,000
 Administrative and general ....................     1,045,000
 Depreciation ..................................     2,102,000
                                                 -------------
    Total operating expenses ...................    18,129,000
                                                 -------------
INCOME FROM OPERATIONS .........................     1,900,000
                                                 -------------
OTHER INCOME (EXPENSES):
 Gain on sale of equipment .....................        85,000
 Interest income ...............................        74,000
 Interest expense ..............................      (195,000)
                                                 -------------
                                                       (36,000)
                                                 -------------
INCOME BEFORE INCOME TAXES .....................     1,864,000
INCOME TAX EXPENSE (BENEFIT):
 Current .......................................       923,000
 Deferred ......................................      (211,000)
                                                 -------------

    Total income tax expense ...................       712,000

EQUITY IN NET LOSS OF 50% OR LESS OWNED COMPANY        (53,000)
                                                 -------------
NET INCOME .....................................   $ 1,099,000
                                                 =============
RETAINED EARNINGS, beginning of year ...........   $25,914,000
NET INCOME .....................................     1,099,000

DIVIDENDS PAID .................................        (1,000)
                                                 -------------
RETAINED EARNINGS, end of year .................   $27,012,000
                                                 =============

  The accompanying notes are an integral part of these financial statements.

                          MCCALL AFFILIATED COMPANIES
                       COMBINED STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income .........................................   $ 1,099,000
 Depreciation .......................................     2,102,000
 Gain on sale of equipment ..........................       (85,000)
 Equity in net loss of 50% or less owned company  ...        53,000
 Deferred income taxes ..............................      (211,000)
 Changes in operating assets and liabilities:
  Increase in accounts receivable ...................      (642,000)
  Increase in prepaid expenses and other ............      (712,000)
  Increase in accounts payable and accrued expenses         178,000
                                                      -------------
    Net cash provided by operating activities  ......     1,782,000
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment .................    (1,671,000)
 Purchase of securities .............................       (28,000)
 Proceeds from sale of equipment ....................       115,000
 Investments in 50% or less owned company  ..........      (250,000)
                                                      -------------
    Net cash used in investing activities  ..........    (1,834,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from capital contributions ................         4,000
 Proceeds from notes payable ........................     1,625,000
 Proceeds from stockholders' loans ..................       658,000
 Payments on notes payable ..........................    (1,323,000)
 Payments on stockholders' loans ....................      (463,000)
 Dividends paid .....................................        (1,000)
                                                      -------------
    Net cash provided by financing activities  ......       500,000

NET INCREASE IN CASH AND CASH EQUIVALENTS  ..........       448,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR  .....     3,502,000
                                                      -------------
CASH AND CASH EQUIVALENTS AT END OF YEAR ............   $ 3,950,000
                                                      =============
SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid in 1995 for taxes ........................   $ 1,100,000
 Cash paid in 1995 for interest .....................   $   211,000

  The accompanying notes are an integral part of these financial statements.

                         MCCALL AFFILIATED COMPANIES
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                              DECEMBER 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   The McCall Affiliated Companies (the "Companies") furnish vessel support in the offshore oil and gas exploration and production industry. The Companies operate in the United States Gulf of Mexico.

 Principles of Combination

   The combined financial statements include the accounts of a group of affiliated companies which are under the common management of Mr. Norman McCall and common ownership of Mr. McCall and other family members. McCall Enterprises, Inc. is the primary holding company of the affiliated companies. The companies in the group are as follows:

                      Cameron Boat Rentals, Inc.
                      Cameron Crews, Inc.
                      McCall's Boat Rentals, Inc.
                      Gladys McCall, Inc.
                      Philip Alan McCall, Inc.
                      Gulf Marine Transportation, Inc.
                      Carroll McCall, Inc.
                      N.F. McCall Crews, Inc.
                      McCall Marine Services, Inc.
                      McCall Crewboats, L.L.C.
                      McCall Support Vessels, Inc.
                      McCall Enterprises, Inc.

   All intercompany balances and transactions have been eliminated.

   Each member of the group has a December 31 fiscal year-end except McCall's Boat Rentals, Inc., which has a fiscal year ending September 30. The financial information of McCall's Boat Rentals, Inc. has been restated in the combined financial statements to reflect a year end date of December 31.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Accounts Receivable

   Customers of vessel support services are primarily major and large independent oil and gas exploration and production companies. The Companies' customers are granted credit on a short-term basis and related credit risks are considered minimal.

 Investments in Marketable Securities

   At December 31, 1995, the Companies held $623,000 in investments in U. S. Government debt securities. These securities are accounted for as held-to-maturity securities; and, accordingly are reflected at amortized cost, which approximates fair value at December 31, 1995.

 Property and Equipment

   Property and equipment are recorded at historical cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes. Maintenance and repair costs, including routine drydock inspections on vessels in accordance

                         MCCALL AFFILIATED COMPANIES
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

with maritime regulations, are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of vessels and major renewals or improvements to other properties are capitalized.

   Vessels and related equipment are depreciated over 20 years; all other property and equipment are depreciated and amortized over approximately five to ten years.

 Fair Value of Financial Instruments

   The carrying value of long-term debt approximates its fair value.

   Loans from stockholders are generally advances made from stockholders. The Companies believe it is not practicable to estimate the fair market values of these loans.

 Income Taxes

   The Companies follow the principles of Statement of Financial Accounting Standards ("SFAS") No. 109, the financial accounting and reporting standard for income taxes.

   Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the difference between assets and liabilities reported in the tax return and financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

   Each company files its own Federal income tax return except for Gladys McCall, Inc., which files a consolidated return with its parent, Cameron Boat Rentals, Inc. Three of the companies have a net operating loss carryforward of $31,000. If not offset against future years with net income, $7,000 will expire in year 2008, $15,000 will expire in the year 2009, and $9,000 will expire in the year 2010.

   McCall Crewboats, L.L.C. is treated as a partnership for income tax purposes; therefore, income taxes are the responsibility of the individual members. Accordingly, no provision for income taxes is provided for this company in the accompanying statement of operations. The operating results of McCall Crewboats, L.L.C. are not material relative to the combined group.

 Revenue Recognition

   The Companies' marine transportation business earns revenue primary from time or bareboat charter of vessels to customers based upon daily rates of hire. Vessel charters may range from several days to several years.

 Earnings Per Share

   Management believes that earnings per share for the combined Companies is not relevant.

 New Accounting Standard

   In 1995, SFAS No. 121 -- "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was issued and requires adoption by the Companies in fiscal 1996. Management believes that such adoption will not have a material effect on the Companies' financial statements taken as a whole.

2. INVESTMENT IN 50% OR LESS OWNED COMPANY:

   In August 1995, McCall Support Vessels, Inc. ("MSV") and SEACOR Holdings, Inc. ("SEACOR") organized and formed a Louisiana limited liability company, SEAMAC OFFSHORE, L.L.C.

                         MCCALL AFFILIATED COMPANIES
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1995

2. INVESTMENT IN 50% OR LESS OWNED COMPANY:  (Continued)

("SEAMAC") for the primary purpose of acquiring, owning, operating, and managing marine vessels. SEAMAC's two equally participating members are MSV and a wholly owned subsidiary of SEACOR. At December 31, 1995, two crew vessels were bareboat chartered by SEAMAC from the Companies and were operating in Nigeria. For the year ended December 31, 1995, the Company's equity in the loss of SEAMAC, net of applicable income taxes, was $53,000. At December 31, 1995, SEAMAC had one crew vessel with an estimated hull cost of $1,337,000 and approximately $1,000,000 in engine and electronic costs which is under construction, and subsequent to year end, the members of SEAMAC agreed to construct two additional crew vessels with an estimated aggregate cost of approximately $7.5 million. The members of SEAMAC are expected to fund the costs to construct these vessels.

3. LONG-TERM DEBT:

   Monthly payments on principal and interest at 9.75% per annum are made on a mortgage note outstanding to one bank on one motor vessel as follows:

                     MONTHLY
VESSEL              PRINCIPAL     BALANCE      MATURITY
- ----------------  -----------  ------------  ----------
Phyllis II ......    $ 13,000    $1,596,000      2007
Current portion                    (156,000)
                               ------------
                                 $1,440,000

   Maturities of long-term debt are as follows:

 YEAR ENDED
DECEMBER 31,
- --------------
1996 ..........  $  156,000
1997 ..........     156,000
1998 ..........     156,000
1999 ..........     156,000
2000 ..........     156,000
Thereafter ....     816,000
                -----------
                 $1,596,000
                ===========

4. LOANS FROM STOCKHOLDERS:

   The $1,665,000, of loans from stockholders is made up of unsecured loans due to Norman and Joyce McCall. The loans are due on demand and bear interest at 7% per annum. Monthly payments of $70,000 of principal are due until the loans are called. On May 3, 1996, the loans from stockholders were repaid in full.

                         MCCALL AFFILIATED COMPANIES
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1995

 5. INCOME TAXES:

   Income tax expense (benefit) consisted of the following components for the year ended December 31, 1995, in thousands of dollars:

                 1995
             -----------
Current:
 State .....   $ 113,000
 Federal  ..     810,000
             -----------
                 923,000
Deferred:
 Federal  ..    (211,000)
             -----------
               $ 712,000
             ===========

   The following table reconciles the difference between the statutory Federal income tax rate for the Company to the effective income tax rate:

                                 1995
                               -------
Statutory rate ...............   34.0%
State income taxes and other      4.2%
                               -------
                                 38.2%
                               =======

   The components of the net deferred income tax liability were as follows, as of December 31, 1995 in thousands of dollars:

                                                         1995
                                                   ---------------
Deferred tax assets:
 Equity in net loss of 50% or less owned company      $     33,000
                                                   ---------------
  Total deferred tax assets ......................    $     33,000
                                                   ---------------
Deferred tax liabilities:
 Property and equipment ..........................    $ (6,420,000)
 Other ...........................................        (610,000)
                                                   ---------------
  Total deferred tax liabilities .................    $ (7,030,000)
                                                   ---------------
  Net deferred tax liabilities ...................     $(6,997,000)

6. CAPITAL STOCK:

   McCall Enterprises, Inc., the principal holding company of the Companies, has 2,522 shares of no par, non cumulative preferred stock authorized, issued and outstanding for a total of $12,000 at December 31, 1995. The Companies have common stock totalling $18,000 after eliminations.

   Four companies hold, in their respective treasuries, shares of common stock purchased ranging in number from approximately 4 to 40, at a cost ranging from approximately $400 to $8,000 per share. These shares of common stock represent approximately 4%, 15%, 5%, and 40%, respectively, of the issued shares of Cameron Boat Rentals, Inc., Gladys McCall, Inc., Cameron Crews, Inc., and Gulf Marine Transportation, Inc.

                         MCCALL AFFILIATED COMPANIES
              NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)
                              DECEMBER 31, 1995

7. COMMITMENTS:

   As of December 31, 1995 the Companies were committed to the purchase of two new motor vessels being built at an approximate cost of $4,360,000, with expected delivery in November, 1996 and March, 1997.

8. 401(K) PLAN:

   The Companies established the N. F. McCall Crews, Inc. Employees Savings Trust ("the Plan") effective August 30, 1995. This defined contribution plan provides eligible employees with an opportunity to accumulate retirement savings. Requirements for eligibility include, (i) one year of full time employment, and (ii) attainment of 21 years of age.

   Participants may contribute up to 15% of their pre-tax annual compensation. During 1995, the Companies matched 1/3 of the first 6% of an employee's contributions to the Plan. The Board of Directors of the Companies determine the matching contribution annually. The participants' and Companies' contributions are funded to the Plan monthly.

   In general, participants are fully vested in the Companies' contributions upon (i) attaining the age of 65, (ii) death, (iii) becoming disabled, or
(iv) completing three years of employment service. Forfeitures of Companies' contributions for non-vested and terminated employees will be used to reduce future contributions of the Companies or pay administrative expenses.

   The Companies' contribution to the Plan was $13,000 for the year ended December 31, 1995.

   The Companies offer no other employee or post-employment benefits.

9. MAJOR CUSTOMERS

   Three customers accounted for 35%, 16% and 11%, respectively, of revenues in the year ended December 31, 1995.

10. SUBSEQUENT EVENT:

   On April 18, 1996, the Companies signed a letter of intent with SEACOR whereby SEACOR will acquire all of the outstanding capital stock of the Companies in exchange for 1,215,500 shares of SEACOR common stock. The transaction is expected to qualify as a tax-free reorganization and be consummated in the second quarter of 1996. It is conditioned upon, among other things, satisfactory completion of due diligence, execution of definitive documentation and receipt of necessary governmental approvals.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To McCall Affiliated Companies:

We have reviewed the accompanying condensed combined balance sheet of McCall Affiliated Companies as of March 31, 1996, and the related condensed combined statements of operations and cash flows for the three-month periods ended March 31, 1996 and 1995. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New Orleans, Louisiana,
May 17, 1996

                          MCCALL AFFILIATED COMPANIES
                       CONDENSED COMBINED BALANCE SHEET
                             AS OF MARCH 31, 1996

 CURRENT ASSETS:
 Cash ...........................................   $  5,532,000
 Investment securities ..........................        923,000
 Accounts receivable ............................      3,461,000
 Prepaid expenses and other .....................        766,000
                                                  --------------
    Total current assets ........................     10,682,000

INVESTMENT IN 50% OR LESS OWNED COMPANY  ........        250,000
PROPERTY AND EQUIPMENT ..........................     48,800,000
 Less -- accumulated depreciation ...............    (21,208,000)
                                                  --------------
                                                      27,592,000
OTHER ASSETS ....................................        288,000
                                                  --------------
    Total assets ................................   $ 38,812,000
                                                  ==============
CURRENT LIABILITIES:
 Current portion of long-term debt ..............   $    156,000
 Loans from stockholders ........................      1,570,000
 Accounts payable and other current liabilities        1,740,000
    Total current liabilities ...................      3,466,000
LONG-TERM LIABILITIES:
 Notes payable -- noncurrent ....................      1,325,000
DEFERRED INCOME TAXES ...........................      6,551,000

STOCKHOLDERS' EQUITY:
 Contributed capital ............................         30,000
 Retained earnings ..............................     27,742,000
 Less 64 shares held in treasury, at cost  ......       (302,000)
                                                  --------------
    Total stockholders' equity ..................     27,470,000
                                                  --------------
    Total liabilities and stockholders' equity  .   $ 38,812,000
                                                  ==============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                          MCCALL AFFILIATED COMPANIES

                  CONDENSED COMBINED STATEMENT OF OPERATIONS

                                                THREE MONTHS ENDED MARCH
                                                          31,
                                              --------------------------
                                                   1996          1995
                                              ------------  ------------
OPERATING REVENUE                               $5,328,000    $4,895,000
COSTS AND EXPENSES:
 Vessel operations ..........................    3,412,000     3,889,000
 Administrative and general .................      295,000       256,000
 Depreciation ...............................      535,000       520,000
                                              ------------  ------------
    Total operating expenses ................    4,242,000     4,665,000
                                              ------------  ------------

INCOME FROM OPERATIONS                           1,086,000       230,000
                                              ------------  ------------

OTHER INCOME (EXPENSE):
 Interest income ............................       11,000        11,000
 Interest expense ...........................      (62,000)      (30,000)
                                              ------------  ------------
                                                   (51,000)      (19,000)
                                              ------------  ------------
INCOME BEFORE INCOME TAXES AND EQUITY IN NET
 EARNINGS OF 50% OR LESS OWNED COMPANY           1,035,000       211,000
INCOME TAX EXPENSE                                 362,000        81,000
                                              ------------  ------------
INCOME BEFORE EQUITY IN NET EARNINGS OF 50%
 OR LESS OWNED COMPANY                             673,000       130,000

EQUITY IN NET EARNINGS OF 50% OR LESS OWNED
 COMPANY                                            57,000            --
                                              ------------  ------------

NET INCOME                                      $  730,000    $  130,000
                                              ============  ============

    The accompanying notes are an integral part of these financial statements.

                          MCCALL AFFILIATED COMPANIES
                 CONDENSED COMBINED STATEMENTS OF CASH FLOWS

                                                 THREE MONTHS ENDED MARCH
                                                            31,
                                                -------------------------
                                                     1996         1995
                                                ------------  -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES         $2,092,000   $  482,000
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment ...........           --       (1,000)
 Purchase of securities .......................     (300,000)          --
                                                ------------  -----------
    Net cash used in investing activities  ....     (300,000)      (1,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Payments on notes payable ....................     (115,000)    (661,000)
 Payments on stockholders' loans ..............      (95,000)     (50,000)
                                                ------------  -----------
    Net cash provided by financing activities       (210,000)    (711,000)
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                       1,582,000     (230,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
 PERIOD                                            3,950,000    3,502,000
                                                ------------  -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD        $5,532,000   $3,272,000
                                                ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         MCCALL AFFILIATED COMPANIES
               NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                                MARCH 31, 1996

1. BASIS OF PRESENTATION:

   The condensed consolidated financial information for the three-month periods ended March 31, 1996 and 1995 has been prepared by the Companies and was not audited by its independent public accountants. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 1996, and for all periods presented have been made. Result of operations for the interim periods presented are not necessarily indicative of the operating results for the full year or any future periods.

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed combined financial statements should be read in conjunction with the financial statements and related notes thereto for the fiscal year ended December 31, 1995 included herein.

 Income Taxes

   Income tax expense for the three-month periods ended March 31, 1996 and 1995 was based upon an estimated effective tax rate for the entire fiscal year of 35% and 38%, respectively.

 Earnings Per Share

   Management believes that earnings per share for the combined Companies is not relevant.

2. SUBSEQUENT EVENT:

   On April 18, 1996, the Companies signed a letter of intent with SEACOR Holdings, Inc. ("SEACOR") whereby SEACOR will acquire all of the outstanding capital stock of the Companies in exchange for 1,215,500 shares of SEACOR common stock plus an adjustment for working capital. The transaction is expected to qualify as a tax-free reorganization and be consummated in the second quarter of 1996. It is conditioned upon, among other things, satisfactory completion of due diligence, execution of definitive documentation and receipt of necessary governmental approvals.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                              TABLE OF CONTENTS

                                                  PAGE
                                               --------
Prospectus Summary ...........................      3
Risk Factors .................................     11
Recent Developments ..........................     16
Use of Proceeds ..............................     19
Price Range of Common Stock ..................     19
Capitalization ...............................     20
Report of Independent Public Accountants  ....     21
Pro Forma Financial Statements ...............     22
Selected Historical Financial Information  ...     30
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations ..................................     32
Business .....................................     45
Management ...................................     54
Selling Stockholders .........................     57
Underwriting .................................     59
Legal Matters ................................     60
Experts ......................................     60
Available Information ........................     61
Incorporation of Certain Information by
 Reference ...................................     61
Limitation on Foreign Ownership of Common
 Stock .......................................     62
Glossary of Selected Industry Terms  .........     63
Index to Consolidated Financial Statements  ..    F-1

- -------------------------------------------------------------------------------
                               GRAPHIC OMITTED
- -------------------------------------------------------------------------------

                            SEACOR Holdings, Inc.

                               1,595,316 Shares

                                 Common Stock
                               ($.01 par value)

                                  PROSPECTUS

                               CS First Boston
                             Salomon Brothers Inc
                             Wasserstein Perella
                               Securities, Inc.

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The table below sets forth the estimated expenses of the Offering (other than underwriting discounts and commissions):

SEC Registration Fee ...........................  $ 30,286.93
Nasdaq National Market Listing Fee .............    17,500.00
NASD Filing Fee ................................     9,280.00
"Blue Sky" Fees and Expenses ...................    10,000.00
Legal Fees and Expenses ........................   200,000.00
Accounting Fees and Expenses ...................    50,000.00
Printing and Engraving Expenses ................   150,000.00
Transfer Agent and Registrar Fees and Expenses       8,000.00
Miscellaneous Fees and Expenses ................    24,933.07
                                                 ------------
Total ..........................................  $500,000.00
                                                 ============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   As more fully described below, Section 145 of the DGCL permits Delaware corporations to indemnify each of their present and former directors or officers under certain circumstances, provided that such persons acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interests of the corporation. Article Eight of SEACOR's By-laws provides that the Company shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended from time to time, all persons whom it may indemnify pursuant to such section.

   Specifically, Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

   Section 145 of the DGCL also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon adjudication that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Any such indemnification (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above.

   Section 145 of the DGCL permits a Delaware business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person.

   Section 102(b) of the DGCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. The Company's Certificate of Incorporation contains provisions that limit the personal liability of each director to the Registrant or its stockholders for monetary damages for breach of the fiduciary duty of care as a director. These provisions eliminate personal liability to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

(a)  Exhibits

1.0      Form of Underwriting Agreement.

5.1      Legal Opinion of Weil, Gotshal & Manges LLP.*

10.0 The Master Agreement, dated as of June 6, 1996, by and among Compagnie Nationale de Navigation, SEACOR Holdings, Inc. and SEACOR Worldwide Inc.

15.1 Letter from Arthur Andersen LLP regarding use of unaudited interim financial statements.

23.1     Consent of Arthur Andersen LLP.

23.2 Consent of Weil, Gotshal & Manges LLP (included in its opinion filed as Exhibit 5.1).*

23.3     Consent of Coopers & Lybrand L.L.P.

23.4     Consent of Dudley, Ruland & Chateau P.C.

24.0     Powers of Attorney (included on the signature pages hereto).
- ------------

   *  To be filed by amendment.

(b)  Financial Statement Schedules

Report of Independent Public Accountants on Financial Statement Schedule ... S-1
II -- Valuation and Qualifying Accounts for each of the three years ended
December 31, 1995 .......................................................... S-2

   All schedules, except those set forth above, have been omitted since the information required is included in the financial statements or notes or have been omitted as not applicable or not required.

 ITEM 17. UNDERTAKINGS

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

   (i) The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 7, 1996.

                                          SEACOR HOLDINGS, INC.

                                          By: /s/ Randall Blank
                                          -----------------------------------
                                          Randall Blank
                                          Executive Vice President,
                                          Chief Financial Officer and
                                          Secretary

                              POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Charles Fabrikant and Randall Blank and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments or supplements (including post-effective amendments thereto) to this Form S-3 Registration Statement of SEACOR Holdings, Inc. and any registration statement filed pursuant to Rule 462 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

 /s/ Charles Fabrikant            Chairman of the Board of       June 7, 1996
 -------------------------------- Directors, President and
 Charles Fabrikant                Chief Executive Officer

/s/ Randall Blank                 Executive Vice President,      June 7, 1996
 -------------------------------- Chief Financial Officer and
 Randall Blank                    Secretary (Principal
                                  Financial Officer)

/s/ Granville E. Conway           Director                       June 7, 1996
 --------------------------------
 Granville E. Conway

/s/ Michael E. Gellert            Director                       June 7, 1996
 --------------------------------
 Michael E. Gellert

/s/ Robert J. Pierot              Director                       June 7, 1996
 --------------------------------
 Robert J. Pierot

/s/ Stephen Stamas                Director                       June 7, 1996
 --------------------------------
 Stephen Stamas

                               II-4





/s/ Richard M. Fairbanks III      Director                       June 7, 1996
 --------------------------------
 Richard M. Fairbanks III

/s/ Pierre de Demandolx           Director                       June 7, 1996
 --------------------------------
 Pierre de Demandolx

/s/ Lenny P. Dantin               Vice President and Treasurer   June 7, 1996
 -------------------------------- (Principal Accounting Officer
 Lenny P. Dantin                  and Controller)


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                       ON FINANCIAL STATEMENT SCHEDULE

To SEACOR Holdings, Inc.:

   We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of SEACOR Holdings, Inc. and its subsidiaries and have issued our report thereon dated February 20, 1996. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.
                                          Arthur Andersen LLP

New Orleans, Louisiana
February 20, 1996

                    SEACOR HOLDINGS, INC. AND SUBSIDIARIES
                                 SCHEDULE II
                      VALUATION AND QUALIFYING ACCOUNTS
            FOR THE YEARS ENDED DECEMBER 31, 1994, 1993, AND 1992
                                (IN THOUSANDS)

                                         BALANCE     CHARGED TO    CHARGED TO                  BALANCE
                                        BEGINNING     COST AND       OTHER          (A)        END OF
             DESCRIPTION                 OF YEAR      EXPENSES      ACCOUNTS     DEDUCTIONS     YEAR
- ------------------------------------  -----------  ------------  ------------  ------------  ---------
Year Ended December 31, 1994
 Allowance for doubtful accounts
 (deducted from accounts receivable)       $10          $98           $--           $--         $108
                                      ===========  ============  ============  ============  =========

Year Ended December 31, 1993
 Allowance for doubtful accounts
 (deducted from accounts receivable)       $--          $20           $--           $10         $ 10
                                      ===========  ============  ============  ============  =========

Year Ended December 31, 1992
 Allowance for doubtful accounts
 (deducted from accounts receivable)       $36          $--           $--           $36         $ --
                                      ===========  ============  ============  ============  =========

- ------------

(a) Recovery of accounts receivable which had been previously reserved as uncollectible or accounts receivable amounts deemed uncollectible and removed from accounts receivable and allowance for doubtful accounts.

 The notes which accompany the financial statements included in the Form 10-K are an integral part of this schedule and should be read in conjunction herewith.

                                EXHIBIT INDEX

   EXHIBIT
     NO.                                             DESCRIPTION                                         PAGE NO.
- -----------  -----------------------------------------------------------------------------------------  --------
     1.0     Form of Underwriting Agreement.
     5.1     Legal Opinion of Weil, Gotshal & Manges LLP.*
             The Master Agreement, dated as of June 6, 1996, by and among Compagnie Nationale de Navigation,
    10.0     SEACOR Holdings, Inc. and SEACOR Worldwide Inc.
    15.1     Letter from Arthur Andersen LLP regarding use of unaudited interim financial statements.
    23.1     Consent of Arthur Andersen LLP.
    23.2     Consent of Weil, Gotshal & Manges LLP (included in its opinion filed as Exhibit 5.1).*
    23.3     Consent of Coopers & Lybrand L.L.P.
    23.4     Consent of Dudley, Ruland & Chateau P.C.
    24.0     Powers of Attorney (included on signature pages hereto).

- ------------

* To be filed by amendment.